FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Financial Statements
Companhia Brasileira de Distribuição
December 31,2011 and 2010 With Independent Auditors' Report on Financial Statements

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Companhia Brasileira de Distribuição

Financial Statements

December 31, 2011 and 2010

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Companhia Brasileira de Distribuição

Balance Sheet

December 31, 2011, 2010 and 2009

(In thousands of reais)

		Parent Company			Consolidated
ASSETS	Notes	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009
Current
Cash ans cahs equivalents	7	2,328,783	1,757,576	1,927,480	4,969,955	3,817,994	230,327
Marketable securities	8	-	-	-	-	600,613	2,111,600
Trade accounts receivable	9	791,538	880,370	920,817	5,437,500	4,047,234	2,475,373
Other accounts receivable	10	40,131	50,976	-	279,621	269,980	-
Inventories	12	1,914,938	1,573,254	1,521,613	5,552,769	4,823,768	2,827,463
Recoverable taxes	13	413,721	363,762	230,581	907,702	888,355	416,550
Other accounts receivable		68,182	61,948	95,365	128,845	225,123	338,435
Total Current assets		5,557,293	4,687,886	4,695,856	17,276,392	14,673,067	8,399,748

Noncurrent assets
Receivables securitization fund	11	124,276	117,613	106,129	-	-	-
Marketable securities	8	-	-	-	-	7,389	-
Trade accounts receivable	9	-	-	-	555,841	527,939	-
Other accounts receivable	10	46,736	52,785	33,761	107,013	89,557	419,191
Recoverable taxes	13	24,526	119,802	134,213	729,998	213,506	255,194
Financial instruments	20	-	-	-	304,339	304,339	-
Income and social contribution taxes	22	225,010	340,191	347,628	1,249,687	1,136,462	1,207,712
Related parties	14	1,143,031	804,556	339,064	133,415	176,241	118,650
Escrow deposits		386,487	329,612	256,337	737,688	645,920	466,026
Other credits		31,979	36,540	14,860	36,899	54,986	19,911
Investments	15	4,191,683	3,984,178	2,466,160	253,250	232,540	194,227
Property and equipment	17	5,074,613	4,801,998	4,297,290	7,358,250	6,794,337	5,356,601
Intangible assets	18	949,890	679,655	924,350	5,026,233	4,915,980	2,219,773
Total Noncurrent assets		12,198,231	11,266,930	8,919,792	16,492,613	15,099,196	10,257,285
Total do ativo		17,755,524	15,954,816	13,615,648	33,769,005	29,772,263	18,657,033

                                                                                                                                                - 1 -

Companhia Brasileira de Distribuição

Balance Sheet

December 31, 2011, 2010 and 2009

(In thousands of reais)

		Parent Company			Consolidated
Liabilities	Notes	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009
Current
Trade payable		2,526,912	2,219,699	2,327,444	6,278,757	5,368,738	4,004,395
Loans and borrowings	19	210,834	707,355	281,973	4,415,654	2,394,441	668,226
Debentures	19	501,844	520,675	19,386	501,844	520,675	19,386
Payroll and labor liabilities		297,300	258,235	225,550	758,663	589,186	428,188
Income and social contribution taxes payable	21	69,102	143,886	154,089	332,416	298,853	313,672
Tax installment payment	21	163,214	51,480	52,640	171,212	54,071	55,073
Related parties	14	188,272	513,820	20,188	27,878	274,291	31,734
Dividends	26	103,387	114,654	94,491	103,396	116,287	98,052
Business combinations and acquisition of non-controlling interest	16	-	-	-	54,829	297,484	-
Financing by purchase of assets		14,211	14,211	14,211	14,211	14,211	14,212
Rent		24,929	22,887	21,523	48,991	68,226	47,424
Prepaid revenue	25	-	-	-	81,915	63,021	-
Other accounts payable		149,153	175,284	179,558	711,436	863,953	353,363
Total Current liabilities		4,249,158	4,742,186	3,391,053	13,501,202	10,923,437	6,033,725

Noncurrent liabilities
Loans and borrowings	19	2,292,024	1,456,488	769,010	4,103,382	4,524,464	2,101,243
Debentures	19	2,137,518	1,067,472	1,481,356	2,137,518	1,067,472	1,481,356
Income and social contribution taxes	22	-	-	-	1,114,873	1,028,986	-
Tax installment payment	21	1,202,667	1,269,246	1,140,644	1,291,810	1,377,758	1,205,579
Provision for contingencies	23	236,922	387,153	154,618	680,123	809,337	661,323
Business combinations and acquisition of non-controlling interest	16	-	-	-	188,602	215,060	-
Prepaid revenue	25	-	3,571	-	381,406	187,467	-
Other accounts payable		11,962	5,378	54,747	275,664	137,690	517,082
Total Noncurrent liabilities		5,881,093	4,189,308	3,600,375	10,173,378	9,348,234	5,966,583
Shareholders´ equity
Shareholders´ equity	26	6,129,405	5,579,259	5,374,751	6,129,405	5,579,259	5,374,751
Capital reserve	26	384,342	463,148	647,232	384,342	463,148	647,232
Revenue reserve	26	1,111,526	980,915	602,237	1,111,526	980,915	602,237
		-	-	-	-	-	-
		-	-	-	-	-	-
		7,625,273	7,023,322	6,624,220	7,625,273	7,023,322	6,624,220
Non-controlling interest					2,469,152	2,477,270	32,505
Total liabilities and shareholders´ equity		17,755,524	15,954,816	13,615,648	33,769,005	29,772,263	18,657,033

                                                                                                                         - 2 -

Companhia Brasileira de Distribuição

Statement of Income

December 31, 2011, 2010 and 2009

(In thousands of reais)

	Parent Company			Consolidated
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009

Gross sales from goods and/or services	17,744,191	16,965,104	15,480,665	46,594,486	32,091,674	23,192,758
Cost of goods sold and/or services sold	(13,158,402)	(12,812,184)	(11,687,701)	(33,932,964)	(24,241,476)	(17,493,806)
Gross profit	4,585,789	4,152,920	3,792,964	12,661,522	7,850,198	5,698,952
Operating income (expenses)
Selling expenses (Note 27)	(2,543,293)	(2,375,049)	(2,149,615)	(7,936,647)	(4,866,289)	(3,532,481)
General and admnistrative (Note 27)	(596,361)	(534,439)	(474,950)	(1,683,097)	(950,959)	(679,581)
Depreciation and amortization	(310,398)	(273,635)	(332,981)	(680,547)	(446,129)	(459,900)
Net finance expenses (Note 24)	(472,935)	(310,415)	(135,496)	(1,332,708)	(823,001)	(254,475)
Equity pickup (Note 15)	374,685	146,436	22,737	34,825	34,499	5,412
Net Other income (expenses) (Note 28)	(234,188)	(149,665)	(8,888)	(258,693)	(127,867)	(77,873)
	(3,782,490)	(3,496,767)	(3,079,193)	(11,856,867)	(7,179,746)	(4,998,898)
Earnings before income taxes	803,299	656,153	713,771	804,655	670,452	700,054

Income and social contribution taxes (Note 22)	(85,080)	(37,655)	(104,340)	(84,999)	(84,522)	(94,015)

Net income from continued operations	718,219	618,498	609,431	719,656	585,930	606,039
Attributed:
Partners of Parent Company (Note 30)	718,219	618,498	609,431	718,219	618,498	609,431
Non-controlling shareholders	-	-	-	1,437	(32,568)	(3,392)

                                                                                                                         - 3 -

Companhia Brasileira de Distribuição

Statement of Changes in Shareholders’ Equity - Parent Company and Consolidated

December 31, 2011

(In thousands of reais)

		Capital reserve				Profit reserves					Shareholders´ equity	Non-controlling interest	Total
Description	Capital	Goodwil special	Outros instrumentos de patrimônio	Others reserve	Options granted	Legal	Expansion	Treasury Shares	Retention of profits	Accumulated profit
December 31, 2010	5,579,259	344,605	-	7,398	111,145	212,339	701,923	(6,868)	73,521	-	7,023,322	2,477,270	9,500,592
										-

Capital increases:
Capitalization of reserves	527,175	(105,675)	-	-	-	-	(379,350)	-	(42,150)	-	-	-	-
Subscribed capital	22,971	-	-	-	-	-	-	-	-	-	22,971	-	22,971
Recognized granted options	-	-	-	-	26,869	-	-	-	-	-	26,869	-	26,869
Participation of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(9,555)	(9,555)
Net income for the year	-	-	-	-	-	-	-	-	-	718,219	718,219	1,437	719,656
Appropriation of net income to legal reserve	-	-	-	-	-	35,910	-	-	-	(35,910)	-	-	-
Proposed dividends (advance)	-	-	-	-	-	-	-	-	-	(170,578)	(170,578)	-	(170,578)
Gain/loss in equity interest	-	-	-	-	-	-	-	-	4,470	-	4,470	-	4,470
Expansion Reserve	-	-	-	-	-	-	460,557	-	-	(460,557)	-	-	-
Reserve for retained earnings	-	-	-	-	-	-	-	-	51,174	(51,174)	-	-	-

December 31, 2011	6,129,405	238,930	-	7,398	138,014	248,249	783,130	(6,868)	87,015	-	7,625,273	2,469,152	10,094,425

                                                                                                                         - 4 -

Companhia Brasileira de Distribuição

Statement of Changes in Shareholders’ Equity - Parent Company and Consolidated

December 31, 2010

(In thousands of reais)

		Capital reserve				Profit reserves					Shareholders´ equity	Non-controlling interest	Total
Description	Capital	Goodwil special	Outros instrumentos de patrimônio	Others reserve	Options granted	Legal	Expansion	Treasury Shares	Retention of profits	Accumulated profit

December 31, 2009	5,374,751	428,513	-	135,494	83,225	176,217	379,350	(10,908)	57,578	-	6,624,220	32,505	6,656,725

Capital increases:
Capitalization of reserves	169,388	(83,908)	-	-	-	-	-	-	(85,480)	-	-	-	-
Subscribed capital	35,120	-	-	-	-	-	-	-	-	-	35,120	-	35,120
Treasury shares	-	-	-	-	-	-	-	4,040	-	-	4,040	-	4,040
Put Sendas												-
Custo recompra de açções											-	-	-
Capital integralizado - Globex											-	-	-
Opções de ações exercidas											-	-	-
Recognized granted options	-	-	-	-	27,920	-	-	-	-	-	27,920	-	27,920
Net income for the year	-	-	-	-	-	-	-	-	-	618,498	618,498	(32,569)	585,929
Profit retention reserve	-	-	-	-	-	36,122	-	-	-	(36,122)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(171,575)	(171,575)	-	(171,575)
Retention for expansion reserve	-	-	-	-	-	-	322,573	-	(141,632)	(180,941)	-	-	-
Acquisition of minority interest	-	-	-	(128,096)	-	-	-	-	-	(229,860)	(357,956)	2,477,334	2,119,378
Gain (loss) equity Interest	-	-	-	-	-	-	-	-	243,055	-	243,055	-	243,055
Reserve for retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-

December 31, 2010	5,579,259	344,605	-	7,398	111,145	212,339	701,923	(6,868)	73,521	-	7,023,322	2,477,270	9,500,592

                                                                                                                         - 5 -

Companhia Brasileira de Distribuição

Statement of Cash Flows

December 31, 2011 and 2010

(In thousands of reais)

	Parent Company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash flow provided by operating activities	450,353	104,063	1,128,063	361,385

Cash generated in the operations	1,257,607	1,072,659	2,649,258	1,235,908

Cash flows from operating activities
Net income for the year	718,219	618,498	719,656	585,930
Adjust by
Deferred income tax	85,080	34,988	(57,118)	32,470
Depreciation and amortization	310,398	273,635	706,494	446,129
Equity pickup	(374,685)	(146,436)	(34,825)	(34,499)
Adjustment to present value	(952)	3,928	22,427	(83,950)
Finance charge	488,657	267,045	965,557	239,473
Provision for contingencies	(10,738)	243,665	(4,798)	298,406
Provision for share-based payment	26,869	27,920	26,869	27,920
Gains due to profitable purchase	0	(351,718)	0	(351,718)
Results disposal of fixed assets	14,255	27,962	48,820	73,517
Allowance for doubtful debts	0	2,951	246,385	56,541
Other	504	70,221	9,791	(54,311)

	1,257,607	1,072,659	2,649,258	1,235,908

Assets and liabilities variations
Accounts receivable	(143,428)	9,498	(1,925,932)	733,423
Marketable securities	0	0	634,978	88,745
Invetories	(341,684)	(139,387)	(752,539)	(706,705)
Recoverable taxes	75,526	(122,698)	(506,651)	(171,574)
Other assets	(1,673)	(818,131)	114,365	108,404
Related parties	(464,916)	493,630	(189,360)	(941,274)
Escrow deposits	(54,052)	(61,100)	(68,116)	(150,314)
Trade payable	307,213	(105,346)	972,395	245,298
Payroll and labor liabilities	39,066	37,686	169,477	(170,354)
Other liabilities	(223,306)	(262,748)	30,188	89,828

	(807,254)	(968,596)	(1,521,195)	(874,523)

Net cash provided by operating activities	450,353	104,063	1,128,063	361,385

Cash flows from investing activities
Restricted cash	0	0	0	58,798
Companies acquisition	0	(28,544)	(269,113)	(28,544)
Capital increase	(112)	(290,429)	(112)	0
Acquisition of fixed assets	(726,557)	(835,456)	(1,262,640)	(1,283,547)
Increase intangible assets	(155,114)	(72,177)	(191,635)	(196,714)
Sale of fixed assets	24,482	128,589	98,004	22,017
Net cash used in investing activities	(857,301)	(1,098,017)	(1,625,496)	(1,427,990)

Cash flows from financing activities
Capital increase	22,971	35,120	22,971	35,120
Net cash increase from acquition	0	0	0	64,957
Funding and Refinancing	2,390,981	1,114,836	6,918,179	3,981,201
Payments	(982,152)	(84,382)	(4,772,162)	(1,204,381)
Interest paid	(271,801)	(90,112)	(336,126)	(182,813)
Payment of dividends	(181,844)	(151,412)	(183,468)	(151,412)

Net cash provided by financing activities	978,155	824,050	1,649,394	2,542,672

Net increase (decrease) in cash and cash equivalents	571,207	(169,904)	1,151,961	1,476,067

Cash and cash equivalents at end of year	2,328,783	1,757,576	4,969,955	3,817,994
Cash and cash equivalents at beginning of year	1,757,576	1,927,480	3,817,994	2,341,927
Net increase (decrease) in cash and cash equivalents	571,207	(169,904)	1,151,961	1,476,067

                                                                                                                                                 -6-

Companhia Brasileira de Distribuição

Statement of Value Added

December 31, 2011 and 2010

(In thousands of reais)

	Parent Company				Consolidated
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
Revenue
Sales of goods, products and services	18,011,798		17,213,787		52,573,420		36,144,368
Allowance for (reversal) of doubtful accounts	(7,151)		(7,148)		(256,371)		(54,651)
Other revenues (expenses) operatng	(54,906)		(37,977)		136,575		109,186
	17,949,741		17,168,662		52,453,624		36,198,903
Input acquired from third parties
Costs of products, goods and services sold	(12,775,788)		(12,394,290)		(36,637,834)		(26,175,020)
Materials, energy, outsourced services and other	(1,440,543)		(1,350,262)		(4,464,217)		(2,902,303)
	(14,216,331)		(13,744,552)		(41,102,051)		(29,077,323)

Gross added value	3,733,410		3,424,110		11,351,573		7,121,580

Retention
Depreciation and amortization	(310,398)		(273,635)		(706,494)		(446,129)

Net added value produced	3,423,012		3,150,475		10,645,079		6,675,451

Added value received in transfers
Equity pickup	374,685		146,436		34,825		34,499
Financial income	318,540		257,880		593,250		331,698
	693,225		404,316		628,075		366,197

Total added value to distribute	4,116,237	100%	3,554,791	100%	11,273,154	100%	7,041,648	100%

Personnel	1,535,782	37.3%	1,367,584	38.5%	5,227,944	46.4%	2,603,281	37.0%
Direct compensation	1,053,815	25.6%	930,834	26.2%	3,893,645	34.5%	1,882,359	26.7%
Other	34,884	0.8%	26,792	0.8%	153,458	1.4%	35,110	0.5%
Benefits	365,527	8.9%	336,955	9.5%	777,577	6.9%	532,253	7.6%
Government severance indemnity fund for employees	81,556	2.0%	73,003	2.1%	403,264	3.6%	153,559	2.2%
Taxes, fees and contributions	735,047	17.9%	687,238	19.3%	2,281,380	20.2%	1,982,743	28.2%
Federal	457,459	11.1%	371,520	10.5%	1,079,903	9.6%	1,343,183	19.1%
State	187,567	4.6%	236,306	6.6%	986,866	8.8%	489,724	7.0%
Municipal	90,021	2.2%	79,412	2.2%	214,611	1.9%	149,836	2.1%
Value distributed to providers of capital	1,127,189	27.4%	881,471	24.8%	3,044,174	27.0%	1,869,694	26.6%
Interest	791,474	19.2%	568,295	16.0%	1,926,074	17.1%	1,163,233	16.5%
Rentals	335,715	8.2%	313,176	8.8%	1,118,100	9.9%	706,461	10.0%
Dividends	170,577	4.1%	171,575	4.8%	170,577	1.5%	171,575	2.4%
Retained earnings/accumulated losses for the year	547,642	13.3%	446,923	12.6%	547,642	4.9%	446,923	6.3%
Non-controlling interest in retained earnings	-		-		1,437		(32,568)
Total added value to distribute	4,116,237		3,554,791		11,273,154		7,041,648

                                                                                                                                                                                                                                                                                                - 7 -

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FS –– Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Table of Contents

Company Information
Capital Breakdown	2
Cash Dividends	3
Individual Financial Statements
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2011 to 12/31/2011	9
1/1/2010 to 12/31/2010	10
1/1/2009 to 12/31/2009	11
Statement of Value Added	12
Consolidated Financial Statements
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Statement of Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2011 to 12/31/2011	18
1/1/2010 to 12/31/2010	19
1/1/2009 to 12/31/2009	20
Statement of Value Added	21
Management Report	22
Notes to the Financial Statements	42
Other Information Deemed as Relevant by the Company	144
Independent Auditors’ Report – Unqualified	146
Report of Fiscal Council or Related Body	148
Officers Statement on the Financial Statements	149
Officers Statement on the Independent Auditors’ Report - Unqualified	150

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FS –– Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 12/31/2011
Paid in Capital
Common	99,680
Preferred	160,559
Total	260,239
Treasury Shares
Common	0
Preferred	233
Total	233

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share(Reais/ share)
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Common		0.08181
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Preferred	Preferred Share	0.09000
Board of Directors Meeting	7/25/2011	Dividend	8/10/2011	Common		0.08181
Board of Directors Meeting	7/25/2011	Dividend	8/10/2011	Preferred	Preferred Share	0.09000
Board of Directors Meeting	11/03/2011	Dividend	11/28/2011	Common		0.08181
Board of Directors Meeting	11/03/2011	Dividend	11/28/2011	Preferred	Preferred Share	0.09000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
1	Total Assets	17,755,524	15,954,816	13,615,648
1.01	Current Assets	5,557,293	4,687,886	4,695,856
1.01.01	Cash and Cash Equivalents	2,328,783	1,757,576	1,927,480
1.01.03	Accounts Receivable	831,669	931,346	920,817
1.01.03.01	Trade Accounts Receivables	791,538	880,370	920,817
1.01.03.02	Other Accounts Receivable	40,131	50,976	-
1.01.04	Inventories	1,914,938	1,573,254	1,521,613
1.01.06	Recoverable Taxes	413,721	363,762	230,581
1.01.06.01	Current Recoverable Taxes	413,721	363,762	230,581
1.01.07	Prepaid Expenses	50,404	58,789	95,365
1.01.08	Other Current Assets	17,778	3,159	-
1.01.08.03	Other	17,778	3,159	-
1.02	Noncurrent Assets	12,198,231	11,266,930	8,919,792
1.02.01	Long-Term Assets	1,982,045	1,801,099	1,231,992
1.02.01.03	Accounts Receivable	46,736	52,785	33,761
1.02.01.03.02	Other Accounts Receivable	46,736	52,785	33,761
1.02.01.06	Deferred Taxes	225,010	340,191	347,628
1.02.01.06.01	Deferred Income and Social Contribution Taxes	225,010	340,191	347,628
1.02.01.07	Prepaid Expenses	31,979	36,540	14,860
1.02.01.08	Receivables from Related Parties	1,143,031	804,556	339,064
1.02.01.08.02	Receivables from Subsidiaries	1,074,175	776,117	311,165
1.02.01.08.03	Receivables from Controlling Shareholders	1,171	-	-
1.02.01.08.04	Receivables from Other Related Parties	67,685	28,439	27,899
1.02.01.09	Other Noncurrent Assets	535,289	567,027	496,679
1.02.01.09.03	Receivables from Securitization Fund	124,276	117,613	106,129
1.02.01.09.04	Recoverable Taxes	24,526	119,802	134,213
1.02.01.09.05	Escrow Deposits	386,487	329,612	256,337
1.02.02	Investments	4,191,683	3,984,178	2,466,160
1.02.02.01	Shareholding Interest	4,191,683	3,984,178	2,466,160
1.02.02.01.01	Interest in Associated Companies	-	-	-
1.02.02.01.02	Interest in Subsidiaries	4,191,683	3,984,173	2,466,160
1.02.02.01.04	Other Equity Interest	-	5	-
1.02.03	Property and Equipment	5,074,613	4,801,998	4,297,290
1.02.03.01	In operation	4,747,315	4,249,971	3,938,436
1.02.03.02	Leased	64,077	26,639	-
1.02.03.03	In Progress	263,221	525,388	358,854
1.02.04	Intangible Assets	949,890	679,655	924,350
1.02.04.01	Intangible Assets	949,890	679,655	924,350
1.02.04.01.02	Intangible Assets	949,890	679,655	924,350

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
2	Total Liabilities	17,755,524	15,954,816	13,615,648
2.01	Current Liabilities	4,249,158	4,742,186	3,391,053
2.01.01	Payroll and Labor Liabilities	297,300	258,235	225,550
2.01.01.01	Payroll Liabilities	43,360	36,250	225,550
2.01.01.02	Labor Liabilities	253,940	221,985	-
2.01.02	Trade Payable	2,526,912	2,219,699	2,327,444
2.01.02.01	Local Trade Payable	2,498,452	2,170,234	2,327,444
2.01.02.02	Foreign Trade Payable	28,460	49,465	-
2.01.03	Payable Taxes and Contributions	69,102	143,886	154,089
2.01.03.01	Federal Tax Liabilities	69,102	143,886	153,408
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	69,102	143,886	153,408
2.01.03.03	Municipal Tax Liabilities	-	-	681
2.01.04	Loans and Borrowings	712,678	1,228,030	301,359
2.01.04.01	Loans and Borrowings	155,034	686,566	261,701
2.01.04.01.01	In Local Currency	139,983	284,568	266,477
2.01.04.01.02	In Foreign Currency	15,051	401,998	(4,776)
2.01.04.02	Debentures	501,844	520,675	19,386
2.01.04.03	Financing by Leasing	55,800	20,789	20,272
2.01.05	Other Liabilities	466,995	834,484	329,971
2.01.05.01	Related Parties	188,272	513,820	20,188
2.01.05.01.01	Debts with Associated Companies	7,900	5,320	-
2.01.05.01.02	Debts with Subsidiaries	161,772	491,076	20,188
2.01.05.01.03	Debts with Controlling Shareholders	15,256	-	-
2.01.05.01.04	Debts with Other Related Parties	3,344	17,424	-
2.01.05.02	Other	278,723	320,664	309,783
2.01.05.02.01	Dividends and Interest on Equity Payable	103,387	114,654	94,491
2.01.05.02.04	Public Utilities	2,968	3,450	3,007
2.01.05.02.05	Rent	24,929	22,887	21,523
2.01.05.02.06	Advertising	29,253	31,396	31,760
2.01.05.02.07	Path through to Third Parties	6,784	7,622	-
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211	14,211
2.01.05.02.09	Other Accounts Payable	97,191	126,444	134,491
2.01.05.02.11	Insurance	-	-	10,300
2.01.06	Provisions	176,171	57,852	52,640
2.01.06.02	Other Provisions	176,171	57,852	52,640
2.01.06.02.02	Provisions for Restructuring	12,957	6,372	-
2.01.06.02.05	Taxes Payable by Installments	163,214	51,480	52,640
2.02	Noncurrent Liabilities	5,881,093	4,189,308	3,600,375
2.02.01	Loans and Borrowings	4,429,542	2,523,960	2,250,366
2.02.01.01	Loans and Borrowings	2,139,680	1,390,359	718,654
2.02.01.01.01	In Local Currency	1,449,917	1,059,583	338,337
2.02.01.01.02	In Foreign Currency	689,763	330,776	380,317
2.02.01.02	Debentures	2,137,518	1,067,472	1,481,356
2.02.01.03	Financing by Leasing	152,344	66,129	50,356
2.02.02	Other Liabilities	1,214,629	1,274,624	1,176,967
2.02.02.02	Other	1,214,629	1,274,624	1,176,967
2.02.02.02.03	Taxes Payable by Installments	1,202,667	1,269,246	1,140,644
2.02.02.02.04	Other Accounts Payable	11,962	5,378	36,323

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
2.02.04	Provision for Contingencies	236,922	387,153	173,042
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	236,922	387,153	154,618
2.02.04.01.01	Tax Provisions	90,426	249,163	34,842
2.02.04.01.02	Social security and labor Provisions	75,543	55,682	43,616
2.02.04.01.03	Benefits to Employees Provisions	36,072	39,765	30,363
2.02.04.01.04	Civil Provisions	34,881	42,543	45,797
2.02.04.02	Other Provisions	-	-	18,424
2.02.04.02.04	Other	-	-	18,424
2.02.06	Backlog Profit and Revenues	-	3,571	-
2.02.06.02	Backlog Revenues	-	3,571	-
2.03	Shareholders’ Equity	7,625,273	7,023,322	6,624,220
2.03.01	Paid-in Capital Stock	6,129,405	5,579,259	5,374,751
2.03.02	Capital Reserves	384,342	463,148	647,232
2.03.02.02	Special Goodwill Reserve in Merger	238,930	344,605	428,553
2.03.02.04	Granted Options	138,014	111,145	83,223
2.03.02.07	Capital Reserve	7,398	7,398	135,456
2.03.04	Profit Reserves	1,111,526	980,915	602,237
2.03.04.01	Legal Reserve	248,249	212,339	176,217
2.03.04.05	Retention of Profits Reserve	80,147	66,654	426,020
2.03.04.10	Expansion Reserve	783,130	701,922	-

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Statement of Income

R$ (in thousands)

Code	Description	Last fiscal year	One before last	Two before last
		1/1/2011 to 12/31/2011	1/1/2010 to 12/31/2010	1/1/2009 to 12/31/2009
3.01	Gross Revenue from Goods and/or Services	17,744,191	16,965,104	15,480,665
3.02	Cost of Goods Sold and/or Services Sold	(13,158,402)	(12,812,184)	(11,687,701)
3.03	Gross Profit	4,585,789	4,152,920	3,792,964
3.04	Operating Income/Expenses	(3,309,555)	(3,186,352)	(2,943,697)
3.04.01	Selling Expenses	(2,543,293)	(2,375,049)	(2,149,615)
3.04.02	General and Administrative	(596,361)	(534,439)	(474,950)
3.04.04	Other Operating Income	(233,678)	(68,541)	(8,888)
3.04.04.01	Income with Permanent Assets	(14,255)	(18,049)	866
3.04.04.02	Other Operating Income/Expenses	(219,423)	(50,492)	(9,754)
3.04.05	Other Operating Expenses	(310,908)	(354,759)	(332,981)
3.04.05.01	Depreciation/Amortization	(310,398)	(273,635)	(332,981)
3.04.05.02	Other Operating Expenses	(510)	(81,124)	-
3.04.06	Equity Pickup	374,685	146,436	22,737
3.05	Income before Financial Income and Taxes	1,276,234	966,568	849,267
3.06	Financial Result	(472,935)	(310,415)	(135,496)
3.06.01	Financial Income	318,540	257,880	229,054
3.06.02	Financial Expenses	(791,475)	(568,295)	(364,550)
3.07	Earnings before income taxes	803,299	656,153	713,771
3.08	Income and Social Contribution Taxes on Income	(85,080)	(37,655)	(104,340)
3.08.01	Current	-	(2,667)	(44,319)
3.08.02	Deferred	(85,080)	(34,988)	(60,021)
3.09	Net Income from Continued Operations	718,219	618,498	609,431
3.11	Income/Loss for the Year	718,219	618,498	609,431
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	2.61000	2.27000	2.34000
3.99.01.02	PN	2.87000	2.50000	2.59000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Last fiscal year 1/1/2011 to 12/31/2011	One before last 1/1/2010 to 12/31/2010	Two before last 1/1/2009 to 12/31/2009
6.01	Cash Flow provided by Operating Activities	450,353	104,063	1,384,459
6.01.01	Cash Generated in the Operations	1,257,607	1,072,659	1,197,585
6.01.01.01	Net Income for the Year	718,219	618,498	609,431
6.01.01.02	Deferred Income Tax	85,080	34,988	60,021
6.01.01.03	Depreciation/Amortization	310,398	273,635	332,981
6.01.01.04	Equity Pickup	(374,685)	(146,436)	(22,737)
6.01.01.05	Adjustment to Present Value	(952)	3,928	-
6.01.01.06	Finance charge	488,657	267,045	166,095
6.01.01.07	Provision for Contingencies	(10,738)	243,665	44,433
6.01.01.08	Provision for Share-Based Payment	26,869	27,920	19,621
6.01.01.09	Allowance for Doubtful Debts	-	2,951	790
6.01.01.10	Gains due to profitable purchase	-	(351,718)	-
6.01.01.11	Results Disposal of Fixed Assets	14,255	27,962	6,770
6.01.01.12	Other	504	70,221	(19,820)
6.01.02	Changes in Assets and Liabilities	(807,254)	(968,596)	186,874
6.01.02.01	Accounts Receivable	(143,428)	9,498	(96,594)
6.01.02.02	Recoverable Taxes	75,526	(122,698)	60,245
6.01.02.03	Inventories	(341,684)	(139,387)	(376,083)
6.01.02.04	Restricted deposit for legal proceedings	(54,052)	(61,100)	(37,936)
6.01.02.05	Other Assets	(1,673)	(818,131)	(692)
6.01.02.06	Trade payables	307,213	(105,346)	493,158
6.01.02.07	Payroll Charges	39,066	37,686	48,833
6.01.02.08	Related Parties	(464,916)	493,630	7,909
6.01.02.09	Other Accounts Payable	(223,306)	(262,748)	88,034
6.02	Cash flow used in Investmenting Activities	(857,301)	(1,098,017)	(1,481,869)
6.02.02	Companies Acquisition	-	(28,544)	(939,496)
6.02.03	Acquisition of Fixed Assets	(726,557)	(835,456)	(492,533)
6.02.04	Increase Intangible Assets	(155,114)	(72,177)	(52,690)
6.02.05	Capital Investment in Subsidiary	(112)	(290,429)	-
6.02.06	Sale of Permanent Asses	24,482	128,589	2,850
6.03	Net Cash provided by (used in) from Financing Activities	978,155	824,050	773,259
6.03.01	Additions	2,390,981	1,114,836	861,700
6.03.02	Amortization	(982,152)	(84,382)	(269,252)
6.03.03	Interest Paid	(271,801)	(90,112)	(198,472)
6.03.04	Capital Increase/Decrease	22,971	35,120	487,143
6.03.05	Payment of Dividends	(181,844)	(151,412)	(107,860)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	571,207	(169,904)	675,849
6.05.01	Cash and Cash Equivalents at Beginning of Year	1,757,576	1,927,480	1,251,631
6.05.02	Cash and Cash Equivalents at end of Year	2,328,783	1,757,576	1,927,480

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity  – 1/1/2011 to 12/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	980,915	-	-	7,023,322
5.03	Adjusted Opening Balance	5,579,259	463,148	980,915	-	-	7,023,322
5.04	Capital Transactions with Partners	550,146	(78,806)	(421,500)	(170,577)	-	(120,737)
5.04.01	Capital Increases	22,971	-	-	-	-	22,971
5.04.03	Recognized Granted Options	-	26,869	-	-	-	26,869
5.04.06	Dividends	-	-	-	(170,577)	-	(170,577)
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-
5.05	Total Comprehensive Income	-	-	-	718,219	-	718,219
5.05.01	Net Income for the year	-	-	-	718,219	-	718,219
5.06	Internal Changes of Shareholders’ Equity	-	-	552,111	(547,642)	-	4,469
5.06.01	Constitution of Reserve	-	-	511,731	(511,731)	-	-
5.06.04	Appropriation of Net Income to Legal Reserve	-	-	35,911	(35,911)	-	-
5.06.05	Gain/loss in equity interest	-	-	4,469	-	-	4,469
5.07	Closing Balance	6,129,405	384,342	1,111,526	-	-	7,625,273

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Statement of Changes in Shareholders’ Equity  – 1/1/2010 to 12/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220
5.04	Capital Transactions with Partners	204,508	(55,988)	(81,440)	(171,575)	-	(104,495)
5.04.03	Recognized Granted Options	-	27,920	-	-	-	27,920
5.04.05	Treasury Shares acquired	-	-	4,040	-	-	4,040
5.04.06	Dividends	-	-	-	(171,575)		(171,575)
5.04.08	Reserve Capitalization	169,388	(83,908)	(85,480)	-	-	-
5.04.09	Capital Stock Subscribed	35,120	-	-	-	-	35,120
5.05	Total Comprehensive Income	-	-	-	618,498	-	618,498
5.05.01	Net Income for the year	-	-	-	618,498	-	618,498
5.06	Internal Changes of Shareholders’ Equity	-	(128,096)	460,118	(446,923)	-	(114,901)
5.06.01	Constitution of Reserve	-	-	410,801	(410,801)	-	-
5.06.05	Acquisition of Minority Interest	-	(128,096)	(229,860)	-	-	(357,956)
5.06.06	Gain/loss in Equity Interest	-	-	243,055	-	-	243,055
5.06.07	Appropriation of Net Income to Legal Reserve	-	-	36,122	(36,122)	-	-
5.07	Closing Balance	5,579,259	463,148	980,915	-	-	7,023,322

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Statement of Changes in Shareholders’ Equity  – 1/1/2009 to 12/31/2009

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	4,450,725	709,031	294,465	-	-	5,454,221
5.03	Adjusted Opening Balance	4,450,725	709,031	294,465	-	-	5,454,221
5.04	Capital Transactions with Partners	924,026	(61,799)	(161,159)	(140,500)	-	560,568
5.04.03	Recognized Granted Options	-	19,621	-	-	-	19,621
5.04.05	Treasury Shares acquired	-	-	(10,908)	-	-	(10,908)
5.04.06	Dividends	-	-	-	(140,500)		(140.500)
5.04.08	Reserve Capitalization	239,031	(88,780)	(150,251)	-	-	-
5.04.09	Capital Stock Subscribed	664,362	-	-	-	-	664,362
5.04.10	Stock Options Exercised	20,633	-	-	-	-	20,633
5.04.11	Paid-in Capital - Globex	-	7,360	-	-	-	7,360
5.05	Total Comprehensive Income	-	-	-	609,431	-	609,431
5.05.01	Net Income for the year	-	-	-	609,431	-	609,431
5.06	Internal Changes of Shareholders’ Equity	-	-	468,931	(468,931)	-	-
5.06.04	Transfer to Expansion Reserve	-	-	379,350	(379,350)	-	-
5.06.05	Appropriation of Net Income to Legal Reserve	-	-	29,579	(29,579)	-	-
5.06.06	Profit Retention Reserve	-	-	60,002	(60,002)	-	-
5.07	Closing Balance	5,374,751	647,232	602,237	-	-	6,624,220

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Individual Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	Last fiscal year 1/1/2011 to 12/31/2011	One before last 1/1/2010 to 12/31/2010	Two before last 1/1/2009 to 12/31/2009
7.01	Revenues	17,949,741	17,168,662	16,022,025
7.01.01	Sales of Goods, Products and Services	18,011,798	17,213,787	15,963,689
7.01.02	Other Revenues	(54,906)	(37,977)	71,594
7.01.02.01	Other Revenues/Expenses Operating	(54,906)	(37,977)	71,594
7.01.04	Allowance for/Reversal of Doubtful Accounts	(7,151)	(7,148)	(13,258)
7.02	Raw materials Acquired from Third Parties	(14,216,331)	(13,744,552)	(12,747,994)
7.02.01	Costs of Products, Goods and Services Sold	(12,775,788)	(12,394,290)	(11,551,577)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,440,543)	(1,350,262)	(1,196,417)
7.03	Gross Added Value	3,733,410	3,424,110	3,274,031
7.04	Retention	(310,398)	(273,635)	(332,981)
7.04.01	Depreciation and Amortization	(310,398)	(273,635)	(332,981)
7.05	Net Added Value Produced	3,423,012	3,150,475	2,941,050
7.06	Added Value Received in Transfers	693,225	404,316	251,791
7.06.01	Equity Pickup	374,685	146,436	22,737
7.06.02	Financial Income	318,540	257,880	229,054
7.07	Total Added Value to Distribute	4,116,237	3,554,791	3,192,841
7.08	Distribution of Added Value	4,116,237	3,554,791	3,192,841
7.08.01	Personnel	1,535,782	1,367,584	1,203,622
7.08.01.01	Direct Compensation	1,053,815	930,834	833,538
7.08.01.02	Benefits	365,527	336,955	286,623
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	81,556	73,003	56,863
7.08.01.04	Other	34,884	26,792	26,598
7.08.01.04.01	Equity	34,884	26,792	26,598
7.08.02	Taxes, Fees and Contributions	735,047	687,238	710,698
7.08.02.01	Federal	457,459	371,520	370,420
7.08.02.02	State	187,567	236,306	274,897
7.08.02.03	Municipal	90,021	79,412	65,381
7.08.03	Value Distributed to Providers of Capital	1,127,189	881,471	669,090
7.08.03.01	Interest	791,474	568,295	377,791
7.08.03.02	Rentals	335,715	313,176	291,299
7.08.04	Value Distributed to Shareholders	718,219	618,498	609,431
7.08.04.02	Dividends	170,577	171,575	140,500
7.08.04.03	Retained Earnings/Accumulated Losses for the year	547,642	446,923	468,931

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
1	Total Assets	33,769,005	29,772,263	18,657,033
1.01	Current Assets	17,276,392	14,673,067	8,399,748
1.01.01	Cash and Cash Equivalents	4,969,955	3,817,994	2,341,927
1.01.02	Marketable Securities	-	600,613	-
1.01.02.01	Marketable Securities Evaluated at Fair Value	-	600,613	-
1.01.02.01.01	Securities for Trading	-	600,613	-
1.01.03	Accounts Receivable	5,717,121	4,317,214	2,475,373
1.01.03.01	Trade Accounts Receivable	5,437,500	4,047,234	2,475,373
1.01.03.02	Other Accounts Receivable	279,621	269,980	-
1.01.04	Inventories	5,552,769	4,823,768	2,827,463
1.01.06	Recoverable Taxes	907,702	888,355	416,550
1.01.06.01	Current Recoverable Taxes	907,702	888,355	416,550
1.01.07	Prepaid Expenses	105,794	225,123	333,551
1.01.08	Other Current Assets	23,051	-	4,884
1.01.08.03	Other	23,051	-	4,884
1.02	Noncurrent Assets	16,492,613	15,099,196	10,257,285
1.02.01	Long-Term Assets	3,854,880	3,156,339	2,486,684
1.02.01.01	Marketable Securities Evaluated at Fair Value	-	7,389	-
1.02.01.01.02	Available-for-Sale Securities	-	7,389	-
1.02.01.03	Accounts Receivable	662,854	617,496	419,191
1.02.01.03.01	Trade Accounts Receivable	555,841	527,939	-
1.02.01.03.02	Other Accounts Receivable	107,013	89,557	419,191
1.02.01.06	Deferred Taxes	1,249,687	1,136,462	1,207,712
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,249,687	1,136,462	1,207,712
1.02.01.07	Prepaid Expenses	36,899	54,986	19,911
1.02.01.08	Receivables from Related Parties	133,415	176,241	118,650
1.02.01.08.04	Receivables from Other Related Parties	133,415	176,241	118,650
1.02.01.09	Other Noncurrent Assets	1,772,025	1,163,765	721,220
1.02.01.09.04	Recoverable Taxes	729,998	213,506	255,194
1.02.01.09.05	Escrow Deposits	737,688	645,920	466,026
1.02.01.09.06	Financial Instruments	304,339	304,339	-
1.02.02	Investments	253,250	232,540	194,227
1.02.02.01	Equity Interest	253,250	232,540	194,227
1.02.02.01.01	Equity Interest in Associated Companies	252,790	232,540	193,757
1.02.02.01.04	Other Equity Interest	460	-	470
1.02.03	Property and Equipment	7,358,250	6,794,337	5,356,601
1.02.03.01	In operation	6,827,551	5,925,461	5,342,744
1.02.03.02	Leased	185,025	167,934	-
1.02.03.03	In Progress	345,674	700,942	13,857
1.02.04	Intangible Assets	5,026,233	4,915,980	2,219,773
1.02.04.01	Intangible Assets	5,026,233	4,915,980	2,219,773
1.02.04.01.02	Intangible Assets	5,026,233	4,915,980	2,219,773

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
2	Total Liabilities	33,769,005	29,772,263	18,657,033
2.01	Current Liabilities	13,501,202	10,923,437	6,033,725
2.01.01	Payroll and Labor Liabilities	758,663	589,186	428,188
2.01.01.01	Payroll Liabilities	96,376	120,825	52,733
2.01.01.02	Labor Liabilities	662,287	468,361	375,455
2.01.02	Trade Payable	6,278,757	5,368,738	4,004,395
2.01.02.01	Local Trade Payable	6,229,796	5,253,034	4,001,523
2.01.02.02	Foreign Trade Payable	48,961	115,704	2,872
2.01.03	Tax Liabilities	332,416	298,853	313,672
2.01.03.01	Federal Tax Liabilities	324,826	292,658	311,711
2.01.03.01.01	Income and Social Contribution Taxes Payable	151,052	25,463	19,750
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	173,774	267,195	291,961
2.01.03.03	Municipal Tax Liabilities	7,590	6,195	1,961
2.01.04	Loans and Financing	4,917,498	2,915,116	687,612
2.01.04.01	Loans and Financing	4,334,011	2,329,974	631,194
2.01.04.01.01	In Local Currency	3,778,186	1,872,639	292,915
2.01.04.01.02	In Foreign Currency	555,825	457,335	338,279
2.01.04.02	Debentures	501,844	520,675	19,386
2.01.04.03	Financing by Leasing	81,643	64,467	37,032
2.01.05	Other Liabilities	947,784	1,628,080	544,785
2.01.05.01	Related Parties	27,878	274,291	31,734
2.01.05.01.01	Debts with Associated Companies	11,764	69,254	-
2.01.05.01.03	Debts with Controlling Shareholders	15,772	187,128	-
2.01.05.01.04	Other Related Parties	342	17,909	31,734
2.01.05.02	Other	919,906	1,353,789	513,051
2.01.05.02.01	Dividends	103,396	116,287	98,052
2.01.05.02.04	Public Utilities	18,917	5,383	5,636
2.01.05.02.05	Rent	48,991	68,226	47,424
2.01.05.02.06	Advertising	89,682	33,615	32,333
2.01.05.02.07	Path through to Third Parties	158,134	201,224	-
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211	14,212
2.01.05.02.09	Other Accounts Payable	431,746	617,359	305,007
2.01.05.02.10	Companies Acquisition	54,829	297,484	-
2.01.05.02.11	Insurance	-	-	10,387
2.01.06	Provisions	266,084	123,464	55,073
2.01.06.02	Other Provisions	266,084	123,464	55,073
2.01.06.02.02	Provisions for Restructuring	12,957	6,372	-
2.01.06.02.05	Taxes Payable by Installments	171,212	54,071	55,073
2.01.06.02.06	Anticipated Revenues	81,915	63,021	-
2.02	Noncurrent Liabilities	10,173,378	9,348,234	5,966,583
2.02.01	Loans and Financing	6,240,900	5,591,936	3,582,599
2.02.01.01	Loans and Financing	3,908,594	4,423,220	2,019,136
2.02.01.01.01	In Local Currency	3,097,465	3,744,762	1,507,489
2.02.01.01.02	In Foreign Currency	811,129	678,458	511,647
2.02.01.02	Debentures	2,137,518	1,067,472	1,481,356
2.02.01.03	Financing by Leasing	194,788	101,244	82,107
2.02.02	Other Liabilities	1,756,076	1,730,508	1,722,661
2.02.02.02	Other	1,756,076	1,730,508	1,722,661
2.02.02.02.03	Taxes Payable by Installments	1,291,810	1,377,758	1,205,579
2.02.02.02.04	Other Accounts Payable	275,664	137,690	308,900
2.02.02.02.05	Companies Acquisition	188,602	215,060	-
2.02.02.02.06	Trade Payable	-	-	208,182
2.02.03	Deferred Taxes	1,114,873	1,028,986	-

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2011	One before last 12/31/2010	Two before last 12/31/2009
2.02.03.01	Deferred Income and Social Contribution Taxes	1,114,873	1,028,986	-
2.02.04	Provisions for Contingencies	680,123	809,337	661,323
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	680,123	809,337	661,323
2.02.04.01.01	Tax Provisions	375,510	520,110	199,005
2.02.04.01.02	Social security and labor Provisions	132,853	131,494	111,182
2.02.04.01.03	Employee Benefits Provision	48,669	52,858	35,107
2.02.04.01.04	Civil Provisions	123,091	104,875	316,029
2.02.06	Unformed Revenues	381,406	187,467	-
2.02.06.02	Unformed Revenues	381,406	187,467	-
2.03	Consolidated Shareholders’ Equity	10,094,425	9,500,592	6,656,725
2.03.01	Paid-in Capital Stock	6,129,405	5,579,259	5,374,751
2.03.02	Capital Reserves	384,342	463,148	647,232
2.03.02.02	Special Goodwill Reserve	238,930	344,605	428,553
2.03.02.04	Granted Options	138,014	111,145	83,223
2.03.02.07	Capital Reserve	7,398	7,398	135,456
2.03.04	Profit Reserves	1,111,526	980,915	602,237
2.03.04.01	Legal Reserve	248,249	212,339	176,217
2.03.04.05	Profit Retention Reserve	80,147	66,654	426,020
2.03.04.10	Expansion Reserve	783,130	701,922	-
2.03.04.11	Gain/loss in equity interest	146,837	243,055	-
2.03.09	Non-Controlling Interest	2,469,152	2,477,270	32,505

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Financial Statements/Statement of Income

R$ (in thousands)

Code	Description	Last fiscal year	One before last	Two before last
		1/1/2011 to 12/31/2011	1/1/2010 to 12/31/2010	1/1/2009 to 12/31/2009
3.01	Gross Sales from Goods and/or Services	46,594,486	32,091,674	23,192,758
3.02	Cost of Goods Sold and/or Services Sold	(33,932,964)	(24,241,476)	(17,493,806)
3.03	Gross Profit	12,661,522	7,850,198	5,698,952
3.04	Operating Income/Expenses	(10,524,159)	(6,356,745)	(4,744,423)
3.04.01	Selling Expenses	(7,936,647)	(4,866,289)	(3,532,481)
3.04.02	General and Administrative	(1,683,097)	(950,959)	(679,581)
3.04.04	Other Operating Income	(124,070)	(12,033)	24,731
3.04.04.01	Income with Permanent Assets	(48,820)	(21,182)	24,731
3.04.04.02	Other Operating Income/Expenses	(75,250)	9,149	-
3.04.05	Other Operating Expenses	(815,170)	(561,963)	(562,504)
3.04.05.01	Depreciation/Amortization	(680,547)	(446,129)	(459,900)
3.04.05.02	Other Operating Expenses	(134,623)	(115,834)	(102,604)
3.04.06	Equity Pickup	34,825	34,499	5,412
3.05	Income before Financial Income and Taxes	2,137,363	1,493,453	954,529
3.06	Net Finance Expenses	(1,332,708)	(823,001)	(254,475)
3.06.01	Financial Income	593,250	331,698	250,030
3.06.02	Financial Expenses	(1,925,958)	(1,154,699)	(504,505)
3.07	Earnings Before Income Taxes	804,655	670,452	700,054
3.08	Income and Social Contribution Taxes on Income	(84,999)	(84,522)	(94,015)
3.08.01	Current	(142,117)	(52,052)	(68,081)
3.08.02	Deferred	57,118	(32,470)	(25,934)
3.09	Net Income from Continued Operations	719,656	585,930	606,039
3.11	Consolidated Net Income/Loss for the year	719,656	585,930	606,039
3.11.01	Attributed to Partners of Parent Company	718,219	618,498	609,431
3.11.02	Attributed to Non-Controlling Shareholders	1,437	(32,568)	(3,392)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	2.61000	2.27000	2.34000
3.99.01.02	PN	2.87000	2.50000	2.59000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Last fiscal year 1/1/2011 to 12/31/2011	One before last 1/1/2010 to 12/31/2010	Two before last 1/1/2009 to 12/31/2009
6.01	Cash Flow provided by Operating Activities	1,128,063	361,385	1,586,348
6.01.01	Cash Generated in the Operations	2,649,258	1,235,908	1,454,913
6.01.01.01	Net Income for the Year	719,656	585,930	606,039
6.01.01.02	Deferred Income Tax	(57,118)	32,470	25,934
6.01.01.03	Depreciation/Amortization	706,494	446,129	459,900
6.01.01.04	Equity Pickup	(34,825)	(34,499)	(5,412)
6.01.01.05	Adjustment to Present Value	22,427	(83,950)	36,070
6.01.01.06	Finance charge	965,557	239,473	222,374
6.01.01.07	Provision for Contingencies	(4,798)	298,406	81,326
6.01.01.08	Provision for Share-Based Payment	26,869	27,920	19,621
6.01.01.09	Allowance for doubtful debts	246,385	56,541	5,461
6.01.01.10	Gains due to profitable purchase	-	(351,718)	-
6.01.01.11	Income with Permanent Assets written-off	48,820	73,517	33,770
6.01.01.12	Other	9,791	(54,311)	(30,170)
6.01.02	Changes in Assets and Liabilities	(1,521,195)	(874,523)	131,435
6.01.02.01	Accounts Receivable	(1,925,932)	733,423	4,985
6.01.02.02	Recoverable Taxes	(506,651)	(171,574)	59,910
6.01.02.03	Inventories	(752,539)	(706,705)	(827,088)
6.01.02.04	Marketable Securities	634,978	88,745	-
6.01.02.05	Escrow Deposits	(68,116)	(150,314)	(99,360)
6.01.02.06	Other Assets	114,365	108,404	(101,319)
6.01.02.07	Trade payables	972,395	245,298	1,052,760
6.01.02.08	Payroll Charges	169,477	(170,354)	193,696
6.01.02.09	Related Parties	(189,360)	(941,274)	19,301
6.01.02.10	Other Accounts Payable	30,188	89,828	(171,450)
6.02	Cash flow used in Investing Activities	(1,625,496)	(1,427,990)	(1,580,079)
6.02.01	Restricted Cash	-	58,798	-
6.02.02	Companies Acquisition	(269,113)	(28,544)	-
6.02.03	Companies Acquisition, Net of Cash	-	-	(873,377)
6.02.04	Acquisition of Fixed Assets	(1,262,640)	(1,283,547)	(669,188)
6.02.05	Increase Intangible Assets	(191,635)	(196,714)	(41,819)
6.02.06	Sale of Permanent Asses	98,004	22,017	4,305
6.02.07	Capital Increase	(112)	-	-
6.03	Net Cash provided by (used in) from Financing Activities	1,649,394	2,542,672	712,142
6.03.01	Additions	6,918,179	3,981,201	853,822
6.03.02	Amortization	(4,772,162)	(1,204,381)	(393,129)
6.03.03	Interest Paid	(336,126)	(182,813)	(209,302)
6.03.04	Capital Increase	22,971	35,120	487,143
6.03.05	Net Cash Increase from Acquisitions	-	64,957	82,765
6.03.06	Payment of Dividends	(183,468)	(151,412)	(109,157)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	1,151,961	1,476,067	718,411
6.05.01	Cash and Cash Equivalents at Beginning of Year	3,817,994	2,341,927	1,623,516
6.05.02	Cash and Cash Equivalents at end of Year	4,969,955	3,817,994	2,341,927

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity  – 1/1/2011 to 12/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	980,915	-	-	7,023,322	2,477,270	9,500,592
5.03	Adjusted Opening Balance	5,579,259	463,148	980,915	-	-	7,023,322	2,477,270	9,500,592
5.04	Capital Transactions with Partners	550,146	(78,806)	(421,500)	(170,577)	-	(120,737)	-	(120,737)
5.04.01	Capital Increases	22,971	-	-	-	-	22,971	-	22,971
5.04.03	Recognized Granted Options	-	26,869	-	-	-	26,869	-	26,869
5.04.06	Dividends	-	-	-	(170,577)	-	(170,577)	-	(170,577)
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	718,219	-	718,219	1,437	719,656
5.05.01	Net Income for the year	-	-	-	718,219	-	718,219	1,437	719,656
5.06	Internal Changes of Shareholders’ Equity	-	-	552,111	(547,642)	-	4,469	(9,555)	(5,086)
5.06.01	Constitution of Reserve	-	-	511,731	(511,731)	-	-	-	-
5.06.04	Appropriation of Net Income to Legal Reserve	-	-	35,911	(35,911)	-	-	-	-
5.06.05	Gain/loss in equity interest	-	-	-	4,469	-	4,469	-	4,469
5.06.06	Non-Controlling Interest	-	-	-	-	-	-	(9,555)	(9,555)
5.07	Closing Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity – 1/1/2010 to 12/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220	32,505	6,656,725
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220	32,505	6,656,725
5.04	Capital Transactions with Partners	204,508	(55,988)	(81,440)	(171,575)	-	(104,495)	-	(104,495)
5.04.03	Recognized Granted Options	-	27,920	-	-	-	27,920	-	27,920
5.04.05	Treasury Shares acquired	-	-	4,040	-	-	4,040	-	4,040
5.04.06	Dividends	-	-	-	(171,575)		(171,575)	-	(171,575)
5.04.08	Reserve Capitalization	169,388	(83,908)	(85,480)	-	-	-	-	-
5.04.09	Capital Stock Subscribed	35,120	-	-	-	-	35,120	-	35,120
5.05	Total Comprehensive Income	-	-	-	618,498	-	618,498	(32,568)	585,930
5.05.01	Net Income for the year	-	-	-	618,498	-	618,498	(32,568)	585,930
5.06	Internal Changes of Shareholders’ Equity	-	(128,096)	460,118	(446,923)	-	(114,901)	2,477,333	2,362,432
5.06.01	Constitution of Reserve	-	-	410,801	(410,801)	-	-	-	-
5.06.04	Acquisition of Non-Controlling Interest	-	(128,096)	(229,860)	-	-	(357,956)	2,477,333	2,119,377
5.06.06	Gain/loss in Equity Interest	-	-	243,055	-	-	243,055	-	243,055
5.06.07	Appropriation of Net Income to Legal Reserve	-	-	36,122	(36,122)	-	-	-	-
5.07	Closing Balance	5,579,259	463,148	980,915	-	-	7,023,322	2,477,270	9,500,592

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity – 1/1/2009 to 12/31/2009

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	4,450,725	709,031	294,465	-	-	5,454,221	-	5,454,221
5.03	Adjusted Opening Balance	4,450,725	709,031	294,465	-	-	5,454,221	-	5,454,221
5.04	Capital Transactions with Partners	924,026	(61,799)	(161,159)	(140,500)	-	560,568	-	560,568
5.04.03	Recognized Granted Options	-	19,621	-	-	-	19,621	-	19,621
5.04.05	Treasury Shares acquired	-	-	(10,908)	-	-	(10,908)	-	(10,908)
5.04.06	Dividends	-	-	-	(140,500)		(140,500)		(140,500)
5.04.08	Reserve Capitalization	239,031	(88,780)	(150,251)	-	-	-	-	-
5.04.09	Capital Stock Subscribed	664,362	-	-	-	-	664,362	-	664,362
5.04.10	Stock Options Exercised	20,633	-	-	-	-	20,633	-	20,633
5.04.11	Paid-in Capital - Globex	-	7,360	-	-	-	7,360	-	7,360
5.05	Total Comprehensive Income	-	-	-	609,431	-	609,431	(3,392)	606,039
5.05.01	Net Income for the year	-	-	-	609,431	-	609,431	(3,392)	606,039
5.06	Internal Changes of Shareholders’ Equity	-	-	468,931	(468,931)	-	-	35,897	35,897
5.06.04	Transfer to Expansion Reserve	-	-	379,350	(379,350)	-	-	-	-
5.06.05	Appropriation of Net Income to Legal Reserve	-	-	29,579	(29,579)	-	-	-	-
5.06.06	Profit Retention Reserve	-	-	60,002	(60,002)	-	-	-	-
5.06.08	Acquisition of Minority Interest	-	-	-	-	-	-	35,897	35,897
5.07	Closing Balance	5,374,751	647,232	602,237	-	-	6,624,220	32,505	6,656,725

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	Last fiscal year 1/1/2011 to 12/31/2011	One before last 1/1/2010 to 12/31/2010	Two before last 1/1/2009 to 12/31/2009
7.01	Revenues	52,453,624	36,198,903	26,165,116
7.01.01	Sales of Goods, Products and Services	52,573,420	36,144,368	26,161,597
7.01.02	Other Revenues	136,575	109,186	58,356
7.01.02.01	Other Revenues/Expenses Operating	136,575	109,186	58,356
7.01.04	Allowance for/Reversal of Doubtful Accounts	(256,371)	(54,651)	(54,837)
7.02	Raw materials Acquired from Third Parties	(41,102,051)	(29,077,323)	(21,033,445)
7.02.01	Costs of Products, Goods and Services Sold	(36,637,834)	(26,175,020)	(19,132,761)
7.02.02	Materials, Energy, Outsourced Services and Other	(4,464,217)	(2,902,303)	(1,900,684)
7.03	Gross Added Value	11,351,573	7,121,580	5,131,671
7.04	Retention	(706,494)	(446,129)	(459,900)
7.04.01	Depreciation and Amortization	(706,494)	(446,129)	(459,900)
7.05	Net Added Value Produced	10,645,079	6,675,451	4,671,771
7.06	Added Value Received in Transfers	628,075	366,197	252,118
7.06.01	Equity Pickup	34,825	34,499	5,412
7.06.02	Financial Income	593,250	331,698	246,706
7.07	Total Added Value to Distribute	11,273,154	7,041,648	4,923,889
7.08	Distribution of Added Value	11,273,154	7,041,648	4,923,889
7.08.01	Personnel	5,227,944	2,603,281	1,789,983
7.08.01.01	Direct Compensation	3,893,645	1,882,359	1,269,490
7.08.01.02	Benefits	777,577	532,253	397,261
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	403,264	153,559	90,727
7.08.01.04	Other	153,458	35,110	32,505
7.08.01.04.01	Interest	153,458	35,110	32,505
7.08.02	Taxes, Fees and Contributions	2,281,380	1,982,743	1,439,099
7.08.02.01	Federal	1,079,903	1,343,183	722,314
7.08.02.02	State	986,866	489,724	585,789
7.08.02.03	Municipal	214,611	149,836	130,996
7.08.03	Value Distributed to Providers of Capital	3,044,174	1,869,694	1,088,768
7.08.03.01	Interest	1,926,074	1,163,233	536,308
7.08.03.02	Rentals	1,118,100	706,461	552,460
7.08.04	Value Distributed to Shareholders	719,656	585,930	606,039
7.08.04.02	Dividends	170,577	171,575	153,669
7.08.04.03	Retained Earnings/Accumulated Losses for the year	547,642	446,923	455,762
7.08.04.04	Non-Controlling Interest in Retained Earnings	1,437	(32,568)	(3,392)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4Q11 and 2011 Results Consolidated net income totaled R$361 million in 4Q11

São Paulo, Brazil, February 16, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. -  new corporate name of Globex Utilidades S.A., approved on Extraordinary Shareholders’ Meeting held on 02/15/12 - [BM&FBOVESPA: GLOB3] announce their results for the fourth quarter (4Q11) and full year of 2011 (2011). GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Mini Mercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores, while GPA Consolidated’s operations comprise GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and NovaPontocom's e-commerce stores: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA FOOD

Gross sales moved up by 10.3% in 4Q11

GPA Food recorded EBITDA margin of 9.0% in 4Q11, the highest figure since the IPO

▪  Gross sales of R$ 8,028 million, 10.3% up on 4Q10

▪  Gross profit of R$ 1,882 million, 11.2% more than in 4Q10

▪  EBITDA of R$ 650 million, a 23.5% improvement over 4Q10

▪  Net income of R$ 291 million, same level of 4Q10

GPA CONSOLIDATED

EBITDA totaled R$1.1 million in 4Q11, 50.5% up year-on-year, accompanied by a margin of 8.2%.

Adjusted net income came to R$430 million, with a margin of 3.2%.

▪  Gross sales of R$ 15,132 million, 20.1% up year-on-year

▪  Gross profit of R$ 3,741 million, with a margin of 28.0%

▪  EBITDA of R$ 1,096 million, with a margin of 8.2%

▪  Net income of R$ 361 million, 43.1% up year-on-year

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

Highlights

	GPA Food						GPA Consolidated

(R$ million)(1)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Gross Sales Revenue	8,028	7,276	10.3%	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	7,206	6,536	10.3%	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Profit	1,882	1,692	11.2%	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Gross Margin	26.1%	25.9%	20 bps	25.9%	25.3%	50 bps	28.0%	25.3%	270 bps	27.2%	24.5%	270 bps
EBITDA	650	526	23.5%	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
EBITDA Margin	9.0%	8.0%	100 bps	7.6%	7.2%	40 bps	8.2%	6.6%	160 bps	6.5%	6.3%	20 bps
Net Income - Controlling Shareholders (2)	291	291	0.0%	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Margin	4.0%	4.5%	-40 bps	2.6%	2.7%	-20 bps	2.7%	2.3%	40 bps	1.5%	1.9%	-40 bps

Adjusted Net Income - Controlling Shareholders (2)	344	174	98.0%	756	624	21.0%	434	136	219.9%	899	570	57.8%
Margem Líquida ajustada	4.8%	2.7%	210 bps	3.0%	2.7%	30 bps	3.2%	1.2%	200 bps	1.9%	1.8%	10 bps

(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Net Income after minority interest.

Message from Management

Last year was a landmark for the Group in terms of operational consolidation. We concluded the conversion of 221 CompreBem and Sendas stores, begun in 2010; we revised the management model for Assaí, our cash-and-carry format, as well as the management model and positioning of our convenience store format (Extra Fácil to Mini Mercado Extra); we improved the assortment of all the formats in line with Brazilians’ new consumption habits, especially to meet the new demands of the upwardly income groups; we revised corporate and in-store processes; and the integration of Ponto Frio and Casas Bahia is in progress, with the recurring capture of synergies. The Group’s management model will sustain the synergic functioning of all our businesses, while respecting the individuality of each.

This model prioritizes the adoption of our culture and our values – humility, discipline, determination, perseverance and emotional balance – by all our employees, whether corporate or in the stores and distribution centers, because we believe that only by putting the right people in the right place we will be able to achieve our objectives.

Even with the slowing of the economy, especially in the second half, we maintained our investments in management processes, through which we acquire an integrated view of the role of information technology, logistics and the back-office, which ensures exemplary execution. This processes automation reduces shrinkage and stock-outs and increases store productivity and efficiency by improving the management of inventories and, consequently, working capital. The unification of the Ponto Frio and Casas Bahia systems into a single operational platform helped capture synergies between the two companies and improve inventory and margin management.

The e-commerce operation completed a year under the new model, which joined the operations of Extra.com.br, PontoFrio.com and CasasBahia.com.br in a new company, Nova Pontocom, and achieved growth that was double that of the market, with heightened profitability. Even with the increase in competition, Nova Pontocom continued to invest in logistics, technology and service in order to confront current and future challenges.

We further underlined the alignment of our dynamism and commercial management with customer aspirations by holding Brazil’s first Black Friday in bricks-and-mortar stores. Based on the traditional U.S. retail sale of the same name, the event, pioneered by Extra, was held in all the format’s stores and was welcomed by customers, achieving higher-than-expected results.

The opening of new stores across all formats is part of a planned expansion process. The Group uses its market intelligence to promote synergies between its retail sales force and its real estate assets, which are managed by GPA Malls & Properties. The idea is to ensure growth by making the maximum possible use of the capital employed and diluting expenses. In October, GPA Malls & Properties launched Thera, the first real estate development combining residential units, offices and a Group store.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

The results presented herein show the force of a team that is totally integrated and determined to overcome challenges on a daily basis, exemplified by the fact that we achieved our annual objectives, exceeding our gross sales guidance of R$50 billion. We know the challenges will continue in 2012 and we are fully committed to ensuring the continuation of the Group’s sustainable expansion, seeking a competitive positioning with profitability and gains in market share. We are a company that does everything possible to deliver results for our shareholders by ensuring the satisfaction of our employees, customers and society as a whole, through the practice of sustainable values in all our initiatives. Our aim is to use the results of a contented working environment to contribute to the development of Brazil.

Enéas Pestana

Chief Executive Officer

PERFORMANCE BY SEGMENT

The Company operates in an integrated manner in two business segments, as shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

SALES PERFORMANCE

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ	4Q11	4Q10	Δ	4Q11	4Q10	Δ

Gross Sales Revenue	8,028	7,276	10.3%	6,786	6,251	8.6%	1,243	1,025	21.3%
Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Gross Same Store Sales	8.7%	7.2%
Food	7.2%	8.4%
Non-food	13.6%	3.2%

GPA Food – 4Q11

GPA Food’s gross sales increased by 10.3% in the quarter. We highlight below some of the factors which contributed to this increase:

}  Retail: Gross sales were 8.6% higher than in 4Q10, mainly due to:

▪   The inclusion of 204 Extra Supermercado stores (converted from CompreBem and Sendas) upon the commemoration of the format’s anniversary.

▪   Brazil’s first “Black Friday” in 336 Extra bricks-and-mortar stores, pioneered by the banner.

▪   The launch of Mini Mercado Extra to replace Extra Fácil, with a larger sales area and a focus on perishables and services. Nineteen stores were converted to the new format in the quarter.

▪   The opening of 10 new stores: two Pão de Açúcar, two Extra Hipermercado, five Mini Mercado Extra and one Extra Supermercado.

}  Cash-and-carry: gross sales increased by 21.3%, chiefly due to:

▪   The successful repositioning of the assortment in the Assaí stores, which target food distributors and processors, resulting in an increase in the average institutional customer ticket, benefiting same-store sales growth; there were also gains from the maturation of stores opened in the last two years.

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ	4T11	4T10	Δ	2011	2010	Δ

Gross Sales Revenue	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Same Store Sales	8.0%	9.5%		8.5%	11.5%		8.8%	12.1%
Food	7.5%	9.3%
Non-food	9.6%	10.2%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

2011 GPA Food

}  Gross sales totaled R$28,431 million in 2011, 8.8% up on the previous year. Note that Extra.com.br and Extra Eletro operations were transferred from GPA Food to Viavarejo in 2010 and were therefore not present in 2011. Excluding these operations from the 2010 basis, gross sales would have grown by 11.4% in 2011.

}  Same-store gross sales climbed by 8.0% over 2010, giving real growth of 1.3% when deflated by the average IPCA consumer price index in 2011.

4Q11 and 2011 GPA Consolidated

}  Consolidated gross sales came to R$15,132 million in the fourth quarter, 20.1% more than in 4Q10, chiefly due to the consolidation of Casas Bahia’s results into Viavarejo’s operations, when in 2010 there were considered sales of November and December and in 2011, there were considered sales of October, November and December:

▪  In 2011, gross sales stood at R$52,681 million, up by 45.8%, due to the consolidation of Casas Bahia’s results, the performance of Ponto Frio and Casas Bahia stores and Nova PontoCom, the conclusion of the conversion of CompreBem and Sendas stores to the Extra Supermercado format, and the repositioning of Assaí and Mini Mercado Extra.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

Operating Performance

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ	4Q11	4Q10	Δ	4Q11	4Q10	Δ

Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Gross Profit	1,882	1,692	11.2%	1,707	1,558	9.6%	175	134	30.9%
Gross Margin	26.1%	25.9%	20 bps	28.1%	27.8%	30 bps	15.4%	14.5%	90 bps
Selling Expenses	(1,016)	(966)	5.2%	(916)	(872)	5.0%	(100)	(94)	7.3%
General and Administrative Expenses	(216)	(200)	8.0%	(202)	(187)	8.1%	(14)	(13)	7.3%
Total Operating Expenses	(1,232)	(1,166)	5.7%	(1,118)	(1,059)	5.5%	(114)	(107)	7.3%
% of Net Sales	17.1%	17.8%	-70 bps	18.4%	18.9%	-50 bps	10.1%	11.6%	-150 bps
EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
EBITDA Margin	9.0%	8.0%	100 bps	9.7%	8.9%	80 bps	5.4%	3.0%	240 bps

4Q11 GPA Food

GPA Food’s EBITDA margin stood at 9.0% in 4Q11, the highest figure since the IPO

}  Retail:the EBITDA margin came to 9.7%, 80 bps up on 4Q10, due to:

▪  A 30 bps gain in the gross margin as a result of: (i) the conversion of CompreBem and Sendas stores to the Extra Supermercado format, meeting the needs of consumers by favoring perishables, whose margins are higher; (ii) more advantageous negotiations with suppliers, in line with the commercial strategy which relies on IT systems, such as DemandTec and Oracle Retail, to improve sales management.

▪  The 50 bps reduction in operating expenses was a result of the rationalization of spending on third parties services (often used by the end of the year - seasonality) and the economy with the information technology, which was possible by streamlining the number of formats and standardization of processes occurring during the year. It is noteworthy that the result was obtained even with increased personnel costs resulting from collective union agreement above inflation.

}  Cash and carry: the EBITDA margin came to 5.4% (the highest EBITDA margin since the acquisition of Assaí), a 240 bps improvement over 4Q10, due to:

▪  A 90bps upturn in the gross margin as a result of: a strategic decision to focus on food distributors and processors, which led to a reduced assortment and a more profitable mix, generating scale gains and permitting more advantageous negotiations with suppliers.

▪  A 150bps decline in operating expenses, chiefly due to sales growth, in turnfueled by staff reductions, with the elimination of the bakery and butcher’s sections, and the maturation of the stores opened in the last two years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Profit	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Gross Margin	25.9%	25.3%	50 bps	28.0%	25.3%	270 bps	27.2%	24.5%	270 bps
Selling Expenses	(3,921)	(3,563)	10.1%	(2,195)	(1,690)	29.8%	(7,937)	(4,866)	63.1%
General and Administrative Expenses	(743)	(698)	6.4%	(450)	(374)	20.3%	(1,683)	(951)	77.0%
Total Operating Expenses	(4,664)	(4,261)	9.4%	(2,645)	(2,064)	28.1%	(9,620)	(5,817)	65.4%
% of Net Sales	18.2%	18.1%	10 bps	19.8%	18.7%	110 bps	20.6%	18.1%	250 bps
EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
EBITDA Margin	7.6%	7.2%	40 bps	8.2%	6.6%	160 bps	6.5%	6.3%	20 bps

2011 GPA Food

}  In 2011, EBITDA totaled R$1,949 million, 15.6% up on 2010, with an EBITDA margin of 7.6%, up by 40 bps.

4Q11 and 2011 GPA Consolidated

}  In 4Q11, EBITDA stood at R$1,096 million, 50.5% up on 2010, due to the previously mentioned improvement of GPA Food and the consolidation of Casas Bahia’s results into Viavarejo, which together with Ponto Frio and Nova PontoCom operations provided, mainly, scale gains with suppliers and access to better assortment.

}  In 2011, EBITDA came to R$3,042 million, 49.6% higher than in 2010, while the EBITDA margin widened by 20 bps to 6.5%.

Financial Performance and Debt

GPA Food and GPA Consolidated

Financial Result

	GPA Food						GPA Consolidated

(R$ million)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Financial Revenue	77	72	7.0%	383	297	28.9%	150	104	43.7%	593	323	83.6%
Financial Expenses	(223)	(208)	7.0%	(1,024)	(705)	45.2%	(493)	(462)	6.7%	(1,926)	(1,146)	68.0%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
% of Net Sales	-2.0%	-2.1%		-2.5%	-1.7%		-2.6%	-3.2%		2.9%	2.6%
Charges on Net Bank Debt	(86)	(70)	21.5%	(344)	(220)	56.7%	(156)	(78)	100.3%	(578)	(254)
Cost of Discount of Receivables	(37)	(38)	-3.5%	(153)	(116)	31.3%	(181)	(221)	-17.9%	(673)	(453)	48.4%
Restatement of Other Assets and Liabilities	(23)	(27)	-13.8%	(144)	(72)	100.7%	(6)	(59)	-89.7%	(82)	(115)	-29.0%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4Q11 GPA Alimentar

}  In 4Q11, the Company recorded a net financial expense of R$146 million, equivalent to 2.0% of net sales, very close to the 2.1% recorded in 4Q10.

}  The financial result was due to the following factors:

▪  Interest on the net bank debt totaling R$86 million, equivalent to 1.2% of net sales, virtually identical to the 4Q10 ratio (1.1%).

▪  Discounted receivables cost of R$37.0 million, representing 0.5% of net sales, in line with the 0.6% recorded in 4Q10.

▪  Other assets and liabilities restated by the CDI interbank rate totaling R$23 million, or 0.3% of net sales, in line with the 0.4% reported in 4Q10.

Debt

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated

(R$ million)	12.31.2011	09.30.2011	12.31.2011	09.30.2011

Short Term Debt	(2,059)	(636)	(2,654)	(1,466)
Loans and Financing - short term	(1,557)	(374)	(2,153)	(1,205)
Debentures - short term	(502)	(262)	(502)	(262)
Long Term Debt	(3,503)	(4,102)	(3,691)	(4,300)
Loans and Financing- long term	(1,365)	(2,573)	(1,554)	(2,770)
Debentures - long term	(2,138)	(1,529)	(2,138)	(1,529)
Total Gross Debt	(5,562)	(4,737)	(6,346)	(5,766)
Cash and Marketable Securities	3,544	2,463	4,970	3,575
Net Debt	(2,017)	(2,275)	(1,376)	(2,192)
Net Debt / EBITDA(1)	1.04x	1.23x	0.45x	0.81x
Payment book - short term	-	-	(2,263)	(2,029)
Payment book - long term	-	-	(129)	(94)
Net Debt with payment book(2)	-	-	(3,768)	(4,315)
Net Debt / EBITDA(1)	1.04x	1.23x	1.24x	1.60x

(1) EBITDA for the last 12 months
(2) For debt calculation purposes, the amounts of R$2.263 billion in 4Q11 and R$2.497 billion in 3Q11, referring to Receivables Fund (FIDC), were not considered.

2011 GPA Food

}  On 12/31/2011, GPA Food’s net debt totaled R$2.017 billion, R$258 million down on 09/30/2011, thanks to higher operational cash flow in the period. The net-debt-to-EBITDA ratio stood at 1.04x. In the quarter, debentures in the total amount of R$800 million were issued due in 2015 for lengthening the debt maturity.

4Q11 and 2011 GPA Consolidated

}  On 12/31/2011, consolidated net debt came to R$3.768 billion, a R$547 million improvement over the previous quarter, due to improved cash flow in the period and the higher volume of discounted receivables as a result of seasonality of sales at the end of the year. The net-debt-to-EBITDA ratio was 1.24x.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4Q11 Equity Income

}  In 4Q11, FIC (Financeira Itaú CBD) net income of the Group’s share totaled R$10.3 million, R$4.5 million of which went to GPA Food and R$5.8 million to Viavarejo.

Net Income

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%

EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
Depreciation and Amortization	(180)	(105)	71.4%	(172)	(98)	75.8%	(8)	(7)
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(126)	(118)	7.0%	(19)	(18)	6.6%
Equity Income	5	(20)		5	(20)		-	-
Result from Permanent Assets	(33)	(25)	29.9%	(33)	(25)	30.7%	0	-
Nonrecurring Result	(48)	(26)	83.7%	(48)	(26)		-	(0)
Other Operating Revenue (Expenses)	0	59		0	59		-	-
Income Before Income Tax	248	272	-8.7%	214	270	-20.6%	34	2
Income Tax	21	33	-35.2%	33	32	3.8%	(12)	1
Minority Interest - Noncontrolling	22	(13)		22	(13)		-	-
Net Income (1) - Controlling Shareholders	291.2	291.4	0.0%	269	289	-6.8%	22	3
Net Margin	4.0%	4.5%	-40 bps	4.4%	5.1%	-70 bps	1.9%	0.3%	170 bps

Total Nonrecurring (Net of Income tax and Minority interest)	53	(118)
Refis 11.941/2009	-	387
Expenses (Revenues) with Association	39	(414)
Expenses from Integration/Restructuring(2)	19	8
Minority Interest	1	-
Income Tax from Nonrecurring	(7)	(99)
Adjusted Net Income	344	174	98.0%
Adjusted Net Margin	4.8%	2.7%	210 bps
(1) Net Income after minority interest
(2) It includes R$ 10 million from assets written-off

4Q11 GPA Food

}  Depreciation and Amortization: in the quarter, depreciation and amortization totaled R$180 million, up 71.4% compared to 4Q10. This increase was primarily due to the amortization of intangibles arising from business combination of the association with Casas Bahia in the amount of R$61.4 million. Excluding this effect, the line of depreciation and amortization would be R$118.6 million, an increase of 13.0% compared to 4Q10.

}  In 4Q11, GPA Food recorded net income of R$291million, with a margin of 4.0%. This result was impacted by:

▪  R$40 million of expenses with association concerning the contingency process in Viavarejo occurred before the partnership agreement with Nova Casas Bahia.

▪  R$19 million of integration expenses of R$19 million, mainly due to the write-off of assets as a result of the closure of 58 Ponto Frio stores in the quarter.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

▪  Excluding the above mentioned impacts, net income came to R$344 million, accompanied by a 4.8% margin.

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ%	4Q11	4Q10	Δ%	2011	2010	Δ%

EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
Depreciation and Amortization	(547)	(380)	44.2%	(214)	(132)	62.6%	(681)	(446)	52.5%
Net Financial Revenue (Expenses)	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
Equity Income	19	22	-12.8%	10	(17)	-159.8%	35	34	0.9%
Result from Permanent Assets	(33)	(21)	57.7%	(51)	(25)	104.2%	(49)	(21)	130.5%
Nonrecurring Result	(99)	(105)	-5.2%	(48)	(26)	83.7%	(99)	(105)	-5.2%
Other Operating Revenue (Expenses)	(0)	(11)		(15)	(22)	-34.3%	(110)	(2)
Income Before Income Tax	646	783	-17.4%	434	148	193.8%	805	670	20.0%
Income Tax	(31)	(131)	-76.7%	(39)	77		(85)	(85)	0.6%
Minority Interest - Noncontrolling	43	(8)		(34)	28		(1)	33
Net Income (1) - Controlling Shareholders	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Margin	2.6%	2.7%	-10 bps	2.7%	2.3%	40 bps	1.5%	1.9%	-40 bps

	97	(19)		73	(117)		180	(49)
	28	459		-	387		28	454
Total Nonrecurring (Net of Income tax and Minority interest)	39	(357)		39	(414)		39	(413)
Refis 11.941/2009	41	14		78	(9)		204	(5)
Expenses (Revenues) with Association	-			-	19		-	65
Expenses from Integration/Restructuring	-	(16)		-	-		-	(16)
Minority Interest	6	-		(17)	(0)		(23)	(1)
Income Tax from Nonrecurring	(17)	(118)		(27)	(99)		(68)	(132)
Adjusted Net Income	756	624	21.0%	434	136	219.9%	899	570	57.8%
Adjusted Net Margin	3.0%	2.7%	30 bps	3.2%	1.2%	200 bps	1.9%	1.8%	10 bps
(1) Net Income after minority interest

2011 GPA Food

}  In 2011, net income totaled R$659 million, accompanied by a margin of 2.6%, while adjusted net income came to R$756 million, with a margin of 3.0%.

4Q11 and 2011 GPA Consolidated

}  In 4Q11, consolidated net income amounted to R$361million, with a margin of 2.7%. Excluding non-recurring items, net income came to R$430 million, with a margin of 3.2%.

}  In 2011, net income totaled R$718 million, with a margin of 1.5%. Excluding non-recurring items, net income came to R$880 million, with a margin of 1.9%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

Cash Flow

GPA Food and GPA Consolidated

	GPA Food						GPA Consolidated

(R$ million)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Cash Balance at beginning of period	2,463	2,013	449	2,466	2,256	210	3,547	2,126	1,421	3,818	2,342	1,476

Cash Flow from operating activities	751	1,117	(366)	1,636	1,003	633	1,299	626	674	1,128	361	767
EBITDA	650	526	124	1,949	1,685	264	1,096	728	368	3,042	2,033	1,009
Cost of Discount of Receivables	(37)	(38)	1	(153)	(116)	(36)	(181)	(221)	39	(673)	(453)	(220)
Working Capital	138	629	(491)	(160)	(566)	405	385	118	267	(1,241)	(1,218)	(23)
Cash Flow from Investment Activities	(380)	(609)	228	(1,374)	(1,393)	19	(413)	(613)	200	(1,625)	(1,428)	(198)
CAPEX	(373)	(608)	236	(1,105)	(1,364)	260	(405)	(673)	267	(1,356)	(1,458)	102
Aquisition and Others	(8)	(0)	(7)	(269)	(29)	(241)	(8)	60	(68)	(269)	30	(299)
Cash Flow from Financing Activities	711	(56)	767	816	599	217	537	1,680	(1,142)	1,649	2,543	(893)
Dividends Payments and Others	(22)	(308)	286	(160)	(410)	249	(22)	50	(72)	(160)	(51)	(109)
Net Proceeds	733	252	480	977	1,009	(32)	559	1,629	(1,070)	1,810	2,594	(784)

Variation of Net Cash Generated	1,082	453	629	1,078	210	869	1,423	1,692	(269)	1,152	1,476	(324)

Cash Balance at end of period	3,544	2,466	1,078	3,544	2,466	1,078	4,970	3,818	1,152	4,970	3,818	1,152

4Q11 and 2011 GPA Food

}  In 4Q11, GPA Food’s cash flow generated totaled R$1.082 billion, R$629 million more than in 4Q10. This increase was due to EBITDA generated in the period and to the amount raised with debentures issuance.

4Q11 and 2011 GPA Consolidated

}  In 4Q11, consolidated cash flow generated came to R$1.423 billion, as a result of GPA Food’s good performance  and to the recovery of Viavarejo operational activities in line with the synergy curve expected by the Group. In 2011, cash flow amounted to R$1,152 million, R$324 million down on 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

CAPEX

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated
(R$ million)	4Q11	2011	4Q11	2011

New stores and land acquisition	55	176	82	246
Store renovations and conversions	164	602	195	661
Infrastructure and Others	213	434	268	676
Total	432	1,212	544	1,583

4Q11 GPA Food

}   GPA Food opened ten new stores in the fourth quarter: two Pão de Açúcar, two Extra Hipermercado, one Extra Supermercado and five Mini Mercado Extra.

}   In Infrastructure and other R$213 million were invested, mainly in:

▪  Outsourcing for Information Technology in the amount of R$132 million;

▪  Oracle Retail in the amount of R$12 million for commercial management and logistics efficiency; and

▪  Dunnhumby in the amount of R$27 million. System that will help us to better understand the composition of the ticket per customer profile in each format.

}   In renovations and conversions R$164 million were invested, of which:

▪  R$154 million in maintenance of stores, headquarters and distribution center; and

▪  R$10 million in conversion of CompreBem and Sendas in Extra Supermercado and of Extra Fácil to Mini Mercado Extra.

}   In opening and construction of stores and lands acquisition there were spent R$ 55 million.

4Q11 and 2011 GPA Consolidated

}   Consolidated investments totaled R$544 million in 4Q11.In addition to the new GPA Food stores, the Company opened ten Viavarejo stores: seven Casas Bahia and three Ponto Frio.

}   In 2011, the investments totaled R$1,583 million.

Dividends

GPA Consolidated

	GPA Consolidated

(R$ million)	1Q11	2Q11	3Q11	4Q11	2011

Dividends	22.5	22.6	22.6	102.9	170.6

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4Q11 and 2011 GPA Consolidated

▶   Management will propose that the Company’s Annual Shareholders’ Meeting to be held on April 30, 2012 approve the payment of dividends totaling R$102.9 million, complementing the R$67.6 million dividends prepaid in 2011. As a result, proposed 2011 dividends will total R$170.6 million.

▶   In accordance with the Company’s Dividend Payment Policy, approved on August 3, 2009, the amount of R$102.9 million corresponds to the difference between the minimum mandatory dividends – calculated based on the Group’s  2011 performance – and the dividends prepaid in 2011, which totaled R$67.6 million.

▶   The dividends proposed by GPA’s Management, in the amount of R$102.9 million, will correspond to R$0.37295 per common share and R$0.41026 per preferred share.

▶   Shareholders registered as such on April 30, 2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of May 2, 2012, until the payment date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

BALANCE SHEET

ASSETS

	GPA Food			GPA Consolidated

(R$ million)	12.31.2011	09.30.2011	12.31.2010	12.31.2011	09.30.2011	12.31.2010

Current Assets	9,057	7,313	7,579	17,276	15,438	14,673
Cash and Marketable Securities	3,544	2,463	2,466	4,970	3,575	4,419
Accounts Receivable	365	187	324	2,431	2,054	1,808
Credit Cards	252	121	209	478	314	274
Payment book	-	-	-	1,985	1,818	1,499
Sales Vouchers and Others	109	62	111	175	117	201
Post-Dated Checks	4	4	6	4	4	6
Allowance for Doubtful Accounts	(0)	(0)	(1)	(211)	(199)	(173)
Resulting from Commercial Agreements	447	303	421	447	303	421
Receivables Fund (FIDC)	1,182	1,024	1,325	2,559	2,435	1,818
Inventories	2,865	2,568	2,420	5,553	5,097	4,824
Recoverable Taxes	458	509	448	908	1,412	888
Expenses in Advance and Other Accounts Receivables	196	259	174	408	563	495

Noncurrent Assets	13,578	13,174	12,937	16,493	15,515	15,099
Long-Term Assets	2,056	1,959	1,990	3,855	3,223	3,156
Marketable Securities	-	-	-	-	-	7
Accounts Receivables	445	439	421	556	529	528
Paes Mendonça	445	439	421	445	439	421
Payment Book	-	-	-	118	96	115
Allowance for Doubtful Accounts	-	-	-	(7)	(5)	(8)
Recoverable Taxes	32	12	127	730	93	214
Fair Value Bartira	304	416	304	304	416	304
Deferred Income Tax and Social Contribution	456	397	413	1,250	1,189	1,136
Amounts Receivable from Related Parties	95	101	96	133	221	176
Judicial Deposits	616	502	503	738	660	646
Expenses in Advance and Others	108	92	126	144	116	145
Investments	156	152	137	253	243	233
Property and Equipment	6,446	6,276	6,017	7,358	7,145	6,794
Intangible Assets	4,919	4,787	4,792	5,026	4,904	4,916
TOTAL ASSETS	22,635	20,486	20,516	33,769	30,953	29,772

LIABILITIES

	GPA Food			GPA Consolidated

	12.31.2011	09.30.2011	12.31.2010	12.31.2011	09.30.2011	12.31.2010

Current Liabilities	7,164	4,470	6,222	13,501	10,220	10,923
Suppliers	3,432	2,417	2,947	6,279	4,623	5,369
Loans and Financing	1,557	374	826	2,153	1,205	1,111
Payment Book (CDCI)	-	-	-	2,263	2,029	1,283
Debentures	502	262	521	502	262	521
Payroll and Related Charges	376	406	299	759	803	589
Taxes and Social Contribution Payable	92	71	139	332	239	293
Dividends Proposed	103	0	115	103	0	116
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	49	44	68	49	44	68
Acquisition of Companies	55	53	297	55	53	297
Debt with Related Parties	524	523	525	28	22	274
Advertisement	29	32	34	90	64	34
Provision for Restructuring	13	6	6	13	6	6
Tax Payments	168	81	53	171	85	54
Advanced Revenue	15	-	-	82	78	63
Others	234	187	378	609	693	830

Long-Term Liabilities	8,052	8,665	7,362	10,173	10,833	9,348
Loans and Financing	1,365	2,572	1,831	1,554	2,770	2,142
Payment Book (CDCI)	-	-	-	129	94	102
Receivables Fund (FIDC)	1,236	1,201	1,096	2,420	2,497	2,281
Debentures	2,138	1,529	1,067	2,138	1,529	1,067
Acquisition of Companies	189	184	215	189	184	215
Deferred Income Tax and Social Contribution	1,115	1,129	1,029	1,115	1,129	1,029
Tax Installments	1,249	1,404	1,326	1,292	1,447	1,378
Provision for Contingencies	520	415	656	680	529	809
Advanced Revenue	-	-	5	381	391	187
Others	240	231	137	276	263	138

Shareholders' Equity	7,419	7,351	6,932	10,094	9,900	9,501
Capital	3,234	3,234	2,684	6,129	6,129	5,579
Capital Reserves	342	336	423	384	377	463
Profit Reserves	1,412	1,366	1,372	1,112	950	981
Minority Interest	2,430	2,416	2,453	2,469	2,443	2,477
TOTAL LIABILITIES	22,635	20,486	20,516	33,769	30,953	29,772

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

INCOME STATEMENT

	GPA Food			GPA Food

				Retail			Cash and Carry

	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%
R$ - Million

Gross Sales Revenue	8,028	7,276	10.3%	6,786	6,251	8.6%	1,243	1,025	21.3%
Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Cost of Goods Sold	(5,324)	(4,844)	9.9%	(4,365)	(4,056)	7.6%	(959)	(788)	21.6%
Gross Profit	1,882	1,692	11.2%	1,707	1,558	9.6%	175	134	30.9%
Selling Expenses	(1,016)	(966)	5.2%	(916)	(872)	5.0%	(100)	(94)	7.3%
General and Administrative Expenses	(216)	(200)	8.0%	(202)	(187)	8.1%	(14)	(13)	7.3%
Total Operating Expenses	(1,232)	(1,166)	5.7%	(1,118)	(1,059)	5.5%	(114)	(107)	7.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
Depreciation and Amortization	(180)	(105)	71.4%	(172)	(98)	75.8%	(8)	(7)	10.0%
Earnings before interest and Taxes - EBIT	470	421	11.6%	417	401	4.0%	53	20	162.3%
Financial Revenue	77	72	7.0%	71	67	7.0%	6	5	6.6%
Financial Expenses	(223)	(208)	7.0%	(198)	(185)	7.0%	(25)	(23)	6.6%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(126)	(118)	7.0%	(19)	(18)	6.6%
Equity Income	5	(20)		5	(20)		-	-
Result from Permanent Assets	(33)	(25)	29.9%	(33)	(25)	30.7%	0	-
Nonrecurring Result	(48)	(26)	83.7%	(48)	(26)		-	(0)
Other Operating Revenue (Expenses)	0	59		0	59		-	-
Income Before Income Tax	248	272	-8.7%	214	270	-20.6%	34	2
Income Tax	21	33	-35.2%	33	32	3.8%	(12)	1
Minority Interest - Noncontrolling	22	(13)		22	(13)		-	-
Net Income - Controlling Shareholders (1)	291	291	0.0%	269	289	-6.8%	22	3	754.6%
Net Income per Share	1.12	1.13	-1.1%
Nº of shares (million) ex-treasury shares	260	257

	GPA Food			GPA Food

% Net Sales Revenue				Retail			Cash and Carry

	4Q11	4Q10		4Q11	4Q10		4Q11	4Q10

Gross Profit	26.1%	25.9%		28.1%	27.8%		15.4%	14.5%
Selling Expenses	14.1%	14.8%		15.1%	15.5%		8.8%	10.1%
General and Administrative Expenses	3.0%	3.1%		3.3%	3.3%		1.2%	1.4%
Total Operating Expenses	17.1%	17.8%		18.4%	18.9%		10.1%	11.6%
EBITDA	9.0%	8.0%		9.7%	8.9%		5.4%	3.0%
Depreciation and Amortization	2.5%	1.6%		2.8%	1.7%		0.7%	0.8%
EBIT	6.5%	6.4%		6.9%	7.1%		4.7%	2.2%
Net Financial Revenue (Expenses)	2.0%	2.1%		2.1%	2.1%		1.7%	1.9%
Result from Permanent Assets and Others	1.1%	0.1%		1.3%	0.1%		0.0%	0.0%
Income Before Income Tax	3.4%	4.2%		3.5%	4.8%		3.0%	0.2%
Income Tax	0.3%	0.5%		0.5%	0.6%		1.1%	0.1%
Minority Interest - noncontrolling	0.3%	0.2%		0.4%	0.2%		0.0%	0.0%
Net Income - Controlling Shareholders (1)	4.0%	4.5%		4.4%	5.1%		1.9%	0.3%
(1) Net Icome after Minority Interest

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

INCOME STATEMENT

	GPA Food			Consolidated

R$ - Million	2011	2010	Δ%	4Q11	4Q10	Δ%	2011	2010	Δ%

Gross Sales Revenue	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Cost of Goods Sold	(18,965)	(17,539)	8.1%	(9,630)	(8,241)	16.9%	(33,933)	(24,241)	40.0%
Gross Profit	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Selling Expenses	(3,921)	(3,563)	10.1%	(2,195)	(1,690)	29.8%	(7,937)	(4,866)	63.1%
General and Administrative Expenses	(743)	(698)	6.4%	(450)	(374)	20.3%	(1,683)	(951)	77.0%
Total Operating Expenses	(4,664)	(4,261)	9.4%	(2,645)	(2,064)	28.1%	(9,620)	(5,817)	65.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
Depreciation and Amortization	(547)	(380)	44.2%	(214)	(132)	62.6%	(681)	(446)	52.5%
Earnings before interest and Taxes - EBIT	1,402	1,306	7.3%	881	596	47.8%	2,361	1,587	48.8%
Financial Revenue	383	297	28.9%	150	104	43.7%	593	323	83.6%
Financial Expenses	(1,024)	(705)	45.2%	(493)	(462)	6.7%	(1,926)	(1,146)	68.0%
Net Financial Revenue (Expenses)	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
Equity Income	19	22	-12.8%	10	(17)		35	34	0.9%
Result from Permanent Assets	(33)	(21)	57.7%	(51)	(25)	104.2%	(49)	(21)	130.5%
Nonrecurring Result	(99)	(105)	-5.2%	(48)	(26)	83.7%	(99)	(105)	-5.2%
Other Operating Revenue (Expenses)	(0)	(11)		(15)	(22)	-34.3%	(110)	(2)
Income Before Income Tax	646	783	-17.4%	434	148	193.8%	805	670	20.0%
Income Tax	(31)	(131)	-76.7%	(39)	77		(85)	(85)	0.6%
Minority Interest - Noncontrolling	43	(8)		(34)	28		(1)	33
Net Income - Controlling Shareholders (1)	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Income per Share	2.53	2.50	1.4%	1.39	0.98	41.6%	2.76	2.40	14.9%
Nº of shares (million) ex-treasury shares	260	257		260	257		260	257

	GPA Food			Consolidated

% Net Sales Revenue

	2011	2010		4Q11	4Q10		2011	2010

Gross Profit	25.9%	25.3%		28.0%	25.3%		27.2%	24.5%
Selling Expenses	15.3%	15.2%		16.4%	15.3%		17.0%	15.2%
General and Administrative Expenses	2.9%	3.0%		3.4%	3.4%		3.6%	3.0%
Total Operating Expenses	18.2%	18.1%		19.8%	18.7%		20.6%	18.1%
EBITDA	7.6%	7.2%		8.2%	6.6%		6.5%	6.3%
Depreciation and Amortization	2.1%	1.6%		1.6%	1.2%		1.5%	1.4%
EBIT	5.5%	5.6%		6.6%	5.4%		5.1%	4.9%
Net Financial Revenue (Expenses)	2.5%	1.7%		2.6%	3.2%		2.9%	2.6%
Result from Permanent Assets and Others	0.5%	-0.6%		0.9%	0.7%		0.6%	0.4%
Income Before Income Tax	2.5%	3.3%		3.2%	1.3%		1.7%	2.1%
Income Tax	0.1%	0.6%		0.3%	0.7%		-0.2%	-0.3%
Minority Interest - noncontrolling	0.2%	0.0%		0.3%	0.3%		0.0%	0.1%
Net Income - Controlling Shareholders (1)	2.6%	2.7%		2.7%	2.3%		1.5%	1.9%
(1) Net Icome after Minority Interest

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

Statement of Cash Flow

(R$ million)	GPA Consolidated
	12.31.2011	12.31.2010

Net Income for the Year	720	586
Adjustment for Reconciliation of Net Income
Deferred Income Tax	(57)	32
Income of Permanent Assets Written-Off	49	74
Depreciation and Amortization	706	446
Gain from Advantageous Purchase	-	(352)
Interests and Exchange Variation	966	239
Adjustment to Present Value	22	(84)
Equity Income	(35)	(34)
Provision for Contingencies	(5)	298
Allowance for Doubtful Accounts	246	57
Share-Based Compensation	27	28
Other Assets	10	(54)
	2,649	1,236

Asset (Increase) Decreases
Accounts Receivable	(1,926)	733
Inventories	(753)	(707)
Recoverable Assets	(507)	(172)
Other Assets	114	108
Marketable Securities	635	89
Related Parties	(189)	(941)
Judicial Deposits	(68)	(150)
	(2,693)	(1,039)

Liability (Increase) Decrease
Suppliers	972	245
Payroll and Charges	169	(170)
Other Accounts Payable	30	90
Net Cash Generated from (Used in) Operating Activities	1,172	165

Cash Flow from Investment and Financing Activities

	GPA Consolidated
	12.31.2011	12.31.2010

Acquisition of Companies	(269)	(29)
Capital Increase in Subsidiaries	(0)	-
Acquisition of Property and Equipment	(1,263)	(1,284)
Increase of Intangible Asset	(192)	(197)
Sale of Property and Equipment	98	22
Net Cash Generated from (used in) Investment Activities	(1,625)	(1,487)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	23	35
Increase in Minority Interest	-	65
Funding and Refinancing	6,918	3,981
Payments	(4,772)	(1,204)
Interest Paid	(336)	(183)
Dividend Payments	(183)	(151)
Net Cash Generated from (used in) Financing Activities	1,649	2,543
Cash and Cash Equivalents at the Beginning of the Year	3,818	2,342
Cash and Cash Equivalents at the End of the Year	4,970	3,818
Change in Cash and Cash Equivalent	1,152	1,476

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

	Breakdown of Gross Sales by Format
(R$ million)	4Q11%		4Q10%		Δ	2011	%	2010	%	Δ

Pão de Açúcar	1,415	9.4%	1,288	10.2%	9.9%	5,205	9.9%	4,694	13.0%	10.9%
Extra Hipermercado (1)	3,803	25.1%	3,271	26.0%	16.3%	12,878	24.4%	11,648	32.2%	10.6%
Extra Supermercado	1,205	8.0%	1,333	10.6%	-9.6%	4,648	8.8%	4,856	13.4%	-4.3%
Extra Eletro	-	-	42	0.3%	-	-	-	406	1.1%	-
Assaí	1,243	8.2%	1,018	8.1%	22.1%	4,289	8.1%	3,255	9.0%	31.8%
Others Business (2)	362	2.4%	324	2.6%	11.9%	1,412	2.7%	1,273	3.5%	11.0%
GPA Food	8,028	53.1%	7,276	57.8%	10.3%	28,431	54.0%	26,131	72.3%	8.8%

Viavarejo (3)	7,103	46.9%	5,322	42.2%	33.5%	24,250	46.0%	10,013	27.7%	142.2%
GPA Consolidated	15,132	100.0%	12,598	100.0%	20.1%	52,681	100.0%	36,144	100.0%	45.8%

	Breakdown of Net Sales by Format
(R$ million)	4Q11%		4Q10%		Δ	2011	%	2010	%	Δ

Pão de Açúcar	1,262	9.4%	1,154	10.5%	9.3%	4,663	10.0%	4,219	13.1%	10.5%
Extra Hipermercado (1)	3,357	25.1%	2,894	26.2%	16.0%	11,400	24.5%	10,298	32.1%	10.7%
Extra Supermercado	1,094	8.2%	1,206	10.9%	-9.3%	4,215	9.0%	4,390	13.7%	-4.0%
Extra Eletro	-	-	39	0.4%	-	-	-	376	1.2%	-
Assaí	1,134	8.5%	922	8.4%	23.0%	3,902	8.4%	2,943	9.2%	32.6%
Others Business (2)	359	2.7%	320	2.9%	12.0%	1,398	3.0%	1,259	3.9%	11.0%
GPA Alimentar	7,206	53.9%	6,536	59.2%	10.3%	25,578	54.9%	23,486	73.2%	8.9%

Viavarejo (3)	6,165	46.1%	4,498	40.8%	37.1%	21,017	45.1%	8,606	26.8%	144.2%
GPA Consolidado	13,371	100.0%	11,034	100.0%	21.2%	46,594	100.0%	32,092	100.0%	45.2%

(1) Includes Mini Mercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	Sales Breakdown (% of Net Sales)

	GPA Food				GPA Consolidated
	4Q11	4Q10	2011	2010	4Q11	4Q10	2011	2010

Cash	53.3%	51.7%	52.7%	50.4%	40.4%	42.4%	40.7%	45.7%
Credit Card	39.4%	39.7%	40.5%	41.0%	48.7%	47.2%	48.7%	45.8%
Food Voucher	7.1%	8.3%	6.6%	8.3%	3.8%	4.5%	3.6%	5.9%
Credit	0.2%	0.3%	0.2%	0.3%	7.1%	5.9%	6.9%	2.6%
Post-Dated Checks	0.2%	0.3%	0.2%	0.3%	0.1%	0.1%	0.1%	0.2%
Payment Book	0.0%	0.0%	0.0%	0.0%	7.0%	5.8%	6.8%	2.4%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

	Stores Openings/Closings/Conversions per Format
	12/31/2010	09/30/2011	Opened	Closed	12/31/2011

Pão de Açúcar	149	157	2	0	159
Extra Hipermercado	110	130	2	0	132
Extra Supermercado	231	203	1	0	204
Mini Mercado Extra	68	67	5	0	72
Assaí	57	59	0	0	59
Ponto Frio	506	456	3	-58	401
Casas Bahia	526	537	7	0	544
GPA Consolidated	1,647	1,609	20	-58	1,571
Sale Area ('000 m2)	2,811	2,832			2,821
Nº of employees ('000)	145	149			149

	Figures per Format on December, 31 2011
	# Stores	# Checkouts	Sales Area ( '000 m2)

Pão de Açúcar	159	1,741	211
Extra Hipermercado	132	4,420	841
Extra Supermercado	204	2,214	244
Mini Mercado Extra	72	234	16
Assaí	59	1,203	184
Ponto Frio	401	1,505	322
Casas Bahia	544	3,178	1,003
GPA Bricks-and-Mortar	1,571	14,495	2,821

Others Business	232
Gas Station	78
Drugstores	154
GPA Consolidated	1,803	14,495	2,821

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

Productivity Ratio (in R$ - Nominal Terms)

Gross Sales per m2/month

	2011	2010	Δ
Pão de Açúcar	2,169	2,038	6.4%
Extra Hipermercado	1,415	1,396	1.4%
Extra Supermercado	1,502	1,310	14.7%
Assaí	1,952	1,970	-0.9%
Ponto Frio	1,244	1,193	4.3%
GPA Consolidated	1,535	1,445	6.2%

Gross Sales per Employee/Month

	2011	2010	Δ
Pão de Açúcar	28,715	26,736	7.4%
Extra Hipermercado	38,692	39,710	-2.6%
Extra Supermercado	31,719	28,775	10.2%
Assaí	49,870	40,304	23.7%
Ponto Frio	35,985	39,942	-9.9%
GPA Consolidated	36,128	34,911	3.5%

Average Ticket - Gross Sales/Month

	2011	2010	Δ
Pão de Açúcar	40.3	36.8	9.5%
Extra Hipermercado	67.6	61.3	10.3%
Extra Supermercado	27.5	26.3	4.6%
Assaí	97.1	93.9	3.4%
Ponto Frio	527.5	438.0	20.4%
GPA Consolidated	59.3	53.7	10.4%

Gross Sales per Checkout/Month

	2011	2010	Δ
Pão de Açúcar	260,173	247,709	5.0%
Extra Hipermercado	252,886	253,160	-0.1%
Extra Supermercado	159,829	144,026	11.0%
Assaí	298,100	289,974	2.8%
Ponto Frio	266,121	250,485	6.2%
GPA Consolidated	240,297	226,668	6.0%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição, directly or through its subsidiaries ("Company" or “GPA”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 149 thousand employees, 1,571 stores in 18 Brazilian states and in the Federal District and a logistics infrastructure comprised of 50 warehouses located in 13 states at September 30, 2011.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

Casino Guichard Perrachon S.A. ("Casino") required  against Mr. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D´Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz e de Península Participações Ltda. two arbitration proceedings, one of which includes our Company's as joint defendant, under the press release of July 4, 2011.

Arbitrations were unified, the parties have indicated their part to judge in the arbitration process, and they are in confirmation phase for the choice of the President of the Arbitral Tribunal.

The terms of the arbitration are confidential.

Restructuring Globex

On December 14, 2011 the Board of Directors of the Globex Utilidades S.A. approved a formal plan for the closure of 88 stores Ponto Frio, Adminstrative Council for Economic Defense related with Ministry of Justice (“CADE”) prior approval as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated parties involved (employees, store owners, trade payables, and others) and recorded a provision for closing stores in the amount of R$34,000, and R$20,000 related to the net value of fixed assets and R$ 14,000 related to other expenses related to closing. For purposes of consolidated financial statements, the rights of use related to such stores in the amount of R$ 10,416 were accrued for losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

2.    Basis of preparation

The financial statements of the parent company and consolidated have been prepared  in line with different valuation basis used in accounting estimates.

The items included in the financial statements of the parent company of each one of the Company’s subsidiaries were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”).

The financial statements of the parent company and the consolidated financial statements are stated in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

The financial statements for the year ended December 31, 2011 was approved by the Board of Directors at February 16, 2012.

The parent company and consolidated financial statements were prepared and are reported according to the accounting practices adopted in Brazil, which include standards issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), in compliance with the international financial reporting standards (IFRS) issued by International Accounting Standard Board (“IASB”).

In the individual financial statements, the investments in subsidiary are stated by the equity method, while for the purposes of international accounting standards issued by the International Accounting Standard Board (“IASB”), these would be stated at cost or fair value.

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and results of controlling entity in its individual financial statements.

For a better presentation and comparability, certain balances of December 31, 2010 were reclassified.

Non financial data included in these financial statements, such as number of employees, number of stores, among others, were not subject to review by our independent auditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation

a)     Interest in subsidiaries, associates and joint ventures:

Interest in investees - %
	12.31.2011		12.31.2010
Holdings	CBD	Other	CBD	Other
Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	10.00	-
Sé Supermercado Ltda.	93.10	0.69	93.10	0.69
Sendas Distribuidora S.A.	18.33	76.04	14.86	39.63
PAFIDC	9.04	1.06	9.58	1.12
PA Publicidade Ltda.	100.00	-	99.99	0.01
Barcelona Comércio Varejista e Atacadista S.A.	-	93.79	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda.	-	94.36	-	54.49
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	-	93.10	0.01	93.09
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.00	1.00	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Srvs. Imob. Ltda.	89.42	9.85	99.90	0.10
GPA 2 Empreed. e Participações Ltda.	99.90	0.10	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.90	0.10	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100.00	-	100.00	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Globex Utilidades S.A.	52.41	-	52.41	-
Globex Adm e Serviços Ltda.	-	52.41	-	52.41
Nova Casa Bahia S.A.	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.40	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.15	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A.	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A.	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	99.99	0.01

Sabará S.A.	-	52.41	-	52.41
Casas Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex – Fundo de Investimento em Direitos Creditórios	-	7.86	-	6.55
-Ponto Frio Leasing S.A.	-	26.21	-	26.21
Associates and Joint Ventures:
Financeira Itaú CBD – FIC	-	40.76	-	40.76
Indústria de Móveis Bartira Ltda.	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A.	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	40.76	-	40.76

All interest in subsidiaries, associates and joint ventures were calculated considering the percentage held by the CBD parent or its subsidiaries. The consolidation not necessarily reflect these percentages, as some companies have shareholders’ agreement that allows the consolidation of 100%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation -- Continued

b)    Subsidiaries

The consolidated financial statements include the financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated financial statements as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the company.

ii.   PAFIDC and Globex FIDC

The Company consolidates the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), investments funds established for the purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that the default risks, custody and administration expenses related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

3.   Basis for consolidation -- Continued

b) Subsidiaries  -- Continued

iii.  Globex

The Company consolidates the financial statements of Globex, a subsidiary that concentrates the Group’s electric and electronic products, operating under the banners “Ponto Frio”,  and since November 2010, “Casas Bahia”. The Company also operates -through its controlled entity Nova Pontocom Comércio Eletronico S.A, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com  and www.casabahia.com.br.

iv.  Sendas

The Company directly or indirectly holds 100% of Sendas Distribuidora’s capital, its subsidiary, which operates in retail trade segment, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 15 (a ii).

v.   GPA Malls

In 2011, Companhia Brasileira de Distribuição (“CBD”) began organizing a subsidiary, GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”), for the purpose of managing and capitalizing on its real estate assets. Through the subsidiary GPA1 Empreendimentos e Participações Ltda, which prior to that time had been dormant, on December 6, 2011, CBD, as the sole partner in GPA1 Empreendimentos e Participações Ltda., approved changes to the corporate bylaws that included, among other points, changing the name to GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. and updating its corporate objective to match its purpose.

Prior to that event, CBD entered into 3 (three) private property swap agreements with different developers, all subject to certain conditions. Consequently, CBD and its subsidiary Sé Supermercados Ltda. transferred 2 (two) through a barter transaction properties valued at R$ 14,000, and R$ 1,656, to GPA M&P, as a capital increase, on May 18, 2011 and July 5, 2011, respectively. GPA M&P’s capital is thus distributed among CBD, with 89.42%, and Sé Supermercados Ltda., which holds 10.58%.

Regarding the barter transaction referenced above, on December 6, 2011, we announced that GPA M&P had signed a Barter Agreement with Cyrela Polinésia Empreendimento Imobiliários Ltda. (“Cyrela”) pursuant to the exchange of the property belonging to GPA M&P in exchange for 24.2% of the sales area of the completed real estate development and a retail store to be built by Cyrela on the site. Regarding that real estate project, we would point out the following:

(i)         The name of the real estate development is THERA FARIA LIMA | PINHEIROS;

(ii)        The objective of the development is to establish a condominium building, composed of 3 (three) sectors: (a) the “THERA RESIDENCE” residential sector, a 36 (thirty-six) floor building with 397 (three hundred ninety-seven) apartments; (b) the “THERA OFFICE” commercial sector, consisting of a 30 (thirty) floor building with 575 (five hundred seventy-five) offices; and (c) the retail sector, which will house 1 (one) store located on the ground floor;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation -- Continued

v. GPA Malls -- Continued

(iii)       The term for project completion and delivery of the exchanged units is 52 (fifty-two) months from the development sales launch date (that occurred at December 18, 2011);

(iv)      Cyrela is solely and exclusively responsible for execution of the real estate development, as well as for the sale of the independent units, except for the store;

(v)       The barter between Cyrela and GPA M&P is not intended to establish a civil or commercial partnership or association between the companies;

(vi)      Cyrela will be solely and exclusively responsible for all costs, including approval costs, stemming from potential modifications to the original project design; and

(vii)     Cyrela is exclusively responsible for approval of the construction design plan and for all other plans necessary for the development of the real estate project.

c) Associates – BINV and FIC

The Company’s investments in its associates FIC and BINV, both entities that finance sales directly to GPA customers are result of an association between Banco Itaú Unibanco with GPA and Globex. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of BINV and FIC belongs to Banco Itaú – Unibanco S.A. (Itaú-Unibanco).

Under the equity method, the investment in the associate is carried in the statement also reflecting changes in the Company’s share of net assets of the associate following the acquisition.

The statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the statement of income as equity pickup results, corresponding to the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates. The financial statements of the associates are prepared for the same closing date as the parent company.

Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation – Continued

c) Associates – BINV and FIC – Continued

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the statement of income for the year.

d)  Interest in joint venture – Bartira

The Company maintains an indirect interest joint venture named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants (GPA through its subsidiary Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family through Casa Bahia Comercial Ltda. with 75%) entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items– line by line – in its consolidated financial statements. The joint venture financial statements are prepared for the same period adopted by the Company.

Follows below the main lines of condensed financial statement of the entity jointly controlled by the Company:

	12.31.2011	12.31.2010

Current assets	130,564	109,120
Noncurrent assets	60,258	64,836
Total assets	190,822	173,956

Current liabilities	87,216	80,288
Noncurrent liabilities	1,177	5,858
Shareholders’ equity	102,429	87,810
Total liabilities and shareholders’ equity	190,822	173,956

Resulted (i)
Net sales and services	473,838	71,188
Net (loss) before income tax	23,387	(2,528)
Net Income (loss) for the year	14,619	(1,880)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

(i) The amount presented on December 31, 2010 include the profit and loss of two months.

4.    Main accounting practices

a)  Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

 (i) Financial assets

Initial recognition and measurement

Financial assets held by the Company within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through income statement, loans, receivables and derivatives financial instruments designated as hedge instruments and investments held to maturity. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through income statement, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade receivables, related party receivables, escrow deposits and derivatives financial instruments.

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

•           Financial assets at fair value through profit or loss: are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income for the period when incurred as financial revenues or expenses. The financial assets are classified as financial assets by the fair value in the income if acquired for the purpose of selling or repurchasing in the near term. Financial assets measured by fair value through income statement are recorded at fair value through income statement, with changes recognized in financial income or financial expense.  Cash and cash equivalents balances held by the Company are classified into this category.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)  Financial assets -- Continued

Subsequent measurement -- Continued

•            Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial revenues or expenses.

•            Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being marketable in the active market. In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•       The rights to receive cash flows from the asset have expired; and

•       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)   Financial assets -- Continued

Derecognition of financial assets - Continued

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Financial assets of impairment

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the income statement. Interest income is recorded in the financial statements as part of the financial income.

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is recognized in the consolidated statement of income. If the write-off is later recovered, this recovery is also recognized in the statement of income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)     Financial assets -- Continued

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the overall losses evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

The asset’s carrying amount of the asset is reduced through an allowance and the amount of the loss is recognized in the statement of income for the year. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the statement of income for the year. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is recorded a revenue to financial results in the statement of income for the year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)     Financial instruments -- Continued

(i)      Financial assets -- Continued

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the statement of income for the year. Impairment expenses are recognized in the statement of income for the year.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC. (See Note 11).

Accounts receivable deriving from business agreements are related to cash considerations received from trade payables, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

(ii)    Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as loans or borrowing or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of the financial assets and liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the year when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the financial statement only if recognized amounts can be offset and if there is an intention of settling them on a net basis or realize the assets and settle the liabilities simultaneously.

The Note 20 contains an analysis of the financial instruments’ fair value and further details on how these are measured.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Put options granted to non-controlling shareholders

The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as financial expense.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)   Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

•       reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

•       reclassify a debt instrument as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

b) Hedge accounting -- Continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, adopting the following procedures:

•      The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement for the year;

•       For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged; and

•       If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

c)  Cash and cash equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with intention and possibility of rescued in short term. Bank overdrafts are included within current liabilities in the financial statement.

d)  Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

e)  Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

f)   Impairment of non-financial assets

The impairment test intends to provide the actual net realizable value of asset. This realizable can be directly or indirectly, respectively, by sale or by the cash-generation through the asset’s use in the Company's activities.

Annually the Company assesses the impairment test in their tangible or intangible assets or when there is any internal or external evidence that the asset may have a loss of recoverable amount.

An asset’s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating units (CGU), unless the asset does not generate cash inflows that are largely independent from cash inflows of other assets or groups of assets.

Where the carrying amount of an assets or CGU exceeds its recoverable amount, the asset is considered non-recoverable and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value, “except to impairment test of deferred taxes", using a pre-tax discount, which represents the Company’s cost of capital (“WACC”), before taxes, that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed, “except to the goodwill that cannot be reverted in future period”, if has been a change in the assumptions used to determine the asset’s recoverable amount in its mostly recent initial recognition.

In the future period the asset has increased its value after a new assessment of impairment, there will be need for reversal the provision initially established, "except to the impairment of goodwill that once established, can no longer be reversed”. This reversal is limited on initial recognition at cost, net of accumulated depreciation and/or amortization. Such reversal is recognized in the income for the year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

g)  Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Assets category	Annual depreciation rate %

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

h)  Borrowing Costs

In accordance with CPC08 - Transaction Costs and Premium on the Issuance of Debt and Equity, borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year that they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.         Significant accounting policies -- Continued

i)   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the year when incurred.

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (stores’ right to use), list of customers, profitable lease agreements, profitable supply agreements of furniture and trade names.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expense on intangible assets with definite useful lives is recognized in the income statement for the year in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives, which is 10 years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the income statement for the year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

j)   Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities, net by consolidated entity.

k)  Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

k)   Leasing  – Continued

Company as a lessee - Continued

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

l)   Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement, net of any reimbursement.

m) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

n)  Prepaid Revenue

The prepaid revenue are recognized by the Company through the anticipation of amounts received from business partners for exclusivity intermediation service of additional or extended guarantees and recognized in income by the evidence service in the sale of these guarantees with the business partners.

o) Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

p) Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some of the goods or services received by the Company as a counter-provision can not be specifically identified, the identified goods or services not received (or to be received) are measured as the difference between the fair value of operation of share-based payment and the fair value of any identifiable goods or services received at the grant date. Then, the value is capitalized or released as expense, as appropriate.

Equity-settled transactions

When any related party purchase the Company's shares (treasury shares), the consideration paid including any directly attributable cost is deducted from equity until the shares are canceled or reissued. When such shares are subsequently reissued, any consideration paid, net of costs attributable transaction are included in equity. No gain or loss recognized in the purchase or sales issue or cancellation of equity instruments. Any difference between book value and the consideration paid is recorded as capital reserve.

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

p) Share-based payment -- Continued

Equity-settled transactions -- Continued

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium, recognized immediately in the income statement. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 26).

q) Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

•       numerator:  earnings for the year; and

•       denominator:  the number of shares of each category is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)  Revenue

a)  Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)  Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the statement of income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income -- Continued

(ii)    Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from trade payables, changes in inventory and logistics costs.

Bonus received from trade payables is measured based on contracts and agreements signed with trade payables.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)   General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)    Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income -- Continued

(vi)   Financial result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and escrow deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from trade payables, and revenues referring to discounts.

s)  Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies – Continued

s)  Taxation  - Continued

Deferred income and social contribution taxes - Continued

Deferred income and social contribution taxes liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an operation, rather than a business combination and, at the time of the operation, affects neither the accounting net profit nor taxable loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer company and to the same tax authority.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies – Continued

s)  Taxation  - Continued

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income statement.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•       Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•       Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

t)   Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies – Continued

t)   Business combinations and goodwill - Continued

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on if the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the consideration transferred and the amount recognized for non-controlling interest over assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was allocated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)  Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions  to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous years.

v)  Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in the regulation.

5.    Standards issued but not yet effective

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but we expect the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the IFRS main standards issued but not effective yet, as well as our expectations of their effects on the Company’s financial statements:

IFRS 7 - Financial Instruments - Disclosure - Amendment of the standard aims to promote transparency in the disclosure of the transfer transactions of financial assets, improve the understanding by the user about the risk exposure to these transfers, and the effect of these risks on the balance sheet, particularly those involving the securitization of financial assets.

IFRS 9 – Financial Instruments – IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  This standard will be effective for the fiscal years starting as of January 1, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

5.    Standards issued but not yet effective - Continued

IFRS 10 - Consolidate financial statements - IFRS 10 as issued reflects the replacement of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard include a new definition of control that represents three elements: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor's returns.The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 11 - Joint arrangements - IFRS 11 as issued reflects the replacement of SIC 13 and IAS 31 and applies to Joint controlled entities. In the accordance with the standard, the participation agreements are classified as joint operations or joint ventures, as the rights and obligations of these agreements. Joint ventures should be accounted by the equity method, while the joint controlled entities, may be accounted by the equity method or by the proportionate accounting method. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 12 - Disclosure of interests in other entities - IFRS 12 as issue applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 13 - Fair value measurements - IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1º, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

5.    Standards issued but not yet effective - Continued

IASB issued clarifications on the IFRS rules and amendments for application  after October 1, 2011. Below, the main amendments:

•         IAS 1 – Presentation of Financial Statement: Presentation of items under Other Comprehensive Income;

•         IAS 12 – Income Taxes: This standard clarifies the calculation of deferred tax on investment property measured at fair value. It introduces the refutable assumption that the deferred tax on investment property measured at the fair value method in IAS 40 – Investment property should be defined based on the fact that its carrying amount will be recovered through sale;

•         IAS 19 – Employee Benefits: It includes from substantial amendments, such as the removal of corridor mechanism and the concept of expected return on plan assets until simple clarifications on valuations, devaluations and reformulation;

•         IAS 27 – Consolidated and Separate Financial Statement: As a result of future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for subsidiaries, jointly-controlled entities and associates in separate financial statements; and

•         IAS 28 – Investments in Associates: As a result of future application of IFRS 11 and 12, current standard now is IAS 28 – Investment in associates, joint ventures and describes the application of equity method for investments in joint ventures, in addition to investments in associates.

The Company will deepen their studies on the adoption of these pronouncements and interpretations, nevertheless not expect any significant effects in its individual and consolidated financial statements.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s results of year or shareholders’ equity.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s individual and consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

a)   Financial  lease commitments – Company as lessee -

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and recorded the agreements as financial lease.

b)  Impairment

According to the method released in Note 4 (f) the Company assessed if there was indication of assets impairment and in the year ended December 31, 2011, no signs or facts were identified for a new assessment.

Estimates and assumptions

a)  Income taxes

. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company establishes provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Estimates and assumptions -- Continued

a)  Income taxes -- Continued

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax losses amounting to a tax benefit of R$764,524 at December 31, 2011 (R$720,530 in December 31, 2010). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support these balances. On December 31, 2010, the Company had a provision for non-recovery of R$106,196, which was reversed in the year 2011 in accordance with new management’s studies.

Further details on taxes are disclosed in the Note 22.

b)  Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, they are determined  according to the hierarchy set by CPC 38 (IAS39), to whom certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Estimates and assumptions -- Continued

b)  Fair value of derivatives and other financial instruments -- Continued

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

c)  Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 26.

d)  Goodwill impairment

The Company annually tests whether goodwill went through any loss, according to the accounting policy outlined in Note 4 and CPC 1 (IAS 36). Cash-generating units’ recovery amounts have been calculated in the preparation of the annual financial statements, based on calculations of recoverable amount and market quotes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

7.    Cash and cash equivalents

Financial instruments at December 31, 2011 and 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Financial investments available for withdrawal and in bank accounts are classified as financial assets measured by fair value through the income statement.

		Parent Company		Consolidated
	Rate *	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Cash and bank accounts		144,507	100,717	522,293	417,561

Financial investments:
Itaú	101.4%	549,678	279,058	879,271	1,727,488
Itaú – Delta Fund	101.2%	1,069,170	-	1,738,612	-
Banco do Brasil	101.2%	400,167	568,741	631,620	696,331
Bradesco	100.9%	118,051	564,809	852,181	674,633
Santander	101.0%	3,080	53,443	110,996	70,087
Unibanco	104.1%	-	4,931	-	4,931
CEF	99.0%	2,812	2,668	2,812	2,668
Votorantim	103.4%	2,640	97,476	7,433	104,766
Safra	101.1%	1,826	49,849	156,305	53,750
Outros	83.7%	36,852	35,884	68,432	65,779
		2,328,783	1,757,576	4,969,955	3,817,994

* Average CDI Rate

8. Marketable securities

	CDI	12.31.2010

Banco do Brasil	100.30% e CDB 100.20%	315,332
Banco Santander	101.00%	190,307
Banco Safra	101.00%	102,363
		608,002

Current		600,613
Noncurrent		7,389

Since June 30, 2011 the marketable securities had non restrictions for use. These operations were reclassified to cash and cash equivalents.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

9. Trade accounts receivable

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Credit card companies (a)	144,227	304,992	429,697	425,383
Debit card companies (b)	-	-	29,314	17,296
Sales vouchers and others	92,810	43,673	136,454	162,378
Consumer finance (c)	-	-	1,959,768	879,620
Consumer finance - Bradesco (c.1)	-	-	25,606	619,541
Credit sales with post-dated checks	984	2,110	4,010	6,492
Accounts receivable from wholesale customers	-	-	49,106	13,233
Accounts receivable – FIDCs (d)	-	-	2,558,726	1,667,029
Adjustment to present value (e)	-	-	(10,823)	(7,061)
Private label credit card – interest-free installment payment	19,214	15,127	19,214	15,127
Allowance for doubtful accounts (f)	-	-	(210,970)	(172,901)
Accounts receivable from trade payables (h)	336,545	333,551	447,398	421,097
Accounts receivable from related parties	197,758	180,917	-	-
Current	791,538	880,370	5,437,500	4,047,234

Accounts receivable – Paes Mendonça (g)	-	-	445,056	420,570
Consumer finance	-	-	117,783	115,432
Allowance for doubtful accounts (f)	-	-	(6,998)	(8,063)
Noncurrent	-	-	555,841	527,939

	791,538	880,370	5,993,341	4,575,173

a)  Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, the Company sells or deducts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

b)  Debit card companies

Debit card sales are receivable from the debit card of appliances and furniture stores of Globex and its subsidiary NCB.

The card administrator provides these amounts on the day after (D+1) completion of sale by debit card at stores across the Globex and its subsidiary NCB.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable -- Continued

c) Consumer credit

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (See Note 19).

c. 1)   Consumer finance – Banco Bradesco

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, NCB receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, NCB is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the NCB acquires the credit by means of assignment. Within this context, as required by CPC 38 (IAS 39) – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the NCB’s balance sheet against “Loans and Borrowings”.

The outstanding balance of these receivables under NCB’s responsibility at December 31, 2011 was R$25,606 (R$649,376 in December 31, 2010).

d)  Accounts receivable - FIDCs

The Company and Subsidiaries carrying out securitization operations of its receivables, mainly represented  by credit sales with tickets and credit card company receivables, with the Pão de Açúcar Receivables Securitization Fund (“PAFIDC”) and Globex Receivables Securitization Fund (“Globex FIDC”). The volume of operations stood at R$9,477,372 at December 31, 2011 (R$9,802,951 in December 31, 2010) for PAFIDC, R$3,948,543 at December 31, 2011 (R$390,682 in December 31, 2010) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$126,781 (R$99,209 in December 31, 2010) for PAFIDC and R$153,373 (R$14,598 in December 31, 2010) for Globex FIDC, recognized as financial expenses in the income statement.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at December 31, 2011 were R$2,558,726 (R$1,667,029 in December 31, 2010), net of allowance for losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable - Continued

e)  Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In December 31, 2011 these rates were in average 0.97% (0.86% in December 31, 2010).

f)   Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Consolidated
	12.31.2011	12.31.2010

At the beginning of the year	(180,964)	(7,521)
Allowance for doubtful accounts	(268,902)	(573,898)
Recoveries and provision writte-off	231,898	400,455
At the end of the year	(217,968)	(180,964)

Current	(210,970)	(172,901)
Noncurrent	(6,998)	(8,063)

		Falling due	Bonds due
	Total		<30 days	30-60 days	61-90 days	>90 days
12.31.2011	5,993,341	5,818,401	109,509	31,935	20,776	12,720
12.31.2010	4,575,173	4,269,637	229,411	16,497	53,090	6,538

g)  Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (IGPM) and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

h)  Accounts receivable from trade payables

Accounts receivable from trade payables includes rebates and discounts obtained from trade payables. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

10. Other accounts receivable

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Accounts receivable related of sale from property and equipment	-	7,827	50,423	57,921
Cooperative advertising with trade payables	-	-	50,617	20,539
Advances to suppliers	17,958	29,279	21,345	73,935
Accounts receivable related of credits non accepted	41,674	15,185	86,252	56,998
Accounts receivable from virtual operations	-	-	-	1,099
Claims to receive	248	1,993	49,927	45,306
Accounts receivable from services	3,491	3,491	4,706	7,194
Rental receivable	11,859	19,303	16,545	20,270
Other accounts receivable – PAFIDC	-	-	46,466	50,319
Loans to employees	-	20,000	11,925	21,377
Boa Esperança Supermarket	8,393	-	8,393	-
GPA Malls	-	-	14,000	-
Others	3,244	6,683	26,035	4,579
	86,867	103,761	386,634	359,537

Current	40,131	50,976	279,621	269,980
Noncurrent	46,736	52,785	107,013	89,557

11.   Receivables Securitization Fund

a)  Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at December 31, 2011, is composed of 10,295 senior shares held by third parties in the amount of R$1,235,901 (R$1,096,130 in December 31, 2010), which represent 89.90% of the fund’s equity (89.30% in 2010) and 2,864 subordinated shares (also in December 31, 2010), held by the Company and subsidiaries in the amount of R$138,849, which represent 10.10% of the fund’s equity (10.70% in December 31, 2010).

The subordinated quotas were imputed to the Company and are recorded in assets of controlling entity, as interest in the receivables securitization fund, with a balance of R$124,304 at December 31, 2011 (R$117,613 in December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

11.   Receivables Securitization Fund -- Continued

a)  Receivables Securitization Fund - Pão de Açúcar -- Continued

The interest rates of senior shares are shown below:

		12.31.2011		12.31.2010
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable

Senior A	5,826	108.0%	758,660	109.5%	672,861
Senior B	4,300	108.0%	207,614	109.5%	184,135
Senior C	169	108.0%	269,627	109.5%	239,134
			1,235,901		1,096,130

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)  Globex Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable of Globex and its subsidiary, including Nova Casa Bahia S.A. and Nova Pontocom Comércio Eletrônico S.A. (mainly credit card), originated from the sale of products and services to its customers. This fund was created at May 26, 2010 with determinate, ending on November 11, 2013.

The fund equity structure at December 31, 2011 is composed of 11,666 senior quotas held by third parties, amounting to R$1,184,522 (R$1,184,387 in December 31, 2010), representing 85% of the fund’s equity (87.5% in 2010) and 1,910 subordinated quotas (1,691 in December 31, 2010), held by the Company and its subsidiaries, amounting to R$209,068 (R$169,332 in December 31, 2010), accounting for 15% of the fund’s equity (12.5% in December 31, 2010).

Subordinated quotas were imputed to the Globex and are recorded as noncurrent assets, such as participation in the securitization fund, with balance of R$209,068 at December 31, 2011 (R$169,332 in December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

11. Receivables Securitization Fund -- Continued

b)  Globex Receivables Securitization Fund – Globex FIDC -- Continued

Below, the interest rates of senior quota holders:

		12.31.2011		12.31.2010
Quotaholder	Amount	CDI Rate	Balance redeemable	CDI Rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,184,522	107.75%	1,184,387

Subordinated quotas are registered and non-transferable and were issued in a single series. The subsidiary Globex will redeem the subordinated quotas after the redemption of senior quotas or upon the end of the fund’s term. Once remunerated the senior quotas seniors, the subordinated quotas will receive the fund’s net worth balance after absorbing eventual losses in receivables transferred and eventual losses attributed to the fund. Their redemption amount will be subject to credit, prepayment and interest rate risks of financial assets transferred.

The holders of senior quotas are not entitled to recourse against other subsidiary Globex’s  assets in the event of customers’ delinquency. As contractually agreed upon between the subsidiary Globex and PAFIDC, the transfer of receivable is irrevocable, irreversible and definite.

12.   Inventories

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Stores	1,172,026	999,835	3,489,429	2,638,904
Warehouses	796,600	623,223	2,292,939	2,299,691
Bonus in inventories	(46,908)	(40,883)	(130,303)	(54,296)
Provision for obsolescence/breaking	(6,780)	(8,921)	(75,757)	(51,892)
Present value adjustment	-	-	(23,539)	(8,639)
	1,914,938	1,573,254	5,552,769	4,823,768

The Company appropriates in the result during the year the bonus received from suppliers at the same time that the bonus inventories is realized. The received unrealized bonus in inventories in the parent company represents R$46,908 at December 31, 2011 (R$40,883 in December 31, 2010), in the consolidated the amount is R$130,303 (R$54,296 in December 31, 2010). In addition, in December 31, 2011 the Company effect obsolescence provision (low turnover) and breaking inventories in the amount R$6,780 (R$8,921 in December 31, 2010) and R$75,757 (R$51,892 in December 31, 2010) in the parent company and consolidated, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

12.   Inventories -- Continued

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the indirect subsidiary NCB’s trade payables.

13.   Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Current
Taxes on sales	176,986	263,936	465,617	671,054
ICMS recoverable	169,829	221,899	293,329	464,152
PIS/COFINS recoverable	7,157	42,037	172,288	206,902

Income tax	110,532	41,392	251,360	141,387
Investment	63,479	24,192	193,994	116,656
Other	47,053	17,200	57,366	24,731

Other	126,804	58,894	191,965	77,201
ICMS recoverable from Property and equipment	10,594	9,323	21,661	16,480
ICMS tax replacement	93,741	28,260	94,275	28,697
Other	22,469	21,311	76,029	32,024

Present value adjustment	(601)	(460)	(1,240)	(1,287)
	413,721	363,762	907,702	888,355
Noncurrent
Taxes on sales	-	111,812	702,174	206,765
ICMS recoverable	-	-	691,344	71,063
PIS/COFINS recoverable	-	111,812	10,830	135,702

Other	31,781	15,494	41,057	19,632
ICMS and other	31,781	15,494	41,057	19,632

Present value adjustment	(7,255)	(7,504)	(13,233)	(12,891)
	24,526	119,802	729,998	213,506
Total taxes recoverable	438,247	483,564	1,637,700	1,101,861

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

13.   Recoverable taxes -- Continued

The full realization of this value over the next five years will occur as follows:

Year	Consolidated
2012	387,604
2013	242,300
2014	212,000
2015	114,400
2016	122,644
1,078,948

The Directors of subsidiary Globex prepared a technical feasibility study on the future realization of the ICMS, considering the expected future compensation of debts from the Globex operations and subsidiaries in the context of the main variables of your business. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

14.   Related Parties

a)     Sales and purchases of goods

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Customers
Novasoc Comercial	42,232	37,678	-	-
Sé Supermercados	91,146	94,321	-	-
Sendas Distribuidora	57,312	47,682	-	-
Barcelona	5,137	1,849	-	-
Xantocarpa	1	2	-	-
Globex	1,176	1,617	-	-
Nova PontoCom	754	6,023	-	-
	197,758	189,172	-	-
Suppliers
Novasoc Comercial	8,482	2,289	-	-
Sé Supermercados	4,662	3,745	-	-
Sendas Distribuidora	17,984	11,530	-	-
Barcelona	1,923	2,131	-	-
Xantocarpa	1,530	752	-	-
FIC	8,574	7,242	10,679	8,879
Globex	1,721	853	-	-
Nova PontoCom	1,148	803	-	-
Globalbev bebidas e alimentos	2,586	-	3,012	-
Bravo Café	231	-	231	-
Fazenda da Toca Ltda	222	-	254	-
Restaurante FNH Ltda	4	-	4
Axialent	307	-	310
	49,374	29,345	14,490	8,879

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

14.   Related Parties -- Continued

b)    Sales and purchases of goods -- Continued

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Sales
Novasoc Comercial	340,064	308,432	-	-
Sé Supermercados	808,432	795,679	-	-
Sendas Distribuidora	326,680	275,044	-	-
Barcelona	9,299	18,241	-	-
Globex	4	2,431	-	-
Nova PontoCom	15,671	75,545	-	-
ECQD Participações	1,926	-	-	-
	1,502,076	1,475,372	-	-
Purchases
Novasoc Comercial	3,995	2,526	-	-
Sé Supermercados	13,636	10,569	-	-
Sendas Distribuidora	34,494	9,660	-	-
Nova PontoCom	-	20	-	-
ECQD Participações	2	-	-	-
Globalbev bebidas e alimentos	10,227	-	12,640	-
Bravo Café	1,589	-	1,591	-
Sykué Geração de energia Ltda	5,432	-	6,389	-
Fazenda da Toca Ltda	3,083	-	3,383	-
Restaurante FNH Ltda	4	-	4	-
E-HUB Cons. Part. e Com. S.A.	217	-	-	-
	72,679	22,775	24,007	-

Related party transactions, as disclosed above, are carried out at cost and are eliminated from the consolidated financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

14.   Related Parties - Continued

c)     Other operations

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Assets
Novasoc Comercial (x)	18,994	-	-	-
Sé Supermercados (x)	40,313	-	-	-
Casino (i)	7,898	5,519	7,898	5,519
FIC (iv)	-	-	3,634	-
Sendas S.A.	-	17,824	-	17,824
Sendas Distribuidora (x)	889,455	564,208	-	-
Xantocarpa	18,698	3,916	-	-
Barcelona (x)	88,030	178,909	-	-
Vedra	20	-	-	-
Globex	-	8,570	-	-
Casas Bahia Comercial Ltda. (v)	-	-	55,243	120,605
Nova PontoCom	15,059	308	-	-
Vancouver	3,183	2,351	-	-
ECQD - sócios (vi)	34,209	-	34,209	-
Nova Casa Bahia	5	-	-	-
Audax SP (xi)	20,746	21,748	20,728	-
Audax Rio (xi)	-	-	9,378	-
Outros	6,421	1,203	2,325	32,293
	1,143,031	804,556	133,415	176,241
Liabilities
Novasoc Comercial (x)	-	34,867	-	-
Sé Supermercados (x)	-	48,936	-	-
Fundo Península (ii)	15,256	14,410	15,772	14,894
Barcelona (x)	-	324,350	-	-
Globex (xii)	153,212	79,689	-	-
FIC (iv)	7,900	5,320	11,764	6,886
P.A. Publicidade	7,601	-	-	-
Nova Pontocom	959	-	-	-
Casas Bahia Comercial Ltda. (v)	-	-	342	231,203
Outros	3,344	6,248	-	21,308
	188,272	513,820	27,878	274,291

	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Income statement
Novasoc Comercial (x)	7,715	8,580	-	-
Sé Supermercados (x)	20,109	22,065	-	-
Sendas Distribuidora (x)	51,937	37,062	-	-
Casino (i)	(5,061)	(5,225)	(5,061)	(5,225)
Fundo Península (ii)	(142,823)	(138,256)	(148,460)	(142,632)
Diniz Family (iii)	(17,553)	(13,053)	(18,776)	(6,346)
Sendas S.A.	-	(37,715)	-	(58,566)
Sykué Consultoria em Energia Lt. (viii)	(382)	-	(824)
Casas Bahia Comercial Ltda. (v)	-	-	(141,183)	(67,416)
FIC (iv)	-	(6,802)	(3,662)	(13,832)
Axialent	(2,921)	-	(2,921)	-
Outros	(8,400)	(8,400)	(8,400)	(8,400)
	(97,379)	(141,744)	(329,287)	(302,417)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

14. Related Parties – Continued

b)    Other transactions - Continued

              i.    Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

              ii.  Península Fund: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

             iii.  Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

             iv.  FIC: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

              v.  Casas Bahia: The subsidiary Nova Casa Bahia maintains lease agreements for warehouses, offices and administrative buildings with the Management of Casas Bahia Comercial Ltda.

             vi.  Nova Pontocom managers (ECQD): On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain Nova Pontocom Comércio Eletrônico S.A statutory managers, a loan amounting in R$ 10,000 as well as celebrated a barter contract with return in the amount of R$ 20,000, both maturing on January 8, 2018, duly adjusted.

            vii.  Sykué Energy generation: Purchase of Electric Energy on the Free Market to supply several consumer units of the Company.

           viii.  Sykué Consultoria: energy planning services in order to supply electricity, including projection of energy consumption for each consumer unit , during 102 months (economic feasibility study of stores maintenance costs on the captive market or on the free market) and regulatory advisory with ANEEL, CCEE and NOS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

14. Related Parties – Continued

b)    Other transactions - Continued

             ix.  Other: Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this Note did not state balances or transactions in the years.

              x.  Novasoc Comercial, Sé Supermercados, Sendas Distribuidora e Barcelona: include values arising from the use of shared central services such as treasury, accounting, legal and others.

             xi.  Audax:  Barter values with football club Audax SP and Audax RJ, which invests in training professional athletes.

            xii.  Globex: The Company has an accounts payable for "First Amendment to the Association Agreement" between Globex and Casas Bahia Comercial, which guarantees the right to compensation of certain contingencies recognized that may be due by Globex starting from June 30, 2010.

Related party-transactions shown above mainly result from operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially accounted for according to the market prices, terms and conditions, agreed between the parties.

c)     Management Compensation

The expenses related to the compensation of management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the income statement at the ended December 31, 2011, were as follows:

Board of Directors
	Remuneration	Other remuneration	Shore based Payment	Total
Board of Directors (*)	-	7,574	-	7,574
Directors	23,660	30,289	13,133	67,082
Fiscal council	432	-	-	432

  (*) Variable according to the number of participation in the meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

15.   Investments

a)   Breakdown of investments

	Parent Company

	Sé	Sendas	Novasoc	Globex	Nova Pontocom	NCB (*)	Outros	Total
Balances at 12.31.2009	1,591,637	52,194	-	803,936	-	-	18,393	2,466,160
Additions	-	-	6,449	549,623	-	-	-	556,072
Acquisition	-	-	-	-	18,895	837,762	-	856,657
Write-off	(13,391)	(18,343)	-	-	-	-	-	(31,734)
Equity pick-up	124,259	745	35,576	(14,222)	(2,077)	(2,073)	4,228	146,436
Dividends receivable	-	782	-	-	-	-	-	782
Gain (loss) Shareholding	-	-	(11,984)	(1,622)	2,176	-	1,235	(10,195)
Balances at 12.31.2010	1,702,505	35,378	30,041	1,337,715	18,994	835,689	23,856	3,984,178

	Parent Company
	Sé	Sendas	Novasoc	Globex	Nova Pontocom	NCB (*)	GPA Malls	API SPE	Other	Total
Balances at 12.31.2010	1,702,505	35,378	30,041	1,337,715	18,994	835,689	-	-	23,856	3,984,178
Additions	-	-	-	-	-	-	14,000	15,488	111	29,599
Exchange variation	-	-	-	-	-	-	-	-	1,419	1,419
Write-off	(152,074)	(36,655)	(11,271)	-	-	-	-	-	-	(200,000)
Equity pick-up	220,394	36,014	36,407	43,327	10,478	20,815	(666)	-	7,916	374,685
Gain (loss) Shareholding	-	-	-	838	964	-	-	-	-	1,802
Balances at 12.31.2011	1,770,825	34,737	55,177	1,381,880	30,436	856,504	13,334	15,488	33,302	4,191,683

(*) Refers to the effects of fair value measurements of the business combination.

	Consolidated
	FIC	Binv/ Globex	Other	Total
Balances at 12.31.2009	176,565	15,010	2,652	194,227

Additions	12,777	-	4,806	17,583
Write-off	-	(2,689)	-	(2,689)
Equity pick-up	35,032	(511)	(22)	34,499
Dividends receivable	(11,080)	-	-	(11,080)
Balances at 12.31.2010	213,294	11,810	7,436	232,540

	Consolidated
	FIC	Binv/ Globex	Other	Total
Balances at 12.31.2010	213,294	11,810	7,436	232,540

Additions	-	-	112	112
Write-off	-	(14,223)	(4)	(14,227)
Equity pick-up	29,953	4,872	-	34,825
Transfer	(10,179)	17,263	(7,084)	-
Balances at 12.31.2011	233,068	19,722	460	253,250

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

15.   Investments – Continued

b)   Breakdown of investments – Continued

(i)   FIC

The summarized financial information of FIC at December 31, 2011 and 2010 is as follows:

	Consolidated
	12.31.2011	12.31.2010

Current assets	3,485,365	3,118,059
Noncurrent assets	201,785	289,963
Total assets	3,687,150	3,408,022

Current liabilities	3,008,357	2,783,045
Noncurrent liabilities	52,446	36,259
Shareholders’ equity	626,347	588,718
Total liabilities and shareholders’ equity	3,687,150	3,408,022
Operating results:
Revenues	911,643	918,415
Operating income	75,849	145,756
Net income	77,509	93,302

For purposes of calculating the investment the Shareholders’ Equity of investee should be reduced the goodwill reserve, whose reserve is the right of Itaú.

(ii) Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (Company’s subsidiary) entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas Distribuidora´s shares held by Sendas S.A. may be transferred to Barcelona Comércio Varejista e Atacadista S.A.. The acquisition this minority participation was approve by the Board of Directors at February 23, 2011 and by Company´s General Meeting at March 14, 2011. Sendas S.A. transferred to Barcelona Comércio Varejista e Atacadista S.A. the totally its participation in the Sendas Distribuidora, corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 annual and consecutive installments of R$53,000, the first installment shall mature in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as July to December 2010 as reference basis. This present value of obligation assumed at December 31, 2011 is R$238,863 (R$324,350 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

15.   Investments – Continued

Payables for acquisition of non-controlling shareholders

	Consolidated
	12.31.2011	12.31.2010

Interest acquisition in Assai (i)	4,568	188,194
Interest acquisition in Sendas Distribuidora (ii)	238,863	324,350
	243,431	512,544

Current liabilities	54,829	297,484
Noncurrent liabilities	188,602	215,060

                         i.      Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                        ii.      Accounts payable due to the acquisition of non-controlling interest in Sendas Distribuidora, which will be settled in 6 annual installments, and the last amortization will take place in December 2017.

16.   Business combinations and acquisition of non-controlling interest

a)     Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, the parties entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)   Association with Nova Casa Bahia– Continued

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB  operates under the "Casas Bahia” brand, which was present at that time in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

At November 9, 2010, as a preparatory phase of the process to merge NCB shares into Globex, CDB centralized the retail trade and the electronic commerce of durable goods in Globex. Thus, the Company injected capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550. On the same date, the Globex shareholders’ approved the NCB’s shares incorporation. Globex started to operate with “Ponto Frio” and “Casas Bahia” banners.

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’equity of Globex, GPA transferred approximately 47.08% of its entire investment in Globex to members of CB, which is determined as total consideration transferred for the takeover of NCB (“total consideration transferred”).

Since Globex is a publicly held company, with its shares listed on stock exchanges, carried out by independent purchasers and sellers,  for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)     Association with Nova Casa Bahia– Continued

Determination of the consideration transferred due to the takeover of NCB - Continued

12.31.2010

Number of common shares held by CBD, corresponding to the 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Globex – 98.77%	2,533,920

47.08% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Additional payment (ii)	95,084
Call option for controlling interest in Bartira, net of income and social contribution taxes(iii)	(200,864)
Non-controlling interest over assets received	95,523

Value of total consideration transferred	1,188,894

(i)  According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for takeover of NCB;

(ii) Payment Additional in kind pursuant to clause 6.3 of the shareholder’s agreement between GPA and the members of the Casas Bahia on December 4, 2009 and subsequently amended on December 1, 2010 by the 1st amendment to association between GPA and member of Casas Bahia.

(iii) Fair value of Bartira’s call option: the parties granted through the Partnership Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price); e

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest -- Continued

a)     Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	Opening balance	(iv) Fair value of investment held in Bartira	(v) “Casas Bahia” banner	(vi) Commercial rights	(vii) Fair value of Property and equipment	(viii) Supply agreement under favorable conditions	(ix) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	-	1,360,420
Recoverable taxes	240,091	-	-	-	-	-	-	240,091
Deferred income tax	152,291	(29,434)	(549,242)	(136,344)	(31,376)	(75,213)	(87,075)	(756,393)
Prepaid expenses	58,498	-	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	-	268,059
Investments in associated companies	-	86,572	-	-	-	-	-	86,572
Property and equipment	570,889	-	-	-	92,281	-	-	663,170
Intangible assets	57,217	-	1,615,417	401,011	-	221,214	256,103	2,550,962
	5,793,918	57,138	1,066,175	264,667	60,905	146,001	169,028	7,557,832
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	-	(4,620,200)
Net assets	1,173,718	57,138	1,066,175	264,667	60,905	146,001	169,028	2,937,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest -- Continued

b)    Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities -- Continued

(iv)   Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by  the “Income Approach” method, considering the present value of future benefits generated directly or indirectly measured, quantified in the form of cash flow;

(v)    “Casas Bahia” tradename: the tradename is traditional and well known in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(vi)   Rights of use: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market by the “Market Approach” method;

(vii) Fair Value of Property and equipment: calculated using the “Market Approach” method to determine the value of an asset through an analysis of transaction involving securities compatible performed based on table FIPE existing when held on the transaction  with a discount of 10%;

(viii) Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market, based on “Income Approach” method; and

(ix) Advantageous signed with CB: this refers to CBs properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market, based on “Income Approach” method;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,937,632
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,397,020

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)  Association with Nova Casa Bahia - Continued

Gain from a bargain  purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$351,718, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(1,188,894)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,397,020)

Fair value of acquired net assets	2,937,632

Bargain purchase resulting from takeover of NCB	351,718

Subsequent measurement –allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15.

The provisional location of the purchase price was R$ 453,569 in December 31, 2010 which was reduced to R$ 351,718 because of the review intangibles Bartira methodology, surplus of trucks, and other contingent consideration. The measurement period ended on November 08, 2011.

Final allocation of the purchase price has generated the following difference related with allocation provision released in December 31, 2010.

Gain from a bargain purchase provisional in December 31,2010		453,569

Final valorization of the consideration paid:		(133,851)
Option to purchase - Bartira (ii)	(111,665)
Additional payment for indemnification (iv)	(95,084)
Income Tax and Social Contribution on the variations in the consideration paid	37,850
Effect of non-controlling interest on the variations in the consideration paid	35,048

Final identification of intangible assets:		32,000
Supply contract Bartira (ii)	80,121
Capital Gain investment Bartira (ii)	(50,688)
Capital Gain trucks NCB (iii)	92,281
Other (i)	(29,263)
Income Tax and Social Contribution on the variations of intangible assets identified	(31,433)
Effect of non-controlling interest on the variance of intangible assets identified	(29,018)

Gain from a final bargain purchase in December 31,2010		351,718

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)     Association with Nova Casa Bahia - Continued

Subsequent measurement –allocation of purchase price - Continued

(i)             Adjustments in assets not recoverable from NCB;

(ii)            Value of intangible assets related to Bartira supply contract, purchase option and investment of NCB in Bartira, using margin projected and discounted cash flow;

(iii)           Fair Value of the truck fleet of NCB;

(iv)          Expenses incurred by Globex related to periods preceding the base date of the business combination, which must be repaid the Klein family in proportion to their effects.

That gain obtained is justified for the CB mainly due to the extremely positive future developments arising from this association with GPA. This association will allow the NCB better access to financing and synergies in all areas such as trade, logistics, administrative and financial, among others.

Additionally, the association with CB will put Globex a new level of business, allowing greater national coverage, economies of scale and other benefits to be converted for the benefit of customers and employees that will result in a potentially better profitability, with the consequent valuation of the shares belonging to the CB. With participation of 47% on Globex, the CB will continue actively participating in the operation, either directly or through the Board of Directors.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses in the statement of income for the year ended December 31, 2010.

b)    eHUB Business Combination

On November 8, 2010, Globex and the subsidiary Nova.com entered into an agreement for the acquisition of the remaining interest of 55% in E-Hub (an e-commerce service provider). E-Hub was a joint venture booked under investments in affiliated companies. E-Hub’s former owners gave 55% of their interest in this company, in addition to R$20,000 payable on January 8, 2013, in exchange for 6% of the subsidiary PF.com.

The parties have entered into a shareholders’ agreement, with a 7-year duration and mutual guarantee of preemptive rights in any offering related to this interest, always at market values.

The assets received refer to E-Hub’s net assets of liabilities at book value, totaling R$2,200, in addition the return of R$20,000, while the consideration paid was equivalent to 6% of Nova.Com, estimated at the fair value of R$31,530, including the book value. The transaction generated goodwill of R$9,230.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

17. Property and equipment

a)     Parent Company:

	Balance at:					Balance at:
	12.31.2009	Additions	Depreciation	Write-offs	Transfers	12.31.2010

Land	817,083	534	-	(5,219)	7,691	820,089
Buildings	1,750,712	8,949	(59,852)	(17,970)	113,423	1,795,262
Leasehold improvements	822,036	29	(59,035)	(18,002)	241,195	986,223
Machinery and equipment	308,444	143,625	(30,771)	(4,445)	(53,714)	363,139
Facilities	51,445	42,912	30,319	(1,823)	(30,749)	92,104
Furniture and fixtures	135,114	48,657	(42,651)	(1,693)	21,454	160,881
Vehicles	16,705	8,404	(3,502)	(2,201)	(4,212)	15,194
Property and equipment in progress	274,279	572,049	-	(21,703)	(403,145)	421,480
Other	92,358	22,017	(3,952)	(64)	10,628	120,987
	4,268,176	847,176	(169,444)	(73,120)	(97,429)	4,775,359

Financial leasing:
IT equipment	4,771	-	(1,106)	-	-	3,665
Buildings	24,343	-	(1,369)	-	-	22,974
	29,114	-	(2,475)	-	-	26,639
Total property and equipment	4,297,290	847,176	(171,919)	(73,120)	(97,429)	4,801,998

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	12.31.2011

Land	820,089	-	-	-	(14,000)	806,089
Buildings	1,795,262	23,380	(57,085)	(252)	199,566	1,960,871
Leasehold improvements	986,223	387	(71,054)	(3,844)	184,656	1,096,368
Machinery and equipment	363,139	182,839	(67,235)	(9,077)	44,139	513,805
Facilities	92,104	18,985	(9,610)	(334)	9,276	110,421
Furniture and fixtures	160,881	54,887	(24,715)	(1,596)	19,464	208,921
Vehicles	15,194	9,470	(4,748)	(1,798)	582	18,700
Property and equipment in progress	421,480	429,934	-	(10,404)	(581,845)	259,165
Other	120,987	28,135	(6,962)	(2)	(105,962)	36,196
	4,775,359	748,017	(241,409)	(27,307)	(244,124)	5,010,536

Financial leasing:
IT equipment	3,665	50,239	(14,127)	(241)	2,936	42,472
Buildings	22,974	-	(1,369)	-	-	21,605
	26,639	50,239	(15,496)	(241)	2,936	64,077
Total property and equipment	4,801,998	798,256	(256,905)	(27,548)	(241,188)	5,074,613

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

17. Property and equipment -- Continued

a)     Parent Company: -- Continued

	Balances at 12.31.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	806,089	-	806,089	820,089	-	820,089
Buildings	2,649,382	(688,511)	1,960,871	2,427,005	(631,743)	1,795,262
Leasehold improvements	1,937,875	(841,507)	1,096,368	1,758,276	(772,053)	986,223
Machinery and equipment	1,223,421	(709,616)	513,805	1,014,994	(651,855)	363,139
Facilities	285,015	(174,594)	110,421	257,257	(165,153)	92,104
Furniture and fixtures	507,854	(298,933)	208,921	439,258	(278,377)	160,881
Vehicles	29,318	(10,618)	18,700	24,154	(8,960)	15,194
Property and equipment in progress	259,165	-	259,165	421,480	-	421,480
Other	66,647	(30,451)	36,196	144,464	(23,477)	120,987
	7,764,766	(2,754,230)	5,010,536	7,306,977	(2,531,618)	4,775,359

Financial leasing:
IT equipment	58,703	(16,231)	42,472	5,527	(1,862)	3,665
Buildings	34,448	(12,843)	21,605	34,448	(11,474)	22,974
	93,151	(29,074)	64,077	39,975	(13,336)	26,639
Total property and equipment	7,857,917	(2,783,304)	5,074,613	7,346,952	(2,544,954)	4,801,998

b)    Consolidated:

	Balance at:						Balance at:
	12.31.2009	Additions	Depreciation	Acquisition of Subsidiary	Write-Offs	Transfers	12.31.2010

Land	980,469	536	-	-	(5,420)	7,420	983,005
Buildings	1,842,073	11,146	(66,433)	-	(18,629)	139,570	1,907,727
Leasehold improvements	1,179,101	44,826	(108,084)	72,090	(21,278)	349,243	1,515,898
Machinery and equipment	423,588	248,647	(65,865)	57,420	(20,206)	(34,836)	608,748
Facilities	99,738	66,774	24,452	96,460	(7,398)	(35,502)	244,524
Furniture and fixtures	221,043	94,335	(63,048)	131,655	(18,045)	33,633	399,573
Vehicles	21,445	14,278	(8,733)	231,573	(2,508)	(9,257)	246,798
Property and equipment in progress	361,346	779,352	-	17,644	-	(580,385)	577,957
Other	105,553	33,233	(9,405)	-	12,093	699	142,173
	5,234,356	1,293,127	(297,116)	606,842	(81,391)	(129,415)	6,626,403

Financial leasing:
IT equipment	35,273	2,944	(4,410)	41,693	(155)	(1,013)	74,332
Hardware	34,992	-	(1,578)	-	-	(1,519)	31,895
Facilities	1,232	-	5	-	-	(151)	1,086
Furniture and fixtures	19,655	-	(1,424)	-	-	(367)	17,864
Vehicles	656	392	(1,553)	14,635	(279)	223	14,074
Buildings	30,437	-	(1,754)	-	-	-	28,683
	122,245	3,336	(10,714)	56,328	(434)	(2,827)	167,934
Total property and equipment	5,356,601	1,296,463	(307,830)	663,170	(81,825)	(132,242)	6,794,337

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

17. Property and equipment -- Continued

b)    Consolidated:  -- Continued

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-Offs	Transfers	12.31.2011

Land	983,005	210	-	1,263	(36,308)	948,170
Buildings	1,907,727	27,755	(60,935)	(149)	241,150	2,115,548
Leasehold improvements	1,515,898	87,352	(112,857)	(22,164)	329,263	1,797,492
Machinery and equipment	608,748	316,900	(119,097)	(19,429)	132,060	919,182
Facilities	244,524	41,994	(31,128)	42	10,268	265,700
Furniture and fixtures	399,573	101,518	(59,896)	(21,358)	17,569	437,406
Vehicles	246,798	76,751	(43,723)	(15,189)	2,234	266,871
Property and equipment in progress	577,957	596,847	-	(8,427)	(824,830)	341,547
Other	142,173	40,389	(12,940)	(245)	(88,068)	81,309
	6,626,403	1,289,716	(440,576)	(85,656)	(216,662)	7,173,225

Financial leasing:
IT equipment	74,332	-	(4,264)	(887)	(41,240)	27,941
Hardware	31,895	101,318	(21,992)	(17,054)	10,918	105,085
Facilities	1,086	-	(104)	(1)	(120)	861
Furniture and fixtures	17,864	-	(1,506)	(35)	(6,176)	10,147
Vehicles	14,074	-	(9,990)	(2,564)	12,544	14,064
Buildings	28,683	-	(1,756)	-	-	26,927
	167,934	101,318	(39,612)	(20,541)	(24,074)	185,025
Total property and equipment	6,794,337	1,391,034	(480,188)	(106,197)	(240,736)	7,358,250

	Balances at 12.31.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	948,170	-	948,170	983,005	-	983,005
Buildings	2,907,817	(792,269)	2,115,548	2,640,154	(732,427)	1,907,727
Leasehold improvements	3,116,923	(1,319,431)	1,797,492	2,723,436	(1,207,538)	1,515,898
Machinery and equipment	1,892,180	(972,998)	919,182	1,476,248	(867,500)	608,748
Facilities	512,834	(247,134)	265,700	462,741	(218,217)	244,524
Furniture and fixtures	870,285	(432,879)	437,406	784,316	(384,743)	399,573
Vehicles	319,889	(53,018)	266,871	260,790	(13,992)	246,798
Property and equipment in progress	341,547	-	341,547	577,957	-	577,957
Other	136,885	(55,576)	81,309	182,983	(40,810)	142,173
	11,046,530	(3,873,305)	7,173,225	10,091,630	(3,465,227)	6,626,403

Financial leasing:
IT equipment	39,374	(11,433)	27,941	83,673	(9,341)	74,332
Hardware	207,951	(102,866)	105,085	109,544	(77,649)	31,895
Facilities	1,220	(359)	861	1,292	(206)	1,086
Furniture and fixtures	15,373	(5,226)	10,147	21,736	(3,872)	17,864
Vehicles	20,293	(6,229)	14,064	18,910	(4,836)	14,074
Buildings	43,402	(16,475)	26,927	43,403	(14,720)	28,683
	327,613	(142,588)	185,025	278,558	(110,624)	167,934
Total property and equipment	11,374,143	(4,015,893)	7,358,250	10,370,188	(3,575,851)	6,794,337

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

17. Property and equipment -- Continued

At December 31, 2011 and 2010, the Company and its subsidiaries had collateralized fixed assets and legal claims, as disclosed in the Note 23 (h).

The amount of Property and Equipment in progress R$ 78,917 refers to the Oracle Retail Project with completion scheduled in 2013.

The Company has not identified items of its fixed assets that require a provision for impairment at December 31, 2011.

The net transfer refers to software items that were written-off from Property and equipment in progress to addition in intangible group.

c) Capitalized borrowing costs

The amount of the borrowing costs capitalized for the period of nine months at December 31, 2011 was R$27,076 (R$9,580 in December 31, 2010). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 102.85% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

d) Additions to Property and equipment

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Additions (i)	726,557	835,456	1,262,640	1,283,547
Financial Lease (ii)	50,239	-	101,318	3,336
Capitalized Interest	21,461	11,720	27,076	9,580

Total	798,257	847,176	1,391,034	1,296,463

(i) The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings for expansion of activities, building works for new stores and upgrading of existing distribution centers, stores reforms and investments in equipment and information technology; and

(ii) In the statements of cash flows were subtracted from asset additions made during the year, totaling R$ 101,318 at December 31,2011 (R$ 3,336 in December 31,2010), Parent Company and Consolidated, respectively, relating to acquisitions assets held through finance leases.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

17. Property and equipment -- Continued

e)     Impairment testing

On December 31, 2011, the Company calculated the recoverable value of net assets to assess whether there were changes in the value of its assets arising from events or changes in the economic, operating and technological circumstances that might indicate impairment for all Cash Generating Units (“CGU”). These tests were conducted pursuant to IFRS 36/CPC 01 requirements, under the following assumptions:

Evidence of asset impairment (CGU)

•         Asset Carrying Amount (CGU) x 30% of net revenue for the year.

Should the asset value exceed that one obtained through impairment test, the CGU undergoes test’s second phase, at this time on a comparative basis. Net value in use is determined by cash flow net present value to be generated from the use of assets in activities or production. Future revenue will be estimated and the costs related to revenue to be generated will be deducted in accordance with the There must be a prospect of future income and deduct the costs related to revenues that are generated by the "Income Approach".

•         Asset carrying amount (CGU) X Cash Flow Statement + Outflow Multiple.

Cash Flow Statement Assumptions + Outflow Multiple: Discount Rate 10.4%; Future Revenue between 2012 and 2015; and Outflow Multiple of 9.5 x EBITDA of the fourth year.

In addition to the assessment of the value in use based on the Discounted Cash Flow of four future periods plus outflow multiple of 9.5 x EBITDA, the Company, comparatively and for recording purposes, recalculated the asset value, replacing the outflow multiple of 9.5 x EBITDA with perpetuity flow.

If necessary, the Company conducts a third valuation, now using the market approach methodology.  This method is used to calculate the market value of an asset by analyzing transactions involving comparable assets. The Company’s management, based on all the aforementioned tests, did not find any indication of asset impairment (CGUs).  Therefore, no provision had to be recorded for the impairment.

18.   Intangible assets

a)     Parent company:

	Balance at:						Balance at:
	12.31.2009	Additions	Amortization	Acquisition of Subsidiary	Write-offs	Transfers	12.31.2010

Goodwill - electro	279,851	9,233	-	-	(105,301)	-	183,783
Goodwill – retail	502,962	-	-	-	(2,348)	(200,000)	300,614
Commercial rights - retail	4,617	-	56	-	(1,722)	(2,951)	-
Software	136,920	72,177	(114,197)	-	(37)	100,395	195,258
	924,350	81,410	(114,141)	-	(109,408)	(102,556)	679,655

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

18.   Intangible assets -- Continued

a)     Parent company: -- Continued

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	12.31.2011

Goodwill - electro	183,781	-	-	-	-	183,781
Goodwill – retail	300,614	-	-	-	-	300,614
Commercial rights - retail	-	-	-	-	17,600	17,600
Software	195,260	155,114	(53,493)	(11,188)	162,202	447,895
	679,655	155,114	(53,493)	(11,188)	179,802	949,890

	Balances at 12.31.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill - electro	183,781	-	183,781	183,781	-	183,781
Goodwill – retail	1,148,825	(848,211)	300,614	1,148,825	(848,211)	300,614
Commercial rights - retail	17,600	-	17,600	-	-	-
Software	690,179	(242,284)	447,895	390,413	(195,153)	195,260
	2,040,385	(1,090,495)	949,890	1,723,019	(1,043,364)	679,655

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

18.   Intangible assets -- Continued

b)    Consolidated:

	Balance at:						Balance at:
	12.31.2009	Additions	Amortization	Acquisition of Subsidiary	Write-offs	Transfers	12.31.2010

Goodwill – cash and carry	358,965					-	358,965
Goodwill – electro	279,851	9,233	-			-	289,084
Goodwill – retail	732,766				(3,677)	(5,313)	723,776
Banner – cash and carry	38,639	-	-	-	-	-	38,639
Banner – electro	399,593	1,615,417	-	-	-	-	2,015,010
Commercial rights – electro	196,654	401,011	-	5,601	-	-	603,266
Customer relationship – electro	31,127	-	(6,282)	-	-	-	24,845
Profitable furniture supply agreement – Bartira	-	221,214	(8,562)	-	-	-	212,652
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	-	256,103	(4,109)	-	-	-	251,994
Fair Value of investment in Bartira	-	86,872	-	-	-	-	86,872
Software	182,178	85,878	(130,360)	46,239	15,956	110,986	310,877
Total Intangíble	2,219,773	2,675,728	(149,313)	51,840	12,279	105,673	4,915,980

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	12.31.2011

Goodwill – cash and carry	358,965					358,965
Goodwill – electro	289,084	-	-	-	-	289,084
Goodwill – retail	723,776					723,776
Banner – cash and carry	38,639	-	-	-	-	38,639
Banner – electro	2,015,010	82	-	-	-	2,015,092
Commercial rights – electro	603,266	7,779	(12,139)	(10,793)	4,997	593,110
Commercial rights - retail	-	-	-	-	17,600	17,600
Customer relationship – electro	24,845	-	(6,283)	-	-	18,562
Profitable furniture supply agreement – Bartira	212,652	-	(77,720)	-	-	134,932
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	251,994	-	(50,992)	-	-	201,002
Fair Value of investment in Bartira	86,872					86,872
Software	310,877	183,774	(79,173)	(32,407)	165,528	548,599
Total Intangíble	4,915,980	191,635	(226,307)	(43,200)	188,125	5,026,233

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

18.   Intangible assets -- Continued

b)    Consolidated:  -- Continued

	Balances at 12.31.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill – cash and carry	358,965		358,965	358,965		358,965
Goodwill – electro	289,084	-	289,084	289,084	-	289,084
Goodwill – retail (*)	1,842,279	(1,118,503)	723,776	1,842,279	(1,118,503)	723,776
Banner – cash and carry	38,639	-	38,639	38,639	-	38,639
Banner – electro	2,015,092	-	2,015,092	2,015,010	-	2,015,010
Commercial rights – electro	646,488	(53,378)	593,110	644,505	(41,239)	603,266
Commercial rights - retail	17,600	-	17,600	-	-	-
Customer relationship – electro	34,268	(15,706)	18,562	34,268	(9,423)	24,845
Profitable furniture supply agreement – Bartira	221,214	(86,282)	134,932	221,214	(8,562)	212,652
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	256,103	(55,101)	201,002	256,103	(4,109)	251,994
Fair Value of investment in Bartira	86,872	-	86,872	86,872		86,872
Software	892,793	(344,194)	548,599	575,898	(265,021)	310,877
Total Intangible	6,699,397	(1,673,164)	5,026,233	6,362,837	(1,446,857)	4,915,980

(*) Amortization up to December 31, 2007.

c)    Impairment testing of goodwill and intangible assets

On December 31, 2011, the Company calculated the recoverable value of goodwill arising from past acquisitions, whose balance was no longer amortized as of January 1, 2008 to determine whether there were changes in the value of its assets arising from events or changes in the economic, operating and technological circumstances that might indicate impairment for all Cash Generating Units (“CGU”). In accordance with the rule, a cash generating unit cannot be greater than the segment. For goodwill assessment purposes, management understands that the cash generating unit is equivalent to the entity that gave rise to the goodwill at the moment of acquisition, except if this entity already had been incorporated, in this case, the merging entity will be designated as a CGU and all operating assets (net property, plant and equipment, brand, commerce fund and software) will be considered for testing purposes. These tests were conducted pursuant to IFRS 36/CPC 01 requirements, under the following assumptions:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

18.         Intangible assets -- Continued

c)    Impairment testing of goodwill and intangible assets --  Continued

Evidence of asset impairment (CGU)

•         Asset Carrying Amount (CGU) x 30% of Net Revenue for the year.

Should the asset value exceed that one obtained through impairment test, the CGU undergoes test’s second phase, i.e., now on a comparative basis. Net value in use is determined by cash flow net present value to be generated from the use of assets in activities or production. There must be a prospect of future income and deduct the costs related to revenues that are generated by the "Income Approach".

Asset Carrying Amount (CGU) X Cash Flow Statement + Outflow Multiple.

Cash Flow Statement Assumptions + Outflow Multiple:

•         Discount Rate of 10.4%;

•         Future Revenue      Between 2012 and 2015

•         Outflow Multiple     9.5 x EBITDA of the fourth year

In addition to the assessment of the value in use based on the discounted cash flow of future four periods plus outflow multiple of 9.5 x EBITDA of the fourth year, the Company, comparatively and for recording purposes, recalculated the asset value, replacing the outflow multiple of 9.5 x EBITDA with perpetuity flow, maintaining all the previous phase’s assumptions and considers the inflation index as a factor to subtract the discount rate to obtain perpetuity value.

Therefore, no provision had to be recorded for the impairment.

d) Tradename

The value was subjected to test assets recoverable through the methodology income approach - Relief Royalty form, which consists in determining the value of an asset by measuring the present value of future benefits. Given the indefinite life brand, considered in preparing the discounted cash flow perpetual growth of 2.5%. The royalty rate used was 0.9%

      e) Right of use “Fundo de Comércio”

The funds were allocated to the CGU. The CGUs were tested with assets recoverable through the discounted cash flow.

d)  Other intangible assets

Software was tested for impairment observing the same criteria set for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments, it is not necessary a provision for impairment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

18.    Intangible assets—Continued

d)  Other intangible assets —Continued

•       Definite useful life – store lease agreement and buildings under profitable conditions (10 years), furniture supply agreement under profitable condition (3 years) and customer relationship (5 to 7 years).

19.   Loans and borrowings

a)     Breakdown of debt

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Debentures (i)
Debentures	506,122	523,574	506,122	523,574
Swap contracts (c), (g)	68	598	68	598
Funding fees	(4,346)	(3,497)	(4,346)	(3,497)
	501,844	520,675	501,844	520,675
Local currency
BNDES (e)	109,224	39,099	152,629	80,905
IBM (Note 24)	-	-	6,815	6,810
Working capital (c)	38,065	-	126,892	259,077
Consume finance – CDCI (c)	-	-	2,263,122	1,283,059
PAFIDC (Note 11)	-	-	1,235,934	-
Financial leasing (Note 24)	55,800	20,789	81,643	64,467
Swap contracts (c), (g)	(882)	(3)	(882)	(439)
Funding fees	(6,424)	(4,525)	(8,670)	(8,855)
Anticipation of receivables	-	249,997	-	249,997
Other	-	-	2,346	2,085
	195,783	305,357	3,859,829	1,937,106
Foreign currency
Working capital (c)	15,546	366,592	537,023	414,140
Swap contracts (c), (g)	(197)	35,778	19,163	43,856
Funding fees	(298)	(372)	(361)	(661)
	15,051	401,998	555,825	457,335
Total current	712,678	1,228,030	4,917,498	2,915,116

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings—Continued

a)     Breakdown of debt—Continued

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Debentures (i)
Debentures	2,145,886	1,075,538	2,145,886	1,075,538
Funding fees	(8,368)	(8,066)	(8,368)	(8,066)
	2,137,518	1,067,472	2,137,518	1,067,472
Local currency
BNDES (e)	375,560	358,053	405,515	381,372
IBM (Note 24)	-	-	5,112	11,917
Working capital (c)	1,098,730	703,049	1,406,575	972,988
Consume finance – CDCI (c)	-	-	129,300	102,106
FIDCs (Note 11)	-	-	1,184,522	2,280,517
Financial leasing (Note 24)	152,344	66,129	194,788	101,244
Swap contracts (c), (g)	(17,129)	7,967	(25,779)	8,134
Funding fees	(7,244)	(9,486)	(7,780)	(12,272)
	1,602,261	1,125,712	3,292,253	3,846,006

Foreign currency
Working capital (c)	716,621	296,147	832,657	615,867
Swap contracts (c), (g)	(26,729)	35,055	(21,399)	63,059
Funding fees	(129)	(426)	(129)	(468)
	689,763	330,776	811,129	678,458

Total noncurrent	4,429,542	2,523,960	6,240,900	5,591,936

Total	5,142,220	3,751,990	11,158,398	8,507,052

b)    Schedule of loans and borrowings maturity recognized in liabilities noncurrent

Year	Parent Company	Consolidated
2013	1,563,419	3,343,888
2014	1,621,954	1,644,908
2015	1,047,948	1,048,296
2016	177,837	178,239
After 2016	34,125	41,846
Subtotal	4,445,283	6,257,177

Funding fees	(15,741)	(16,277)

Total	4,429,542	6,240,900

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings

c)     Financing of working capital, swap and funding for consumer intervention

		Parent Company		Consolidated
Debt	Rate	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Local currency
Itaú Unibanco			-	-	14
Banco do Brasil	11.8% per year	809,769	703,049	1,856,869	1,188,303
Banco do Brasil	98.5% CDI	327,026	-	327,026	-
Bradesco	12.6% per year	-	-	1,041,287	657,967
Alfa	CDI + 1.5% per year	-	-	-	11,040
HSBC	10.3% per year	-	-	-	4,811
Santander	104% CDI	-	-	88,830	190,317
Safra	10.4% per year	-	-	611,877	564,778
		1,136,795	703,049	3,925,889	2,617,230
Current		38,065	-	2,390,014	1,542,136
Noncurrent		1,098,730	703,049	1,535,875	1,075,094

Foreign currency
Itaú BBA	USD + 3.2% per year	534,989	296,147	534,989	296,147
Banco do Brasil	USD + 3.9% per year and 2.3% per year	-	-	317,373	143,612
Bradesco	USD + 2.7% and 3.9% per year	-	-	115,017	-
Santander	USD + 2.1% per year	203	237,438	116,239	337,693
ABN AMRO	YEN + 4.9% per year	-	129,154	89,086	252,555
HSBC	USD + 2.4% per year	196,975	-	196,976	-
		732,167	662,739	1,369,680	1,030,007
Current		15,546	366,592	537,023	414,140
Noncurrent		716,621	296,147	832,657	615,867

Swap contracts
Itaú Unibanco	CDI 105.0%	-	598	-	598
Itaú BBA	CDI 102.8%	(901)	35,055	(901)	35,055
Banco do Brasil	CDI 103.2%	(18,011)	7,964	(15,681)	18,808
Bradesco	CDI 103.9%	-	-	(4,348)	-
Santander	CDI 110.7%	-	52,814	18,058	56,560
ABN AMRO	CDI 104.3%	68	(17,036)	68	4,187
HSBC	CDI 99.0%	(26,025)	-	(26,025)	-
		(44,869)	79,395	(28,829)	115,208
Current		(1,011)	36,373	18,349	44,015
Noncurrent		(43,858)	43,022	(47,178)	71,193

		1,824,093	1,445,183	5,266,740	3,762,445

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings -- Continued

c) Financing of working capital, swap and funding for consumer intervention -- Continued

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing.

d) Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 11.69% a.a. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e) BNDES

The line of credit agreements denominated in Reais, with the Brazilian Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES, funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) EBITDA/Net debt equal to or greater than 0.35. The Company controls and monitors these indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19. Loans and borrowings- Continued

e)  BNDES -- Continued

At December 31, 2011, the Company was in compliance with the aforementioned clauses.

			Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Maturity	12.31.2011	12.31.2010	12.31.2011	12.31.2010
TJLP + 9.2%	46	Nov/12	30,285	63,339	30,285	63,339
TJLP + 8.7%	46	Nov/12	4,375	9,150	4,375	9,150
TJLP + 9.6%	60	Dec/16	410,327	324,663	410,327	324,663
TJLP + 4.5%	60	Dec/16	39,797	-	39,797	-
TJLP + 4.5%	24	Jan/11	-	-	-	147
TJLP + 4.5%	11	Nov/11	-	-	-	8,889
TJLP + 2.3%	11	Nov/11	-	-	-	1,109
TJLP + 2.8%	48	Nov/11	-	-	-	4,459
TJLP + 2.3%	48	Jun/13	-	-	4,127	43,591
TJLP + 2.3%	48	May/12	-	-	2,112	4,183
TJLP + 2.8%	48	May/12	-	-	-	2,725

TJLP + 1.9%	30	Jun/14	-	-	28,234	-
7% per year	24	Oct/12	-	-	16,687	-
TJLP + 1.9% + 1%	30	Jun/14	-	-	12,105	-
TJLP + 3.5% + 1%	30	Jun/14	-	-	10,095	22
			484,784	397,152	558,144	462,277

Current			109,224	39,099	152,629	80,905
Noncurrent			375,560	358,053	405,515	381,372

f)    Guarantees

The Company signed promissory notes and letters of guarantee in the loans and borrowings took out with BNDES and IBM.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and Yen and fixed interest rates with Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rates. All these transactions are classified as hedge accounting, as disclosed in Note 20. The CDI annual benchmark rate at December 31, 2011 was 11.60% (9.75% in 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

h)      Redeemable PAFIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and borrowings”.

i)  Debentures

	Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	12.31.2011	12.31.2010

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	6,917	373,529	559,195
6th Issue – 2ndSeries	No preference	23,965	CDI + 0.5%	6,917	165,771	248,169
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96% CDI	6,917	68	598
7th Issue – 1st Series	No preference	-	119% of CDI	1,056,320	-	234,979
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,253,411	626,706	555,772
9th Issue – 1st Series	No preference	610	107.7%% CDI	1,024,010	685,647	-
10th Issue – 1st Series	No preference	80,000	108.5% CDI	10,004	800,355	-

Funding fees					(12,714)	(10,566)
					2,639,362	1,588,147
Current					501,844	520,675
Noncurrent					2,137,518	1,067,472

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2010	78,665	1,588,147
Interest rate net of payments and fair value of swap	-	105,746
Amortisation of issue 6ª	(25,988)	(259,883)
Amortisation of issue 7ª	(200)	(200,000)
9ª Issue of Debentures	610	610,000

10ª Issue of Debentures	80,000	800,000
Funding fees of issue 10ª	-	(4,648)
At 12.31.2011	133,087	2,639,362

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue

At March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

At June 8, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

At December 4, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

At January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

At December 14, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 80.000 non-convertible debentures, in the total amount of R$800.000. The debentures issued within the scope of the 10th issue have the following characteristics:

Series:	Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.	Single.	Single.	Single.	Single.

Class and Convertibility:	Not convertible into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type:	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured

Issue date:	March 1, 2007.	June 15, 2009.	December 15, 2009.	January 5, 2011.	December 29, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

i)   Debentures — Continued

(i)             Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue
Term and maturity:	Seventy-two (72) months, thus maturing on March 1, 2013.	Seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.	Sixty (60) months as of the issue date, thus maturing at December 15, 2014.	Thirty six (36) months as of the issue date, thus maturing on January 5, 2014.	Forty two (42) months as of the issue date, thus maturing on June 29, 2015.

Remuneration:

Daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always at March and September 1 every year.

119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

107.75% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

108.5% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

i)   Debentures — Continued

(i)             Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue
Amortization:	To be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. At each amortization payment date, 25,988 debentures will be paid.	Amortization in a lump sum on the maturity date.

The unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

The unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

Amortization in a lump sum on the maturity date.

The remuneration will be paid annually on the following dates: (i) December 29, 2012; (ii) December 29, 2013; (iii) December 29, 2014; and (iv) June 29, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue
Early redemption

As of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to Paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

		Not applicable	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue
Financial ratios:

Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011 the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

19.  Loans and borrowings- Continued

i)   Debentures — Continued

(ii)  Additional information

Data
Description	6th issue	7th issue	8th issue	9th issue	10th issue
Utilization of funds:	The funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

Funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its trade payables who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

			The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.	Funds raised by means of the 9th issue shall be used by the Company to maintain its cash strategy and strengthen its working capital.	Funds raised by means of the 10th issue shall be used by the Company to maturity of the debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for the indentified risk of protection limited to 100% of the risk.  The derivative transactions are exclusively used to reduce the exposure to the foreign currency fluctuation and interest rate, aiming at sustaining a balanced capital structure.

The Company’s financial instruments are reported according to CPCs 38, 39 and 40 (IAS 9, IAS 32 and IFRS 7). The main financial instruments and their amounts recorded in the financial statements by category, are as follows:

	Parent company
	Carrying amount		Fair value
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Cash and cash equivalents	2,328,783	1,757,576	2,328,783	1,757,576
Accounts Receivables and FIDC	915,814	997,983	915,814	997,983
Related parties, assets	1,143,031	804,556	1,143,031	804,556
Related parties, liabilities	(188,272)	(513,820)	(188,272)	(513,820)
Trade payables	(2,526,912)	(2,219,699)	(2,526,912)	(2,219,699)
Loans and borrowings	(2,502,858)	(2,163,843)	(2,673,150)	(2,170,748)
Debentures	(2,639,362)	(1,588,147)	(2,641,113)	(1,580,328)
Net exposure	(3,469,776)	(2,925,394)	(3,641,819)	(2,924,480)

	Consolidated
	Carrying amount		Fair value
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Cash and cash equivalents	4,969,955	3,817,994	4,969,955	3,817,994
Marketable securities	-	608,002	-	608,002
Accounts Receivables and FIDC	5,993,341	4,575,173	5,998,354	4,578,069
Related parties, assets	133,415	176,241	133,415	176,241
Related parties, liabilities	(27,878)	(274,291)	(27,878)	(274,291)
Trade payables	(6,278,757)	(5,368,738)	(6,278,757)	(5,368,738)
Loans and borrowings	(8,519,036)	(6,918,905)	(8,725,757)	(7,011,300)
Debentures	(2,639,362)	(1,588,147)	(2,641,113)	(1,580,328)
Purchase option - Bartira	304,339	304,339	304,339	304,339
Net exposure	(6,063,983)	(4,668,332)	(6,267,442)	(4,750,012)

The fair value of other financial instruments described in Note 20 (b) allows to approximate carrying amount based on current payment terms. The classification of assets and liabilities at fair value are described in Note 20c.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the investments to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are continuously updated (See Note 7).

•  Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.09% at December 31, 2011 (0.59% in 2010).

•  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions.

•  Credit card and/or meal ticket sales are substantially destined to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See Note 11).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and borrowings with main financial institutions in order to deal with cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange exposure risk, transforming the cost of debt into domestic currency and interest rates.

(iv) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended in December 31, 2011.

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Loans and borrowings	5,142,220	3,751,990	11,158,398	8,507,052
(-) Cash and cash equivalents	(2,328,783)	(1,757,576)	(4,969,955)	(3,817,994)
Net debt	2,813,437	1,994,414	6,188,443	4,689,058

Shareholders’ equity	7,625,273	7,023,322	10,094,425	9,500,592

Shareholders’ equity and net debt	10,438,710	9,017,736	16,282,868	14,189,650

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the maturity profile of financial liabilities of the Company on December 31,2011 and 2010:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	398,155	1,409,411	522,483	2,330,049
Debentures	570,582	1,325,276	-	1,895,858
Derivatives	32,034	53,464	-	85,498
Leasing	20,789	36,268	29,861	86,918
At 12.31.2010	1,021,560	2,824,419	552,344	4,398,323

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20. Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)     Parent Company: – Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	92,100	2,828,530	-	2,920,630
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	355	70,562	-	70,917
Leasing	55,800	118,000	34,100	207,900
At 12.31.2011	730,510	5,787,225	34,100	6,551,835

                   b)    Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	2,232,979	2,285,844	522,483	5,041,306
Debentures	570,582	1,325,276	-	1,895,858
Derivatives	41,241	73,784	-	115,025
Leasing	71,577	77,687	37,982	187,246
At 12.31.2010	2,916,379	3,762,591	560,465	7,239,435

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	3,248,159	3,478,612	-	6,726,770
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	27,573	66,634	-	94,206
Leasing	88,847	158,140	41,800	288,788
At 12.31.2011	3,946,834	6,473,519	41,800	10,462,152

(vi)    Derivative financial instruments

Few swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars and YEN) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$2,057,826 at December 31, 2011 (R$1,797,564 in 2010). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20. Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$607,184 at December 31, 2011 (R$962,585 in 2010) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations whose hedge accounting is applied, upon contracting and on a continued basis. Hedge operations contracted in the year ended December 31, 2011 reported effectiveness in relation to the debts, which are purpose of this hedge. For derivative operations qualified as hedge accounting, according to CPC 38(IAS 39), the debt purpose of the hedge is also adjusted at fair value as per fair value hedge rules.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		12.31.2011	12.31.2010	12.31.2011	12.31.2010
Fair value hedge
Purpose of hedge (debt)		2,057,826	1,797,564	2,398,836	1,853,749

Long position
Pre-fixed rate	3.3% p.a.	685,000	980,000	810,335	1,021,220
USD + Fixed		1,372,826	817,564	1,604,792	832,529
		2,057,826	1,797,564	2,415,127	1,853,749
Short position
	CDI 103.7% p.a.	(2,057,826)	(1,797,564)	(2,373,503)	(1,861,447)
Net position		-	-	41,624	(7,698)

		Consolidated
		Notional Value		Fair Value
		12.31.2011	12.31.2010	12.31.2011	12.31.2010
Swap agreements measured by fair value through income statement
Long position
USD + Fixed	5.92% p.a.	67,884	74,704	89,474	85,404
YEN + Fixed	1.69% p.a.	-	108,231	-	127,371
CDI + Fixed	100% CDI + 0.05% p.a.	539,300	779,650	540,987	811,600
		607,184	962,585	630,461	1,024,375

Short position	CDI	(607,184)	(962,585)	(643,191)	(1,131,886)
Swap net position		-	-	(12,730)	(107,511)

Total swap net position		-	-	28,894	(115,209)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the year ended in December 31, 2011 are recorded in the net financial result and balance payable by fair value is R$28,894 (R$115,209 in December 31, 2010) and recorded under “loans and borrowings”.

Fair value hedge effects in the income for the year ended in December 31, 2011 were R$53,307 of gain, (R$98,794 of loss in December 31, 2010).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps disclosed by BM&F Bovespa.

Market values of swaps and currency coupons x CDI were obtained by using the market exchange rates in the date in which the quarterly information are raised and the rates projected by the market are calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

Listed companies must disclose an illustrative chart of sensitivity analysis, for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

In compliance with the aforementioned paragraph, according to the Management’s assessment the most probable scenario is what the market has been signaling through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operations. Therefore, in the probable  scenario, there is no impact on the fair value of financial instruments already mentioned above. For scenarios II and III, for the exclusive sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of financial instruments.

In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, clean Cupom and DIxIene, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP (OTC Clearing House) and calculated through the exponential interpolation method.

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating if effects are not significant, see note b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(1,337,880)	(1,456,936)	(1,583,586)
Swap (asset position in pre-fixed rate)	Rate increase	1,333,221	1,450,810	1,575,862
	Net effect	(4,659)	(6,127)	(7,724)

Swap (liability position in CDI)	CDI decrease	(1.302.243)	(1,425,186)	(1,542,890)
Total net effect		-	(124,411)	(243,712)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

(iii)    Derivatives accounted for at fair value through income statement

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(1,570,021)	(1,962,525)	(2,355,030)
Swap (asset position in pre-fixed rate)	USD increase	1,591,272	1,989,089	2,386,907
	Net effect	21,251	26,564	31,877

Swap (liability position in CDI)	CDI decrease	(1,417,923)	(1,589,018)	(1,675,124)

Total net effect		-	(165,782)	(246,575)

Swap (short position in USD)	USD decrease	575,797	588,750	601,550
Swap (long position in CDI)	CDI increase	(575,816)	(589,416)	(602,861)
	Net effect	(19)	(666)	(1,311)

Net total effect		-	(647)	(1,292)

(iii)   Other financial instruments

		12.31.2011	Market projection
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and borrowings :
Debentures:
6th issue	CDI + 0.5%	539,300	600,640	685.286	800.490
8th issue	109.50% of CDI	626,706	760,494	945.369	1.203.189
9th issue	107.75% of CDI	685,647	832,019	1.034.282	1.316.350
10	108.5% of CDI	800,355	971,215	1.207.316	1.536.573
Total debentures		2,652,008	3,164,368	3.872.253	4.856.602

PAFIDC (Senior quotas)	109.5% of CDI	1,235,934	1,438,145	1.714.287	2.092.142
Total loans and borrowings exposure		3,887,942	4,602,513	5.586.540	6.948.744
Cash and cash equivalents (*)	100.9 % of CDI	4,969,955	5,540,750	6.327.877	7.399.021

Total net exposure (and deterioration compared to balance recorded)		1.082.013	(143.776)	(196,900)	(487,960)
(*) weighted average

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	12.31.2011	Budgeted prices in active markets for identical instruments (level 1)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 2)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 3)

Cash and cash equivalents	4,969,955	4,969,955	-	-
Cross-currency interest rate swaps	2,235	-	2,235	-
Interest rate swaps	26,659	-	26,659	-
Loans and borrowings	(11,366,870)	-	(11,366,870)	-
Purchase Option – Bartira	304,339	-	-	304,339
	(6,063,682)	4,969,955	(11,337,976)	304,339

There were no transactions between the levels of measuring fair value in the year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments - Continued

d) Consolited position of operations  with derivatives financial instruments.

At December 31, 2011, below, the consolidated position of derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	-	19,005	-	17,037

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 40,000	11/21/2007	4/29/2011	-	(19,263)	-	(17,841)
		US$ 40,000	11/21/2007	5/31/2011	-	(19,259)	-	(17,611)
		US$ 40,000	11/21/2007	6/30/2011	-	(19,238)	-	(17,362)
		US$ 57,471	04/16/2010	4/10/2013	(5,680)	(9,121)	(5,330)	(3,746)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	(13,094)	(15,284)	(12,728)	(13,146)
		US$ 15,000	3/14/2008	12/20/2011	-	(5,749)	-	(5,008)
		US$ 10,000	3/14/2008	12/20/2011	-	(3,631)	-	(3,071)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	(16,320)	(19,317)	(16,080)	(11,113)
	Brasil	U$ 78,500	2/9/2011	2/3/2012	4,964	-	5,099	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	3,423	-	4,348	-
	Itaú	US$ 175,000	7/1/2010	9/7/2013	(28,938)	(37,229)	(29,306)	(35,055)
		U$ 160,300	5/5/2011	4/16/2014	25,708	-	30,207	-
	HSBC	U$ 150,000	4/29/2011	4/22/2013	23,076	-	25,827	-
		U$ 7,586	12/14/2011	12/07/2012	212	-	197	-
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	186	29	3,421	(1,253)
	(*)	R$ 33,000	12/23/2010	12/24/2012	169	11	882	(95)
		R$ 160,000	12/23/2010	1/14/2013	804	52	4,408	(513)
		R$ 35,000	12/23/2010	2/28/2013	162	11	1,012	(154)
		R$ 45,000	12/28/2009	3/11/2011	-	461	-	437
		R$ 80,000	6/28/2010	6/12/2013	394	404	2,091	(847)
		R$ 130,000	6/28/2010	6/6/2014	369	575	3,166	(2,190)
		R$ 130,000	6/28/2010	6/2/2015	161	511	3,031	(2,911)
		R$ 200,000	3/31/2010	3/7/2013	1,274	2,627	7,365	362
	Unibanco	R$ 779,650	6/25/2007	3/1/2013	(2)	(6)	(2)	(598)
	Santander	R$ 50,000	6/28/2010	6/12/2013	(35)	297	1,286	(531)
					(3,167)	(124,114)	28,894	(115,209)

(*) Renewal of contracts

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Option Bartira

Applying Black & Scholes methodology using the following metrics:

• Exercise price: R $ 200,466 (updated by IPCA up until year date);

• The asset price in cash: R$ 591,071, equivalent to the valuation of 100% of the company Bartira conditions in which the asset can be delivered if the option is exercised, in other words, without the effects of unfavorable contract supply;

• Volatility: 28% based on companies in the same industry;

• Deadline for exercise: 3 years; and

• Risk free rate: 12% per year.

On 31 December 2011 was performed recalculation of the value of the option and no change in value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

21.   Income and social contribution taxes payable and tax installment payment

a)   Payable taxes and contributions

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

PIS and COFINS payable	53,152	120,749	140,261	216,194
Provision for income and social contribution taxes	11,718	11,718	174,935	58,006
Other	4,232	11,419	17,220	24,653
	69,102	143,886	332,416	298,853

b)    Installment payment

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Taxes paid by installments - Law no. 11,941/09 (iii)	1,344,662	1,178,202	1,440,636	1,282,102
INSS	-	90,043	-	90,043
CPMF (i)	-	29,505	-	35,428
Other (ii)	21,219	22,976	22,386	24,256
	1,365,881	1,320,726	1,463,022	1,431,829

Current	163,214	51,480	171,212	54,071
Noncurrent	1,202,667	1,269,246	1,291,810	1,377,758

(i)   CPMF  – The Company waived certain lawsuits to file request for the Special Tax Installment Payment Program (“PAES”), pursuant to Law 10,684/2003. These installments were adjusted by TJLP (long-term interest rate) whose consolidated balance could be paid in 120 monthly installments.

(ii) Other  – The Company filed request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

21.   Taxes and social contribution and taxes by installments – Continued

b) Installment payment - Continued

(iii)   Federal tax installment payment, Law 11,941/09 – The Law 11,941, published on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment payment overdue until November 2008, granting several benefits to its participants, such as reduction of fines, interest rates and legal charges, eventual utilization of credits calculated based on accumulated tax losses to settle default interest, ex-officio  fine and interest rates, the term of up to 180 months to pay the consolidated balance, the utilization of escrow deposits to reduce the balance to be consolidated, besides the non-assessment of IRPJ/CSLL/PIS/COFINS over the gains deriving from debt decreases provided by the adhesion to this installment program.

Considering this scenario, the Company decided to reduce its tax exposure, by adhering to this installment payment in order to include some of its tax liabilities in said installment program. Therefore, during the year ended December 31, 2011, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which consolidation occurred between 07 to 30 of June of 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

22.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Earnings before income and social contribution taxes	803,299	656,153	804,655	670,452
Income and social contribution taxes at the notional rate of 25% for the parent company and 34% for subsidiaries	(200,825)	(164,038)	(241,397)	(201,136)
Tax fines	(2,371)	(854)	(3,053)	(1,298)
Surplus arising from business	-	87,930	-	87,930
Reversal of provision for non-performance of Deferred from previous years	-	-	106,196	-
Recovery of loans	30,098	-	31,026	-
Equity pick-up and provision for subsidiary’s capital deficiency	93,671	36,609	10,448	10,350
Other permanent differences (undeductible)	(5,653)	2,698	11,781	19,632
Effective income and social contribution taxes	(85,080)	(37,655)	(84,999)	(84,522)

Income and social contribution taxes for the year
Current	-	(2,667)	(142,117)	(52,052)
On amortized goodwill	(104,903)	(103,098)	(104,903)	(109,307)
Deferred	19,823	68,110	162,021	76,837
Deferred income and social contribution taxes expenses	(85,080)	(37,655)	(84,999)	(84,522)
Effective rate	10.6%	5.7%	10.6%	12.6%

(*) GPA does not pay social contribution tax (9%) based on a successful lawsuit in the past, which reduces the income tax to 25% for the Company.

b)  Breakdown of deferred income and social contribution taxes

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Tax losses (i)	61,470	54,375	764,524	720,530
Provision for contingencies	70,326	117,334	208,639	232,548
Provision for derivative operations taxed on a cash basis	21,905	(9,639)	57,321	27,418
Allowance for doubtful accounts	1,388	2,225	82,147	66,507
Goodwill tax amortization over investments	64,804	52,124	59,601	57,410
Deferred income tax over adjustments under CPC	(7,075)	6,051	(1,207,770)	(1,159,740)
Surplus value of assets acquired through business combination	-	-	-	2,538
Income tax over Vieri goodwill	-	104,903	-	104,903
Provision for goodwill decrease	-	-	36,789	117,516
Other	12,192	12,818	133,563	44,042
Deferred income and social contribution taxes	225,010	340,191	134,814	213,672

Provision for realization of deferred income and social taxes	-	-	-	(106,196)

Deferred income and social contribution taxes assets	225,010	340,191	134,814	107,476

Noncurrent Assets	225,010	340,191	1,249,687	1,136,462
Noncurrent Liabilities	-	-	(1,114,873)	(1,028,986)
Income tax and deferred social contribution	225,010	340,191	134,814	107,476

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

22.       Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes -- Continued

(i) Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated   by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent company	Consolidated
2012	54,114	381,461
2013	90,596	230,569
2014	29,126	207,075
2015	29,126	235,550
2016	22,048	195,032
	225,010	1,249,687

Pursuant to CPC 32 (IAS 12) – Taxes on Income, approved by CVM Deliberation nº 599/09, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

The balance of deferred income tax and social contribution assets and liabilities were reclassified as of December 31, 2011 and 2010 in order to present the net amount per entity, pursuant to CCP 32 (IAS 12).

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and corroborated by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel:

•           Parent Company

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2009	34,842	42,692	43,599	33,485	154,618
	-
Additions	- -	213,891	27,433	2,340	243,664
Reversals	-	(9,517)	(22,295)	(9)	(31,821)
Monetary restatement	3,101	3,919	6,945	6,727	20,692

Balance at 12.31.2010	37,943	250,985	55,682	42,543	387,153

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies -- Continued

a)     Parent Company --  Continued

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2010	37,943	250,985	55,682	42,543	387,153

Additions	-	20,288	23,304	6,505	50,097
Installment 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(100,647)	(14,669)	-	(115,316)
Reversals	-	(42,036)	2,275	(21,074)	(60,835)
Monetary restatement	1,819	15,432	8,951	6,907	33,109

Balance at 12.31.2011	-	126,498	75,543	34,881	236,922

b)        Consolidated

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2009	161,391	279,275	103,148	117,509	661,323

Additions	5,640	224,918	43,859	23,989	298,406
Installment 11,941/09	(71,164)	(10,610)	-	-	(81,774)
Reversals	-	(26,618)	(48,758)	(14,134)	(89,510)
Transfers	-	9,745	(264)	(9,481)	-
Monetary restatement	8,601	8,283	10,904	10,295	38,083
Business Combination - Globex	-	(20,140)	1,744	1,205	(17,191)

Balance 12.31.2010	104,468	464,853	110,633	129,383	809,337

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2010	104,468	464,853	110,633	129,383	809,337

Additions	8,754	38,360	52,930	79,046	179,090
Installment 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(105,478)	(33,263)	(17,599)	(156,340)
Reversals	(2,723)	(86,579)	(11,374)	(83,212)	(183,888)
Transfers	-	-	-	-	-
Monetary restatement	7,313	52,496	13,927	15,474	89,210

Balance 12.31.2011	78,050	346,128	132,853	123,092	680,123

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies -- Continued

c)  Taxes

Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 11.04% at December 31, 2011 (9.37% at December 31, 2010), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including provision for contingencies.

The main provisioned tax claims are as follow:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company made a controlled compensation of tax debts of PIS and COFINS IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The value of the demands for PIS and COFINS in December 31, 2011 is R$78,050 (R$104,468 in December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies - Continued

c)  Taxes  - Continued

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified before the registration of the Secretary of State Farm, error in application rate, ancillary obligations by state and treasury departments and (v) other less relevant issues. The amount recorded at December 31, 2011 is R$161,460 (R$75,898 in December 31, 2010).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2011 is R$26,334 (R$31,088 in December 31, 2010).

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. The Company re-evaluated Globex claims on the reference date of acquisition by CBD (July 6, 2009) and recognized at December 31, 2011 the amount of R$158,335 (R$159,244 in December 31, 2010) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2011, the Company recorded a provision of R$118,574 (R$89,867 in December 31, 2010) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 1.20% accumulated in the year ended December 31, 2011 (0.69% in December 31, 2010) accrued of 1% monthly interest.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies – Continued

d)  Labor – Continued

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$14,279 at December 31, 2011 (R$20,765 in December 31, 2010).

e)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At December 31, 2011, the accrual amount for these lawsuits is R$21,853 (R$33,349 in December 31, 2010), for which there are no escrow deposits;

•       The subsidiary Globex is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with trade payables, and the amount referred to in said lawsuits totals R$50,017 at December 31, 2011 (R$35,084 in December 31, 2010); and

•       Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$6,553 (R$10,745 in December 31, 2010).

Total civil actions and other at December 31, 2011 is R$123,092 (R$129,383 in December 31, 2010).

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$4,776,416 at December 31, 2011 (R$2,994,455 at December 31, 2010), and are mainly related to:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SFS –– Standard Financial Statements – 12/31/2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities– Continued

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$252,599 at December 31, 2011 (R$237,690 in December 31, 2010). The proceedings are under administrative and court discussion;

•       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$377,317 at December 31, 2011 (R$255,393 in December 31, 2010);

•       COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$861,096 at December 31, 2011 (R$722,322 in December 31, 2010);

•       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from trade payables considered to be incapable according to the state treasury’s records; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) goods purchased from trade payables who enjoy the tax benefits in states where they are located, (vi) difference in tax classification, (vii) among others, not relevant. The total amount of these assessments is R$2,516,572 at December 31, 2011 (R$1,488,728 in December 31,2010), which await a final decision in the administrative and court levels. The difference in value is due to proceedings and reclassification of probability and updates;

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$354,578 at December 31, 2011 (R$140,046 in December 31, 2010) and await administrative and court decisions;

•       Other litigations – They are related to administrative lawsuits, shares estate where pleads the renewal of leases and setting rents according to the values prevailing in the market and the shares under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$414,254 (R$150,276 in December 31, 2010);

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

23. Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities - Continued

•         The Company has also to labor with estimated risk of loss as possible the amount of R$144,550 (R$ 92,730 in December 31,2010)

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)  Escrow Deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to escrow deposits not linked to the litigations recorded in liabilities, on December 31, 2011 the amount of escrow deposits was R$ 737,688 (R$ 645,920 in December 31,2010).

h)  Guarantees

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	835,857	1,814	1,354,693	2,192,364
Labor	6,156	3,130	68,751	78,037
Civil and other	11,201	2,197	38,724	52,122
Total	853,214	7,141	1,462,168	2,322,523

i)   Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions

a)  Operating Lease

	Parent Company		Consolidated
	12.31.2011		12.31.2011
		12.31.2010		12.31.2010
Gross liability from operating lease Minimum rental payment
Up to 1 year	299,462	372,817	940,567	762,313
1 - 5 years	786,833	1,061,168	2,444,897	2,172,858
More than 5 years	1,331,426	1,570,758	3,972,034	4,003,939
	2,417,721	3,004,743	7,357,498	6,939,110

 The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2011, the fine would be R$943,275 (R$656,060 in December 31, 2010).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Contingent payments as expense in the year	245,486	229,275	474,656	433,340

(ii) Clauses with renewal or adjustment option

The terms of the agreements for the year ended at December 31, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions - Continued

b)  Financial lease

Financial lease agreements amounted to R$396,350 at December 31, 2011 (R$292,895 in 2010), according to the chart below:

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Finance leasing liability –minimum rental payments
Up to 1 year	55,800	20,789	81,643	64,467
1 - 5 years	118,217	36,268	152,944	63,262
More than 5 years	34,127	29,861	41,844	37,982
Actual value of financial lease agreements	208,144	86,918	276,431	165,711

Future borrowing charges	102,522	115,458	119,919	127,184
Gross amount of financial lease agreements	310,666	202,376	396,350	292,895

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Contingent payments as expense in the year	2,918	2,529	2,918	3,950

The term of the agreements in the year ended at December 31, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Minimum rentals	299,462	298,118	470,719	395,309
Contingent rentals	36,353	15,059	646,664	222,030
Sublease rentals	(81,186)	(97,418)	(110,806)	(122,797)
	254,629	215,759	1,006,577	494,542

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

25.   Prepaid Revenue

       The direct and indirect subsidiaries Globex and NCB, respectively received in advance values of trading partners on exclusivity in the intermediation services or extended warranties and additional subsidiary Barcelona received in advance values for the rental of rack and light panel (Back Lights) for exhibition of products from their suppliers.

	Consolidated
	12.31.2011	12.31.2010

Additional or extended warranties	446,747	245,716
Finasa agreement	1,714	-
Correspondent banking	-	4,771
Barter contract	2,382	-
Back Lights	12,478	-
	463,321	250,487

Current	81,915	63,021
Noncurrent	381,406	187,466
	463,321	250,487

Management estimates that the value classified as noncurrent will be recognized in the result in the following proportions:

Consolidated
12.31.2011
2013	60,438
2014	63,188
2015	68,244
2016	73,703
2017	79,599
2018	36,234
381,406

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26. Shareholders’ Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 260,239 at December 31, 2011 (257,774 in December 31, 2010) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2011 and 2010, and 160,559 in thousands of preferred shares at December 31, 2011 (158,094 in December 31, 2010).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at May 5, 2011, the capital was increased by R$11,797 by means of the issue of 831,884 preferred shares.

At the Board of Directors Meeting held at July 28, 2011, the capital was increased by R$10,925 by means of the issue of 258,792 preferred shares.

At the Board of Directors Meeting held at November 03, 2011, the capital was increased by R$249 by means of the issue of 20,100 preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26. Shareholders’ Equity – Continued

c)  Capital reserve – special goodwill reserve – Continued

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effect of this operation was deferred tax assets and a special goodwill reserve of R$ 238,930 at December 31, 2011 (R$344,606 in December 31, 2010), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

d)  Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 10 (IFRS 2).

e)  Revenue reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f)   Stock option plan for preferred shares

(i)  Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PN shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

f)   Stock option plan for preferred shares - Continued

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Where:

Q =    Number of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe =   Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the year.

There are no options under the original Stock Option Plan, approved by Ordinary and Extraordinary General Meeting held on April 28, 1997, since July 28, 2011, which corresponded to the exercise deadline of the last series of options as the Board of Directors Meeting of the same date.

(ii)    New stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(ii)  New stock option plan for preferred shares - Continued

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the year	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.52	989	(435)	(554)	-	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	42.43	901	(229)	(402)	-	270
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(900)	(107)	-	115
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(91)	-	-	423
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(76)	-	-	106
						7,193	(3,600)	(1,081)	-	2,512

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(ii) New stock option plan for preferred shares - Continued

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the year	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2011
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	43.15	901	(478)	(412)	(11)	-
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(320)	(6)	-	-
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(1,000)	(108)	(14)	-
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	-	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	-	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0,01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	-	299
						6,802	(4,275)	(539)	(25)	1,963

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

At March 30, 2011, the Committee approved that no reduction occurred and or acceleration referring to Series A2.

At December 31, 2011, the Company preferred share price at BM&FBovespa was R$67.00 per share.

At December 31, 2011 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)        Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(iii)        Consolidated information on the stock option plans – GPA- Continued

	12.31.2011	12.31.2010
Number of shares	260,239	257,774
Balance of granted series in effect	1,963	2,512
Maximum percentage of dilution	0.75%	0.97%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 1.09% (0.72% - 2010), (b) expectation of volatility of nearly 25.14% (40.47% - 2010) and (c) the risk-free weighted average interest rate of 12.43% (9.66% - 2010). The expectation of average remaining of the series outstanding at December 31,2011 was 1.77 year (in 2010 was 1.40 year). The weighted average fair value of options granted during 2011 was R$ 44.96 (in 2010 was R$ 46.98).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
12.31.2010
Outstanding at the beginning of the year	3,664	18.08	1.26	169,035
Granted during the year	696	12.17
Cancelled during the year	(38)	36.14
Exercised during the year	(1,810)	19.40
Expired during the year	-	30.52
Outstanding at the ended of the year	2,512	14.31	1.40	133,214
Acquired or to be acquired	2,512	14.31	1.40	133,214
Exercisable at December 31, 2010	1,174	20.56	1.24	57,222

12.31.2011
Granted during the year	598	27.36
Cancelled during the year	(11)	42.32
Exercised during the year	(1,111)	20.68
Expired during the year	(25)	32.64
Outstanding at the ended of the year	1,963	16.90	1.77	98,371
Acquired or to be acquired	1,963	16.90	1.77	98,371
Exercisable at December 31, 2010	1,221	14.88	1.02	63,653

Technical Pronouncement CPC 10 (IFRS 2)– Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at December 31, 2011 were R$26,870 (R$27,278 in December 31, 2010).

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Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

g)   Dividends

The meeting of Board of Directors held on May 12, 2011 the payment of interim dividends for the first quarter of 2011 was approved in the amount of  R$22,485, being R$0.09 per preferred share and R$0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on May 27, 2011. On May 20, 2011, the shares though of as negotiated "ex-rights" to the dividends payment date.

The meeting of Board of Directors held on July 25, 2011 the payment of interim dividends for the second quarter of 2011 was approved in the amount of R$22,560, R$0.09 per preferred share and R$0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on August 10, 2011. On August 02, 2011, the shares though of as negotiated "ex-rights" to the dividends payment date.

The meeting of Board of Directors held on November 03, 2011 the payment of interim dividends for the third quarter of 2011 was approved in the amount of R$22,583, R$0.09 per preferred share and R$0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on November 28, 2011. On November 16, 2011, the shares though of as negotiated "ex-rights" to the dividends payment date.

The Management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$67,628 in 2011. The dividend payable at December 31, 2011 is R$ 102,949 (R$ 114,654 in December 31, 2010), which corresponds to a remuneration of R$ 0.372950601 for common shares and R$ 0.41024566126 for preferred A shares.

	Dividends proposed
	2011	2010
Net income for the years	718,219	722,422
Legal reserve	(35,911)	(36,122)
Calculation basis of dividends	682,308	686,300
Mandatory minimum dividends – 25%	170,577	171,575
(R$ 0.617945 per common share)	61,596	-
(R$ 0.679740 per preferred A share)	108,980	-
(R$ 0.627728 per common share)	-	62,572
(R$ 0.690501 per preferred A share)	-	109,003

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

27.          General and administrative selling expenses

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Selling expenses
Personnel expenses	(1.310.146)	(1.159.760)	(3.564.889)	(2.184.284)
Commercial expenses	(364.237)	(323.090)	(535.285)	(471.745)
Functional expenses	(747.165)	(671.870)	(1.123.910)	(1.023.960)
Outsourced services	(64.914)	(96.394)	(2.319.582)	(1.000.168)
Other expenses	(56.831)	(123.935)	(392.981)	(186.132)
	(2.543.293)	(2.375.049)	(7.936.647)	(4.866.289)

General and administrative expenses
Personnel expenses	(316.301)	(327.559)	(973.403)	(557.250)
Outsourced services	(237.951)	(191.500)	(673.327)	(341.807)
Other expenses	(42.109)	(15.380)	(36.367)	(51.902)
	(596.361)	(534.439)	(1.683.097)	(950.959)

28.    Other operating expenses, net

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Gain on bargain purchase arising from business combination	-	351,718	-	351,718
Provision for contingencies - net of gains from the fine and interest amnesty – Law 11,941/09	-	(43,115)	-	(43,115)
Provision for lawsuits	-	(272,574)	-	(272,574)
Escrow Deposits write-offs	-	(19,910)	-	(23,116)
Business combination expenses	-	(23,601)	-	(24,064)
Tax installment payment (i)	(36,716)	(19,257)	(27,951)	(77,263)
Indemnifiable liabilities (ii)	(168,230)	(55,490)	(89,162)	29,649
Restructuring	(14,478)	(13,657)	(83,393)	(8,039)
Result from permanent assets write-off	(14,255)	(27,962)	(48,820)	(73,517)
Other	(511)	(25,817)	(9,367)	12,454
	(234,190)	(149,665)	(258,693)	(127,867)

(i)   Mainly composed by the review of 2009 tax payment installments - Refis, according to Law 11,941/09.

(ii)  Recording of Indemnifiable liability referring to the “First Amendment to the Partnership Agreement” between Globex, CBD and Casas Bahia, by CBD ensuring the right of indemnification to Globex of certain recognized contingencies to be due by Globex as of June 30, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

29.   Financial result

	Parent company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Financial Expenses
Financial Charges-BNDES	(41,898)	(15,539)	(43,309)	(19,243)
Financial Charges-Debentures	(225,427)	(156,400)	(225,427)	(156,400)
Interest on loan	(135,227)	(77,066)	(423,493)	(106,708)
Swap operations	(61,664)	(31,078)	(98,534)	(71,341)
Mark-to-market of financial instruments	2,761	(14,030)	(10,150)	(3,082)
Capitalized interest	21,461	11,720	27,076	9,580
Receivables securitization	(105,046)	(95,818)	(280,154)	(113,807)
Credit card prepayment	(18,448)	(4,962)	(419,798)	(352,574)
Financial charges on contingencies and taxes	(173,853)	(141,207)	(257,160)	(211,439)
Interest on financial leasing	(14,081)	(7,390)	(14,831)	(14,225)
Tax on financial transactions and bank services	(28,394)	(17,736)	(99,859)	(49,818)
Present value adjustment	-	(820)	(26,512)	(820)
Other financial expenses	(11,659)	(17,969)	(53,807)	(64,822)
Total financial expenses	(791,475)	(568,295)	(1,925,958)	(1,154,699)

Financial revenues
Interest on cash and cash equivalents	178,105	112,145	343,088	144,326
Subordinated quotas-PAFIDC	6,663	11,484	27,029	12,828
Financial discounts obtained	43,366	42,874	114,802	57,344
Financial charges on taxes and judicial deposits	23,772	28,699	76,691	90,435
Interest on installment sales	5,254	6,076	7,330	7,863
Interest on loan	46,538	58,102	-	-
Present value adjustment	952	(4,104)	1,607	(4,830)
Other financial revenues	13,890	2,604	22,703	23,732
Total financial income	318,540	257,880	593,250	331,698

Financial result	(472,935)	(310,415)	(1,332,708)	(823,001)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

30. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares confer different voting rights and settlement.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (See Note 26), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

30.   Earnings per share - Continued

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	12.31.2011			12.31.2010
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Dividends proposed	109,037	61,540	170,577	109,003	62,572	171,575
Basic earnings allocated and not distributed	349,447	198,195	547,642	283,283	163,640	446,923
Net income allocated available for common and preferred shareholders	458,484	259,735	718,219	392,286	226,212	618,498

Basic denominator (thousands of shares)
Weighted average of shares	159,775	99,680	259,455	156,873	99,680	256,553

Basic earnings per thousands of shares (R$)	2.87	2.61		2.50	2.27

Diluted numerator
Dividends proposed	109,037	61,540	170,577	109,003	62,572	171,575
Net income allocated and not distributed	349,447	198,195	547,642	283,283	163,640	446,923
Net income allocated available for common and preferred shareholders	458,484	259,735	718,219	392,286	226,212	618,498

Diluted denominator
Weighted average of shares (thousands)	159,775	99,680	259,455	156,873	99,680	256,553
Stock call option	909	-	909	1,616	-	1,616

Diluted weighted average of shares (thousands)	160,684	99,680	260,364	158,489	99,680	258,169

Diluted earnings per thousands of shares (R$)	2.85	2.61		2.48	2.27

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

31.   Insurance coverage

Coverage at December 31, 2011 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,462,100	15,203,123
Profit	Loss of profits	1,379,175	2,425,559
Cars and other	Damages	193,893	748,438

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$173,750.

32.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees. Contributions made by the Company referring to the year ended at December 31, 2011 amounted to R$2,791 (R$2,348 in December 31, 2010), employees contributions amounted to R$3,990 (R$3,462 in December 31, 2010). The plan had 881 participants at December 31, 2011 (840 in December 31, 2010).

33.   Segment information

The Management divided the entities recently acquired into four segments, as follows.

•       Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;

•       Electro– Includes the banners Ponto Frio and Casas Bahia;

•       Cash & Carry  – Includes the banner ASSAI; and

•       E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br  and www.casasbahia.com.br.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Nova Casa Bahia that operate under the trade names “Ponto Frio” and “Casas Bahia”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the sites pontofrio.com.br, extra.com.br  and casasbahia.com.br.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

	Balance at 12.31.2011
Description	Retail	Cash and carry	Electro	E-commerce	Total	Removal	Total
Sales net revenue	21,675,732	3,902,038	17,827,516	3,189,200	46,594,486	-	46,594,486
Gross profit	6,078,608	534,017	5,558,397	490,500	12,661,522	-	12,661,522
Depreciation and amortization	(515,662)	(31,703)	(125,765)	(7,417)	(680,547)	-	(680,547)
Operating income	1,193,017	75,204	662,621	171,696	2,102,538	-	2,102,538
Equity Pickup	18,918	-	15,907	-	34,825	-	34,825
Financial expenses	(925,401)	(98,655)	(816,192)	(131,871)	(1,972,119)	46,161	(1,925,958)
Financial income	372,360	10,873	254,307	1,871	639,411	(46,161)	593,250
Earnings before income tax and social contribution	658,893	(12,577)	116,643	41,696	804,655	-	804,655
Income tax and social contribution	(34,580)	4,066	(39,623)	(14,862)	(84,999)	-	(84,999)
Net Income (Loss)	624,313	(8,511)	77,022	26,832	719,656	-	719,656
Current assets	8,225,596	833,336	7,554,846	847,119	17,460,897	(184,505)	17,276,392
Noncurrent assets	12,994,362	581,258	3,152,688	120,278	16,848,586	(355,973)	16,492,613
Current liabilities	6,483,758	679,817	5,988,761	888,716	14,041,052	(539,850)	13,501,202
Noncurrent liabilities	7,536,680	515,388	2,121,200	738	10,174,006	(628)	10,173,378
Shareholders’ Equity	7,199,520	219,389	2,597,573	77,943	10,094,425	-	10,094,425

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

	Balance at 12.31.2010
Description	Retail	Cash and carry	Electro	E-commerce	Total	Removal	Total
Sales net revenue	20,542,598	2,943,034	6,903,714	1,702,328	32,091,674	-	32,091,674
Gross profit	5,524,740	421,695	1,627,189	276,574	7,850,198	-	7,850,198
Depreciation and amortization	(354,937)	(24,680)	(64,346)	(2,166)	(446,129)	-	(446,129)
Operating income	1,106,222	62,618	212,744	77,371	1,458,955	-	1,458,955
Equity Pickup	21,700	-	12,799	-	34,499	-	34,499
Financial expenses	(659,978)	(53,647)	(376,149)	(73,460)	(1,163,234)	8,535	(1,154,699)
Financial income	298,651	7,244	34,023	315	340,233	(8,535)	331,698
Income tax and social contribution	766,595	16,214	(116,583)	4,226	670,452	-	670,452
Financial income	(123,118)	(7,951)	51,880	(5,333)	(84,522)	-	(84,522)
Net Income (Loss)	643,476	8,264	(64,703)	(1,107)	585,930	-	585,930
Current assets	6,309,707	721,364	7,131,628	510,368	14,673,067	-	14,673,067
Noncurrent assets	12,720,825	712,728	2,090,405	72,282	15,596,240	(497,044)	15,099,196
Current liabilities	4,933,300	740,627	4,715,670	533,840	10,923,437	-	10,923,437
Noncurrent liabilities	7,346,136	512,849	1,986,126	167	9,845,278	(497,044)	9,348,234
Shareholders’ Equity	6,751,096	180,616	2,520,237	48,643	9,500,592	-	9,500,592

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

•       Eliminations are composed of intercompany’s balances;

•       Mainly related to the classification of deferred income tax from current to non-current;

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	12.31.2011	12.31.2010
Food	54.9%	73.2%
Non-food	45.1%	26.8%
Total	100.0%	100.0%

34. Subsequent Event

Issue of Debentures Globex

On January 27, 2012, the Board of Directors of the subsidiary Globex Utilities S.A. approved the 3rd issue of debentures in the amount of R$400,000, which will be subject to public distribution with restricted placement efforts by CVM Deliberation nº 476/2009.

The proceeds from the issuance will be used to increase  working capital and extended the debt profile of the Subsidiary.

The characteristics and condition of the issuance of the debenture are:

Description	3rd issue
Issuer	Globex Utilidades S.A.
Guarantor	Companhia Brasileira de Distribuição.
Coordinator	Banco Itaú BBA S.A.
Title	Debênture on a firm guarantee of placement in accordance with CVM Instruction nº 476, January 2009.
Issue Amount	R$ 400,000,000.00 (four hundred million reais)
Allocation of Funds	Extended profile of debt and working capital
Species	Unsecured.
Guarantee	Personal Guarantee
Series	Single
Placement Regime	Firm commitment to total volume of R$ 400,000,000.00 (four hundred million reais).
Unit at Face Value	R$ 10,000.00 (ten thousand reais)
Data of issue	To be determined (TBD)
Term	42 months.
Amortization	Amortization of the total amount at maturity at the end of 42 (forty-second) months (bullet).
Remuneration	Rate Variation Over DI of 252, calculated and published by CETIP S.A., plus a spread exponentially equivalent to 1.00% (one percent) per year.
Payment of Remuneration	Semester
Renegotiation	There won’t be.

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Notes to the consolidated financial statements

December 31, 2011 and 2010

(In thousands of Reais, except when otherwise stated)

34. Subsequent Event -- Continued

Change of Corporate Name – Globex Utilidades S.A.

On February 15, 2012 the subsidiary Globex approved at Extraordinary General Meeting the change the corporate name of the company Globex Utilidades S.A. to Viavarejo S.A., with the consequent amendment of Article 1 of its bylaws.

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 12/31/2011 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	25.13%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	3,091,566	1.93%	31,710,744	12.19%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,635,313	12.85%	20,635,313	7.93%
CASINO GUICHARD PERRACJON RACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.15%
SEGISOR *	-	0.00%	5,091,754	3.17%	5,091,754	1.96%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	7,398,417	4.61%	7,398,417	2.84%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,076,494	2.54%	4,076,494	1.57%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,622,182	1.63%	2,622,182	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	652,140	0.41%	652,140	0.25%
BENGAL LLC *	-	0.00%	1,550,000	0.97%	1,550,000	0.60%
OREGON LLC *	-	0.00%	2,483,761	1.55%	2,483,761	0.95%
KING LLC*	-	0.00%	4,752,590	2.96%	4,752,590	1,83%
LOBO I LLC*	-	0.00%	6,566,493	4,09%	6,566,493	2.52%
PINCHER LLC*	-	0.00%	1,550,000	0,97%	1,550,000	0.60%
PARKER I LLC*	-	0.00%	3,907,123	2,43%	3,907,123	1.50%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	95,948,331	59.76%	96,008,952	36.89%
TOTAL	99,679,851	100.00%	160,558,750	100.00%	260,238,601	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	27.00
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	34,723,824	100.00	55,098,824	73.00
TOTAL	40,750,000	100.00	34,723,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	29,889,429	11.26	3,000,000	42.86	32,889,429	12.07
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ADRIANA F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
RAFAELA MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
MIGUEL MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
TOTAL	265,452,111	100.00	7,000,000	100.00	272,452,111	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 12/31/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	64,396,451	40.11%	164,015,782	63.03%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	528,732	0.33%	528,732	0.20%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	95,396,593	59.42%	95,457,113	36.68%

Total	99,679,851	100.00%	160,558,750	100.00%	260,238,601	100.00%

Outstanding Shares	60,520	0.06%	95,396,593	59.42%	95,457,113	36.68%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2010
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	41,757,179	26.98%	1,043,038	31.15%	142,419,548	55.25%

Management
Board of Directors	-	0.00%	4,371	0.00%	-	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	402,605	0.26%	1,343	0.04%	403,948	0.16%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.09%

Other Shareholders	60,520	0.06%	112,348,266	72.60%	2,304,430	68.81%	114,713,216	44.50%

Total	99,679,851	100.00%	154,745,007	100.00%	3,348,811	100.00%	257,773,669	100.00%

Outstanding Shares	60,520	0.06%	112,348,266	72.60%	2,304,430	68.81%	114,713,216	44.50%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements/Report of Fiscal Council or Related Body

(A free translation from Portuguese into English of Independent Auditor’s Report on Individual Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil, and on Consolidated Financial Statements prepared in Brazilian currency in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB  and accounting practices adopted in Brazil).

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), which comprise the balance sheet as at December 31, 2011, and the related income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and  the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB and accounting practices adopted in Brazil,  and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the Company’s  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as at December 31, 2011, and its financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as at December 31, 2011, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphasis of Matter

As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In these financial statements, the practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended as at December 31, 2011. Management is responsible for the preparation of these statements, which is required by Brazilian corporation law for publicly held companies, and as supplemental information for IFRS, which do not require the disclosure of the statements of value added. These statements were subject to the same audit procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, February 16, 2012.

Ernst & Young Terco

Auditores Independentes S.S.

CRC2SP015199/O-6

Antonio Carlos Fioravante

Accountant

CRC nº 1SP184973/O-0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements/Report of Fiscal Council or Related Body

REPORT OF FISCAL COUNCIL

Companhia Brasileira de Distribuição

In compliance with legal and statutory provisions, the Fiscal Council reviewed the Management Report and the Financial Statements of Companhia Brasileira de Distribuição for the fiscal year ended December 31, 2011. Based on these review and in view of the Independent Auditors’Report, Ernst & Young Terço, the Fiscal Council’s opined in favor to approve of those documents by the General Assembly of Shareholders.

São Paulo, February 16, 2012.

FISCAL COUNCIL MEMBERS

Fernando Maida Dall Acqua

Mario Probst

Raimundo Lourenço Maria Christians

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements/Officers Statement on the Financial Statements

Reports and Statements/Officers Statement on the Financial Statements

Board of Executive Officers statement on the Financial Statements

In compliance with section VI of Article 25 of CVM Ruling 480 of December 7, 2009, the Board of Executive Officers states that it has reviewed, discussed and agreed with the Company's 2011 Financial Statements, authorizing their conclusion on this date.

São Paulo, February 16, 2012.

Board of Executive Officers

Enéas César Pestana Neto

Chief Executive Officer

Hugo Antônio Jordão Bethlem

Vice Chief Executive Officer of Corporate Relations

José Antônio de Almeida Filippo

Corporate Services, Finance and IT Officer

Vitor Fagá de Almeida

Investor Relations Officer

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements/Officers Statement on the Independent Auditors’ Report

Reports and Statements/Officers Statement on the Independent Auditors’ Report

Board of Executive Officers statement on the Independent Auditors’ Report

In compliance with section VI of Article 25 of CVM Ruling 480 of December 7, 2009, the Board of Executive Officers states that it has reviewed, discussed and agreed with the independent auditors' report on the Company's 2011 Financial Statements, issued on this date.

São Paulo, February 16, 2012.

Board of Executive Officers

Enéas César Pestana Neto

Chief Executive Officer

Hugo Antônio Jordão Bethlem

Vice Chief Executive Officer of Corporate Relations

José Antônio de Almeida Filippo

Corporate Services, Finance and IT Officer

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 22, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.